SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: June 2018	Commission File Number: 1-31402

CAE INC.
(Name of Registrant)

8585 Cote de Liesse
Saint-Laurent, Quebec
Canada H4T 1G6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No ___X___

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.
Date: June 29, 2018	By:	/s/ Mark Hounsell
	Name:	Mark Hounsell
	Title:	General Counsel, Chief Compliance Officer and Corporate Secretary

Notice of Annual Meeting of Shareholders and 2018 Management Proxy Circular

Your worldwide
training partner
of choice

CAE

Table of Contents

Letter to the Shareholders from the Chair of the Board and the President and CEO	i
Proxy Circular Summary	ii
About CAE	iii
Definitions	1
Notice of 2018 Annual Shareholders’ Meeting	3
Section 1 About Voting Your Shares	5
Section 2 Business of the Meeting	8
Section 3 About the Nominated Directors	13
Section 4 Corporate Governance	21
Section 5 Board Committee Reports	25
Section 6 Director Compensation	34
Section 7 Executive Compensation	37
Compensation Discussion and Analysis	37
FY2018 CAE Performance Highlights	37
Compensation Objectives	39
Setting Executive Compensation	39
Comparator Group	41
Compensation Policy and Objectives	43
Executive Share Ownership Requirements	54
Risk Mitigation	55
Determination of the NEOs’ Compensation in FY2018	57
Shareholder Return Performance Graph	61
Pay for Performance Linkage	62
Pay for Performance Relative to Comparator Group	64
Compensation of Our Named Executive Officers	66
Summary Compensation Table	66
Incentive Plan Awards	67
Pension Arrangements	69
Termination and Change of Control Benefits	70
Section 8 Other Important Information	74
Section 9 Appendix A – Board of Directors’ Charter	75
Section 10 Appendix B – Summary of the Principal Terms of the Rights Plan	78
Section 11 Appendix C – Resolution to Approve the Renewal of the Rights Plan	81

Letter to the Shareholders from the Chair of the Board and the President and CEO

Dear fellow Shareholders,

It is our pleasure to invite you to attend CAE’s 2018 Annual Shareholder Meeting. As in prior years, we will meet to consider important matters affecting our Company. Whether or not you plan to attend the Meeting, we encourage you to review the enclosed information, consider the resolutions put forth by the Board and vote your Shares.

As a Shareholder, you have the right to vote your Shares on all items that come before the Meeting. Your vote is important to us and we encourage you to exercise your right either in person at the Meeting or by proxy.

This Circular also gives you details about all the items for consideration and how to vote. It also contains information about the nominated Directors, the auditors, reports from the various committees of the Board and CAE’s corporate governance practices.

At the Meeting, we will, as always, review our financial position, including the increased value we are delivering to Shareholders, and our business operations. We will also respond to your comments and questions.

Finally, we want to thank you for your continued confidence in and support of CAE and we remain committed to delivering world-class performance and creating long-term value for our Shareholders. We look forward to seeing you at this year’s Meeting.

James F. Hankinson (signed) Chair of the Board	Marc Parent (signed) President and CEO

June 15, 2018

CAE INC. | 2018 | Management Proxy Circular i

Proxy Circular Summary

This summary highlights some of the important information you will find in this Circular. These highlights do not contain all the information that you should consider, and you should read this entire Circular before voting your Shares.

Shareholder Voting Matters

Voting Matter	Board Vote Recommendation	Page Reference for More Information
Election of 10 Directors	FOR each nominee	8
Appointing PricewaterhouseCoopers LLP as Auditors	FOR	9
Advisory Vote on Executive Compensation	FOR	10
Approval of the Renewal of the Rights Plan	FOR	11

FY2018 Performance Highlights

1.	Before specific items in FY2017 and before U.S. tax reform impact and net gains on strategic transactions relating to Asian joint-ventures.
2.	Before U.S. tax reform and net gains on strategic transactions relating to Asian joint-ventures.
3.	Combining cash and stock dividends and share repurchases.
Note: EPS from continuing operations before specific items, Backlog and Return on Capital Employed are all non-GAAP financial measures and are defined in CAE’s FY2018 Management Discussion & Analysis.

Voting by Proxy is the Easiest Way

Please refer to the enclosed form of proxy or your voting instruction form or to Section 1 – “About Voting Your Shares” for more information on the voting methods available to you. If you elect to vote on the Internet, by telephone or in person at the Meeting, you do not need to return your proxy form or voting instructions.

Review this Proxy Circular and Vote in One of Four Ways

IN PERSON   VIA THE INTERNET   BY TELEPHONE   BY MAIL

ii CAE INC. | 2018 | Management Proxy Circular

About CAE

CAE is a global leader in training for the civil aviation, defence and security, and healthcare markets. Backed by a record of more than 70 years of industry firsts, we continue to help define global training standards with our innovative virtual-to-live training solutions to make flying safer, maintain defence force readiness and enhance patient safety. We have the broadest global presence in the industry, with over 8,500 employees, 160 sites and training locations in over 35 countries. Each year, we train more than 120,000 civil and defence crewmembers and thousands of healthcare professionals worldwide.

Our training solutions comprise a combination of products and services, with nearly 60% of our business being derived from the provision of services.

Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on experience, strong technical capabilities, a highly trained workforce and global reach.

Our Strategy

End-to-End Training Partner of Choice

Our vision is to be the recognized global training partner of choice to enhance customer safety, efficiency and readiness.

Achieving this goal depends on the successful implementation of four strategic imperatives, which will help protect our leadership position and grow our market share.

Our global leadership stems from our:

  Comprehensive training solutions
  Highly qualified and passionate employees
  Extensive experience and credibility delivering academic, simulator and live flying training
  Industry-leading global training network
  Commitment to excellence and innovation spanning more than 70 years
  Close collaboration with regulators and policymakers to help shape the future of training
  Ability to reduce customers’ environmental impact through simulation-based training
Four Areas of Strategic Priority

Four areas of strategic priority to protect CAE’s leadership position, achieve superior growth, and ultimately realize our vision to be the recognized global training partner of choice:

CAE INC. | 2018 | Management Proxy Circular iii

About CAE

Six pillars of strength

We believe there are six fundamental strengths that underpin our strategy and position us well for sustainable long-term growth:

High Degree of Recurring Business

We operate in highly regulated industries with mandatory and recurring training requirements for maintaining professional certifications. Our long-term agreements with many airlines and business aircraft operators and defence forces are also an important source of our recurring business.

Headroom in Large Markets

Significant untapped market opportunities exist in our three growing core markets. While we’re leading the simulation products market, we’re also pursuing training markets that are several multiples larger than the products market.

Potential for Superior Returns At CAE, we believe we have the potential to grow faster than the underlying markets and that our large backlog and recurring revenue profile give us greater visibility.

Strong Competitive Moat

Our global training network, unique end-to-end cadet-to captain training solutions, training systems integrator (TSI) expertise, unrivalled customer intimacy and strong, recognizable brand further strengthen our competitive moat.

Underlying Secular Tailwinds The civil aviation and defence sectors are enjoying strong tailwinds. Air passenger traffic and defence budgets are expected to increase globally over the next 10 years.	Culture of Innovation Innovation is part of our DNA and our people make it happen. In collaboration with our customers, we design and deliver the most sophisticated training solutions.

Executive Compensation Highlights

  Executive bonuses based on 167% of CAE targets achieved, as well as personal objectives, reflect CAE’s profitability performance in FY2018.
  200% payout of the performance share units that vested in FY2018 based on the performance of FY2017 EPS compared to the set target.

Our Executive Compensation Best Practices

• Minimum threshold levels of corporate performance to be met to allow for payments under the annual and long-term incentives
• Caps on annual bonuses and PSU payouts
• Balanced mix of short, medium and long-term compensation
• 50% of FY2018 LTIP awards is performance based, directly tied to the achievement of the CAE strategic plan
• Pensionable earnings based on actual years served (plus any severance period in certain circumstances)
• Change of control severance limited to two times salary and bonuses
• Clawback policy
• Minimum share ownership and option profit retention guidelines
• Anti-hedging policy

iv CAE INC. | 2018 | Management Proxy Circular

About CAE

Governance Highlights

The following table shows some of the ways CAE continues to adhere to the highest standards in corporate governance it has maintained throughout its history.

• Number of Director nominees	10
• Number of non-employee Independent Director nominees	9
• Board Committee members (including the Governance Committee, which is responsible for recommending new Directors to join the Board) are all Independent
• Average age of Director nominees	60
• Annual election of Directors
• Directors elected individually (rather than slate voting)
• Majority voting guidelines for Directors
• Other board commitments and interlocks policy
• Separate Chair and CEO
• Director tenure and age term limits
• Share ownership requirements for Directors and executives
• Board orientation/education program
• Number of Board meetings held in FY2018	7
• Number of financial experts on the Audit Committee	2
• Code of Business Conduct
• Annual advisory vote on executive compensation
• Formal Board and Committee evaluation processes
• No dual-class shares

CAE INC. | 2018 | Management Proxy Circular v

About CAE

Our Director Nominees

Name	Age	Since	Position	Indepen- dent	Committee Memberships[1]	Board and Committee Attendance FY2018	Other Public Boards	Top Three Competencies
Margaret S. (Peg) Billson	56	2015	Corporate Director	YES	Audit	100%	N/A	Knowledge of industry Strategic leadership and management Human Resources
Hon. Michael M. Fortier	56	2010	Vice-Chair, RBC Capital Markets	YES	HRC (Chair)	83%	N/A	Knowledge of industry Finance/Accounting Governance/Board
Alan N. MacGibbon	62	2015	Corporate Director	YES	Audit (Chair) HRC	100%	1	Finance/Accounting Human Resources Strategic leadership and management
Hon. John P. Manley	68	2008	President and CEO, Business Council of Canada	YES	GC HRC	87%	2	Strategic leadership and management Human Resources Governance/Board
François Olivier	53	2017	President and CEO, Transcontinental Inc.	YES	Audit	100%	1	Strategic leadership and management Finance/Accounting Human Resources
Marc Parent	57	2008	President and CEO, CAE	NO	N/A	100%	1	Knowledge of industry Strategic leadership and management R&D
Michael E. Roach	66	2017	Corporate Director	YES	Audit	100%	1	Finance/Accounting Strategic leadership and management Human Resources
Gen. Norton A. Schwartz, USA (Ret.)	66	N/A	Corporate Director	YES	N/A	N/A	2	Knowledge of industry Strategic leadership and management Governance/Board
Andrew J. Stevens	61	2013	Corporate Director	YES	GC (Chair) HRC	100%	2	Strategic leadership and management Knowledge of industry R&D
Katharine B. Stevenson	55	2007	Corporate Director	YES	Audit GC	100%	3	Strategic leadership and management Finance/Accounting Governance/Board

1	Refer to page 1 for definitions.

vi CAE INC. | 2018 | Management Proxy Circular

Definitions

Certain Defined Terms

In this document, referred to as this “Circular”, the terms “you” and “your” refer to the Shareholder, while “we”, “us”, “our”, “Company” and “CAE” refer to CAE Inc. and where applicable, its subsidiaries. In this Circular, a reference to “fiscal year” is a reference to the fiscal or financial year from April 1 to March 31 of the year stated. We also use the following defined terms throughout this Circular.

$	Canadian dollars.
Audit Committee	The Audit Committee of our Board of Directors.
Board	Our Board of Directors.
Civil	Civil Aviation Training Solutions.
Circular	This Management Proxy Circular.
Common Shares or Shares	Refers to Common Shares of CAE.
CSA	Canadian Securities Administrators.
Defense	Defense and Security.
DSU	Refers to Deferred Share Units of CAE. The value of a DSU is equivalent to the value of a Share.
ESOP	Employee Stock Option Plan.
ESPP	Employee Stock Purchase Plan.
EPS	Earnings per Share.
FY	Refers to a financial year of CAE, from April 1 to March 31 of the following calendar year. For example, FY2018 refers to the 12 months ended March 31, 2018.
Governance Committee or GC	The Governance Committee of our Board.
Healthcare	Healthcare business.
Human Resources Committee or HRC	The Human Resources Committee of our Board.
Independent Directors

Refers to the standards of independence established by CAE’s Corporate Governance Guidelines, applicable corporate governance rules of the New York Stock Exchange and SEC, and under the Canadian Securities Administrators’ National Instrument, 58-101 – Disclosure of Corporate Governance Practices and National Policy 58-201.

LTU	Refers to a Long-Term Incentive Deferred Share Unit. The value of a LTU is equivalent to the value of a Share.
MD&A	Refers the Management Discussion and Analysis section of CAE’s annual report for the year ended March 31, 2018.

CAE INC. | 2018 | Management Proxy Circular 1

Definitions

Meeting	The Annual Meeting of CAE Shareholders to be held on August 14, 2018.
NEOs or Named Executive Officers	The President and CEO, Chief Financial Officer and the three most highly compensated policy-making executives as at March 31, 2018.
NYSE	The New York Stock Exchange.
PSU	Refers to Performance Share Units of CAE. The value of a PSU is equivalent to the value of a Share.
PwC	PricewaterhouseCoopers LLP, Chartered Professional Accountants in Montréal, Québec.
Rights Plan	The Shareholder Protection Rights Plan Agreement between CAE and Computershare Trust Company of Canada, as rights agent, dated March 7, 1990, as amended and restated from time to time.
Record Date	June 15, 2018.
ROCE	Return on capital employed.
RSU (or time-RSU)	Refers to Restricted Share Units of CAE. The value of a RSU is equivalent to the value of a Share.
RSUP	Restricted Share Unit Plan.
SEC	United States Securities and Exchange Commission.
SOI	Segment operating income.
SOX	The Sarbanes-Oxley Act of 2002.
STIP	Short-term incentive program.
TSX	The Toronto Stock Exchange.
Currency, Exchange Rates and Share Prices

All amounts referred to in this Circular are presented in Canadian dollars, unless otherwise stated. In a number of instances in this Circular, including with respect to calculation of the in-the-money value of stock options denominated in Canadian dollars, information based on our Share price has been calculated on the basis of the Canadian dollar.

Information Currency	The information in this Circular is current as of June 7, 2018 unless otherwise stated.

2 CAE INC. | 2018 | Management Proxy Circular

Notice of 2018 Annual Shareholders’ Meeting

When

Tuesday, August 14, 2018 at 11:00 a.m. (Eastern Time)

Where

CAE Head Office (Entrance 4 – Auditorium), 8585 Côte-de-Liesse, Saint-Laurent (Québec), Canada

What the Meeting is About

1. Receive CAE Consolidated Financial Statements and the independent auditors’ report for the fiscal year ended March 31, 2018;

2. Elect Directors who will serve until the end of the next annual shareholders’ meeting;

3. Reappoint PricewaterhouseCoopers LLP as our independent auditors who will serve until the end of the next annual shareholders’ meeting and to authorize the Company’s Board to fix the independent auditors’ remuneration;

4. Vote, in an advisory, non-binding manner, on CAE’s approach to executive compensation described in the accompanying Circular;

5. Approve the resolution to renew the Rights Plan as set out in Appendix C – Resolution to Approve the Renewal of the Rights Plan, the principal terms of which are described in Appendix B – Summary of the Principal Terms of the Rights Plan – to this Circular; and

6. Transact any other business that may properly come before the Meeting.

You have the Right to Vote

As a holder of record of Common Shares at the close of business on June 15, 2018, you are entitled to receive notice of and vote at the Meeting.

You are asked to consider and to vote your Shares on items two to five listed above and any other items that may properly come before the Meeting or any adjournment.

If you are unable to attend the Meeting and want to ensure that your Shares are voted, please submit your votes by proxy as described under “How to Vote Your Shares” in the accompanying Management Proxy Circular (the “Circular”). To be valid, our transfer agent, Computershare Trust Company of Canada, must receive your proxy by 11:00 a.m. (Eastern Time) on August 13, 2018. If the Meeting is adjourned or postponed, Computershare must receive your proxy no later than 24 hours (excluding Saturdays, Sundays and holidays) prior to any such adjournment or postponement.

Accompanying this Notice of Annual Meeting is the Circular, which contains more information on the matters to be addressed at the Meeting.

Notice-And-Access

As part of an e ort to reduce environmental impacts of excessive printing, and to save postage costs, CAE is opting to use the “Notice-and-Access” provisions of Canadian securities rules.

The “Notice-and-Access” provisions allow Canadian companies to post electronic versions of shareholder meeting materials in lieu of mailing physical copies of such documents to shareholders.

Shareholders who have already signed up for electronic delivery of shareholder materials will continue to receive them by email.

Upon specific request, physical copies of such materials can be made available to shareholders.

CAE INC. | 2018 | Management Proxy Circular 3

Notice of 2018 Annual Shareholders’ Meeting

How to Access Meeting Materials

On Computershare Investor Services Inc.’s (“Computershare”) website: www.envisionreports.com/CAE2018e

On SEDAR: www.sedar.com

On CAE’s website: www.cae.com/investors/financial-reports/

Shareholders are reminded to read the Circular and other Meeting materials carefully before voting their Shares.

How to Request a Paper Copy of the Meeting Materials

Before the Meeting

If your name appears on a Share certificate, you are considered as a “registered shareholder”. You may request paper copies of the Meeting materials at no cost to you by calling Computershare toll-free, within North America at 1-866-962-0498 or direct, from outside of North America at 514-982-8716 and entering your control number as indicated on your form of proxy.

If your Common Shares are listed in an account statement provided to you by an intermediary, you are considered as a “non-registered shareholder”. You may request paper copies of the Meeting materials from Broadridge at no cost to you up to one year from the date the Circular was filed on SEDAR through the Internet by going to www.proxyvote.com or by telephone at 1-877-907-7643 and entering the 16-digit control number provided on the voting instruction form and following the instructions provided.

Please note that you will not receive another form of proxy or voting instruction form; please retain your current one to vote your Shares.

In any case, requests should be received at least five (5) business days prior to the proxy deposit date and time set out in the accompanying proxy or voting instruction form in order to receive the Meeting materials in advance of such date and the Meeting date.

After the Meeting

By telephone at 1-866-962-0492 or online at investor.relations@cae.com. A copy of the Meeting materials will be sent to you within ten (10) calendar days of receiving your request.

By order of the Board of Directors

June 15, 2018 Montréal, Québec	MARK HOUNSELL (signed) General Counsel, Chief Compliance Officer and Corporate Secretary

4 CAE INC. | 2018 | Management Proxy Circular

Section 1
About Voting Your Shares

Record Date

June 15, 2018 is the record date for the Meeting.

Shareholders Entitled to Vote

Only holders of our Common Shares at the close of business on the Record Date are entitled to receive notice of and to attend (in person or by proxy) and vote at the Meeting or any adjournment. The list of Shareholders on the Record Date is available for inspection during usual business hours at Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, and at the Meeting.

Shares and Votes

As of June 14, 2018, 267,744,105 Common Shares are issued and outstanding. Each Common Share is entitled to one vote.

Principal Shareholders

To the knowledge of the Directors and officers of CAE (from records and publicly filed reports), there is no person who beneficially owns or exercises control or direction over more than 10% of the Common Shares.

All Directors and officers as a group (17 persons) owned beneficially or exercised control or direction over 370,086 Common Shares representing 0.14% of the class as at June 14, 2018.

Your Vote is Important

Your vote is important. Please read the information below to ensure your Shares are properly voted.

How to Vote your Shares

You may vote your Shares in one of the following ways:

1. In person, at the Meeting if you are:

a) a registered Shareholder, you do not need to complete and return the enclosed form of proxy. When you arrive at the Meeting, a Computershare representative will register your attendance before you enter the Meeting.

b) a non-registered Shareholder (including a participant in the employee plan) AND you wish to vote in person, you MUST complete and return a voting instruction form no later than 11:00 a.m. (Eastern Time) on August 13, 2018 appointing yourself.

2. By proxy:

by mail: sign, date and return your proxy form in the enclosed envelope by telephone: call the telephone number on your proxy form
on the Internet: visit the website listed on your proxy form by appointing another person to attend and vote at the Meeting on your behalf

Refer to the enclosed proxy form for instructions.

CAE INC. | 2018 | Management Proxy Circular 5

Section 1 (continued) About Voting Your Shares

Appointment of Proxyholder

If you choose to vote by proxy, you are giving the person or people named on your proxy form (referred to as a “Proxyholder”) the authority to vote your Shares on your behalf at the Meeting or any adjournment or postponement thereof.

Proxies are being solicited by management
Through this Circular, Management is soliciting your proxy in connection with the matters to be addressed at the Meeting (or any adjournment(s) or postponements(s) thereof) to be held at the time and place and for the purposes set forth in the accompanying Notice of the Meeting.

The solicitation will be primarily made by mail but proxies may also be solicited personally by the officers of CAE at nominal cost. The cost of Management’s solicitation of proxies will be borne by CAE.

Unless you specify a different proxyholder, the CAE officers and/or Directors whose names are pre-printed on the enclosed form of proxy (James F. Hankinson, Marc Parent and Andrew J. Stevens) will vote your Shares.

Proxyholders other than management
Shareholders desiring to appoint some person other than James F. Hankinson, Marc Parent and Andrew J. Stevens as their representative at the Meeting may do so either by inserting such other person’s name in the blank space provided or by completing another proper proxy form and, in either case, delivering the completed proxy to CAE’s Corporate Secretary at 8585 Côte-de-Liesse, Saint-Laurent, Québec, H4T 1G6 or to Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 no later than 11:00 a.m. (Eastern Time) on August 13, 2018 (or, in the case of an adjournment or postponement, no later than 11:00 a.m. (Eastern Time) on the last business day preceding the day of such adjournment or postponement thereof).

Voting of Proxies

You may indicate on the proxy form how you want your proxyholder to vote your Shares, or you can let your proxyholder decide for you. If you do not specify on the proxy form how you want your Shares to be voted, your proxyholder will have the discretion to vote your Shares as they see fit.

The enclosed proxy form gives the proxyholder discretion with respect to any amendments or changes to matters described in the Notice of Annual Meeting and with respect to any other matters which may properly come before the Meeting (including any adjournment or postponement thereof).

At the time of printing this Circular, the management of CAE knows of no such amendments, variations or other matters to come before the Meeting.

Unless you specify a different proxyholder or specify how you want your Shares to be voted, James F. Hankinson, Marc Parent and Andrew J. Stevens will vote your Shares:

a) FOR electing the nominated Directors who are listed in this Circular;

b) FOR appointing PwC as auditors and for the authorization of the Directors to fix their remuneration;

c) FOR approving the advisory resolution on executive compensation; and

d) FOR approving the resolution to approve the renewal of the Rights Plan set out in Appendix C – Resolution to Approve the Renewal of the Rights Plan – to this Circular.

6 CAE INC. | 2018 | Management Proxy Circular

Section 1 (continued) About Voting Your Shares

Revocation of Proxies

You have the right to revoke a proxy by ANY of the following methods:

a) Vote again by phone or Internet no later than 11:00 a.m. (Eastern Time) on August 13, 2018 (or no later than 11:00 a.m. on the last business day prior to the date of any adjourned or postponed Meeting);

b) Deliver another completed and signed proxy form, dated later than the first proxy form, by mail or fax such that it is received by CAE’s Corporate Secretary at 8585 Côte-de-Liesse, Saint-Laurent, Québec, H4T 1G6 or by Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 no later than 11:00 a.m. (Eastern Time) on August 13, 2018 (or no later than 11:00 a.m. on the last business day prior to the date of any adjourned or postponed Meeting); or

c) Deliver a signed written notice revoking the proxy to the scrutineers of the Meeting, to the attention of the Meeting Chair, at or prior to the commencement of the Meeting (including in the case of any adjournment or postponement of the Meeting).

Electronic Access to Proxy-Related Materials and Annual and Quarterly Reports

We offer our Shareholders the opportunity to view management proxy circulars, annual reports and quarterly reports through the Internet instead of receiving paper copies in the mail. You will find more information on this matter in the Notice-and-Access section above.

CAE INC. | 2018 | Management Proxy Circular 7

Section 2
Business of the Meeting

1 Receive CAE’s Financial Statements

CAE’s financial statements including the auditors’ report, for the year ended on March 31, 2018 will be presented to Shareholders at the Meeting. They can also be accessed on CAE’s website at www.cae.com, on SEDAR at www.sedar.com, or on EDGAR at www.sec.gov. No Shareholder vote is required in connection with the financial statements.

2 Elect 10 Directors

1	The only non-independent Director is CAE’s President and CEO.

You will be electing a board of directors (“Board”) of 10 members. Each Director is elected annually for a term, which expires no later than the next annual meeting of Shareholders.

All of the following nominees, except for General Norton A. Schwartz, are currently members of the Board of Directors, and have been recommended by the GC and the Board for election at the Meeting:
Margaret S. (Peg) Billson The Honourable Michael M. Fortier, P.C. Alan N. MacGibbon The Honourable John P. Manley, P.C., O.C François Olivier	Marc Parent Michael E. Roach General Norton A. Schwartz, USA (Ret.) Andrew J. Stevens Katharine B. Stevenson

James F. Hankinson and Gen. Peter J. Schoomaker, USA (Ret.) are not standing for re-election at the Meeting as they are retiring on August 14, 2018.

Each nominee was elected at our 2017 annual Shareholders’ meeting held on August 10, 2017, by a majority of the votes cast, except for Mr. Roach, who was elected to the Board on November 10, 2017 and General Norton A. Schwartz, who was previously a director of CAE USA Inc. and is a first time nominee.

Please refer to Section 3 – “About the Nominated Directors” for further information regarding the experience, the selection process and other relevant information you should consider in casting your vote for each nominee.

Self-imposed term and age limits ensure CAE benefits from a combination of experience and fresh perspectives
The Board of Directors has passed a resolution establishing term limits comprising the following:

  up to two six-year periods of service, to aggregate twelve years maximum; and
  no nominee may be proposed past their attaining 72 years of age.

The Board of Directors believes these limits, subject to reasoned exceptions, are appropriate to ensure fresh skill sets and perspectives are periodically brought to the oversight of CAE’s business. Mr. James F. Hankinson was exempted by resolution of the Board of Directors from the twelve-year service limit as part of the planned succession for CAE’s former Chair of the Board of Directors in FY2014. The tenure of the Chair in that role may, with the Board’s concurrence, extend for five years from the date of commencement.

8 CAE INC. | 2018 | Management Proxy Circular

Section 2 (continued) Business of the Meeting

Majority voting guidelines
Each Director of the Company must be elected by a majority (50% +1 vote) of the votes cast with respect to his or her election, other than at contested meetings (“Majority Voting Requirement”).

In accordance with the Board’s majority voting policy, any nominee for Director in an uncontested election who receives a greater number of “withhold” votes from his or her election than votes “for” his or her election (a “majority withhold vote”) shall tender his or her resignation to the Chair of the Governance Committee immediately following certification of the Shareholder vote.

The Governance Committee will promptly consider the tendered resignation and recommend to the Board whether to accept or reject it. In the absence of exceptional circumstances, the Board expects the Governance Committee will recommend that the Board of Directors accept such resignation.

The Board will act on the Governance Committee’s recommendation not later than 90 days following the date of the Shareholders’ meeting at which the election occurred. In deciding whether to accept the tendered resignation, the Board will consider the factors considered by the Governance Committee and any additional information and factors the Board believes to be relevant. The Board shall accept the resignation absent exceptional circumstances.

The resignation of the Director whose election did not meet the Majority Voting Requirement will be effective when accepted by the Board. A Director who tenders a resignation pursuant to this policy will not participate in the Governance Committee recommendation or the Board consideration whether to accept or reject the resignation, and will not attend any part of a meeting of the Board or the Governance Committee at which his or her resignation is discussed or a related resolution is voted upon.

Promptly following the Board’s decision, the Company will issue a news release disclosing that decision and providing a full explanation of the decision reached. A copy of the news release with the Board’s decision will be provided to the Toronto Stock Exchange.

If the Board decides to accept the Director’s resignation, the Governance Committee will recommend to the Board whether to fill the resulting vacancy or to reduce the size of the Board. If a majority of the members of the Governance Committee received a majority withhold vote at the same election, then the independent Directors who did not receive a majority withhold vote will appoint a Board committee amongst themselves solely for the purpose of considering the tendered resignations and will recommend to the Board whether to accept or reject them.

Detailed voting results will be disclosed after the Meeting
Promptly, after the Meeting, we will publicly disclose the number and percentage of votes cast for and withheld in respect of each nominee, as well as those cast for and against each other matter voted on by Shareholders at the Meeting.

The Board of Directors recommends that Shareholders vote FOR the election of the 10 nominated members of the Board.

3 Appoint the Auditors

The Board, on recommendation by the Audit Committee, proposes that PwC, Chartered Accountants, Montréal, Québec be re-appointed as auditors of CAE to hold office until the close of the next annual meeting of Shareholders and that the Directors of CAE be authorized to fix their remuneration.

PwC has served as auditors of CAE since 1991.

CAE INC. | 2018 | Management Proxy Circular 9

Section 2 (continued) Business of the Meeting

PwC provides three types of services to CAE and its subsidiaries
 1. Audit Services: fees billed for professional services for the audit of CAE’s annual consolidated financial statements and services that are normally provided by PwC in connection with statutory and regulatory filings, including the audit of the internal controls and financial reporting as required by SOX and the equivalent rules adopted by the CSA.

2. Audit-related Services: fees relating to work performed in connection with CAE’s acquisitions, translation and other miscellaneous accounting-related services.

3. Tax Services: fees relating to tax compliance, tax planning and tax advice.

Auditors independence
The Audit Committee has discussed with PwC its independence from Management and CAE, has considered and concluded that the provision of non-audit services is compatible with maintaining such independence.

Furthermore, as per its policy, the Audit Committee reviews and pre-approves all non-audit services provided by the external auditors above a specified level.

The following chart shows all fees paid to PwC by CAE and its subsidiaries in the most recent and prior fiscal year.

FEE TYPE	2018 ($ millions)	2017 ($ millions)	Fees Paid by CAE to PwC in FY2018
1. Audit services	4.6	4.1
2. Audit-related services	0.2	0.2
3. Tax services	0.6	0.9
Total	5.4	5.2

In order to further support PwC’s independence, the Audit Committee has set a policy concerning CAE’s hiring of current and former partners and employees of PwC who were engaged on CAE’s account in the recent years.

The Board of Directors recommends that Shareholders vote FOR the appointment of PWC as CAE’s auditors.

4 Advisory Vote on Executive Compensation

As detailed in Section 7 – ‘‘Executive Compensation”, CAE’s executive compensation philosophy and programs are based on the fundamental principle of pay-for-performance to align the interests of our executives with those of our Shareholders. This compensation approach allows CAE to attract and retain high-performing executives who are strongly incentivised to create value for CAE’s Shareholders on a sustainable basis.

We encourage you to carefully read this section of the Circular which describes our overall approach to executive compensation, the objectives of our executive compensation program, how compensation decisions are made and the compensation paid to our most highly paid executive officers in the last three years.

At the Meeting, Shareholders will be asked to consider and to cast an advisory, non-binding vote on CAE’s approach to executive compensation – this is often referred to as “say on pay”.

10 CAE INC. | 2018 | Management Proxy Circular

Section 2 (continued) Business of the Meeting

The text of the “say on pay” resolution reads as follows:

‘‘Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders accept the approach to executive compensation disclosed in this Management Proxy Circular’’.

Because your vote is advisory, it will not be binding upon the Board. However, the HRC will review and analyze the results of the vote and take into consideration such results when reviewing executive compensation philosophy and programs.

The Board of Directors recommends that Shareholders vote FOR the resolution set out above.

If a majority of the Shares represented in person or by proxy at the Meeting are voted against the above non-binding advisory resolution, the Board Chair or the HRC Chair will oversee a process to engage with Shareholders with a view to giving Shareholders the opportunity to express their specific concerns. The Board of Directors and the HRC will consider the results of this process and, if appropriate, review the Company’s approach to executive compensation in the context of Shareholders’ specific concerns.

Our approach to executive compensation was approved by 92.5% of the votes cast on the resolution during our August 10, 2017 annual meeting of Shareholders.

5 Approval of the Renewal of the Rights Plan

CAE is a party to the Rights Plan, initially adopted on March 7, 1990, and last renewed following Shareholders’ approval on August 12, 2015. The Rights Plan will expire on August 15, 2018 unless the Shareholders vote at the Meeting to continue its operation for an additional term ending on the date immediately after CAE’s annual meeting of Shareholders to be held in 2021. The Board of Directors has determined to recommend renewing the existing Rights Plan, with amendments to reflect changes to the take-over bid regime adopted in May 2016 under Canadian securities legislation, as well as minor amendments to reflect current market practice.

CAE believes that the Rights Plan preserves the fair treatment of Shareholders, is consistent with current best Canadian corporate governance practices and addresses institutional investor guidelines. The Rights Plan was not adopted in response any actual or threatened take-over bid or other proposal from a third party to acquire control of CAE. It does not reduce the duty of the Board to act honestly, in good faith and in the best interests of CAE, and to act on that basis if any offer is made for the Common Shares of CAE. The Rights Plan is not intended to and will not entrench the Board.

Purpose of the Rights Plan
The 2016 amendments to the take-over bid regime address some of the concerns that rights plans were originally designed to address, particularly as they relate to providing shareholders and boards of directors with adequate time to consider and evaluate any unsolicited take-over bid for the shares of a company and to provide boards of directors with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid. The amendments also largely address the objective of enabling shareholders to make informed and coordinated tender decisions.

However, the 2016 legislative amendments do not address the risk of a “creeping bid” (where a person may acquire a controlling position in a company in reliance on exemptions from the take-over bid rules, without having to make a take-over bid to all shareholders and without having to pay a control premium). Specifically, the Board continues to believe that a rights plan is in the best interests of CAE to provide protection against certain actions that could result in unequal treatment of Shareholders under Canadian securities laws, including the following: (i) a person could acquire effective control of the Company under one or more private agreements at a premium to the market price, resulting in a change of control transaction without the payment of a premium to all Shareholders, (ii) a person could slowly accumulate shares of the Company

CAE INC. | 2018 | Management Proxy Circular 11

Section 2 (continued) Business of the Meeting

through stock exchange acquisitions over time, resulting in an acquisition of effective control without payment of fair value for control, (iii) a person seeking to acquire control of the Company could enter into agreements with Shareholders who, together with the acquiror, hold more than 20% of the outstanding Common Shares of the Company irrevocably committing such holders to tender their Common Shares of the Company to a take-over bid, the effect of which would be to significantly hamper, if not terminate, any reasonable prospect for the Board to run a value enhancing auction process, and (iv) it may be possible for a person to engage in transactions outside of Canada without regard to the take-over bid protections of Canadian securities laws.

Summary of Amendments to the Rights Plan
The Rights Plan includes a number of proposed minor amendments made to clarify certain provisions and to reflect current market practice. The amendments of a more substantive nature are as follows (please refer to the definitions in the attached Appendix B – Summary of the Principal Terms of the Rights Plan):

  the minimum period that a take-over bid must remain open for the bid to constitute a “Permitted Bid” that does not trigger the separation of the Rights under the Rights Plan was amended from 60 to 105 days (or such shorter period as permitted by legislation) to align with the amended take-over bid legislation;
  the minimum period that a “Competing Permitted Bid” must remain open was amended to be the applicable period required by the amended take-over bid legislation;
  the definition of “Exempt Acquisitions” was expanded to include amalgamations, plans of arrangement and similar transactions having the requisite Board and Shareholder approvals as well as acquisitions made as an intermediate step in a series of related transactions, provided that the shares are then distributed out to the acquiror’s security holders within 10 days of the acquisition; and
  amendments were made to permit book-entry form registration of Rights.

Renewal of the Rights Plan
At the Meeting, Shareholders will be asked to consider and vote to approve the renewal of the Rights Plan, a summary of which is set forth in the attached Appendix B – Summary of the Principal Terms of the Rights Plan. This summary is qualified in its entirety by reference to the text of the Rights Plan, which is available upon request from the General Counsel, Chief Compliance Officer and Corporate Secretary of CAE at CAE Inc., 8585 Côte-de-Liesse, Saint-Laurent, Québec, H4T 1G6, telephone number 514-734-5779 and facsimile number 514-340-5530. The Rights Plan may also be accessed on CAE’s website (www.cae.com). Capitalized terms used in such summary without express definition have the meanings attributed thereto in the Rights Plan.

The Rights Plan will continue in effect only if it is approved by ordinary resolution of the holders of Common Shares of CAE at the Meeting. The text of the resolution approving the Rights Plan (the “Rights Plan Resolution”) is set forth in Appendix C – Resolution to Approve the Renewal of the Rights Plan. If not so approved, the Rights Plan will terminate and the Rights issued under it will be void.

The Board of Directors recommends that Shareholders vote FOR the Rights Plan Resolution.

Other business
Following the conclusion of the formal business conducted at the Meeting, we will:

  provide an update on our business operations, and
  invite questions and comments from Shareholders.

12 CAE INC. | 2018 | Management Proxy Circular

Section 3
About the Nominated Directors

This Section presents biographical data, Board activity (i.e. Board and Committee meetings attended from April 1, 2017 to March 31, 2018) and Share ownership information with respect to each nominee the Board of Directors is recommending FOR election by Shareholders at the Meeting. A description of the Board Nominee selection criteria, and nomination process and Board Attributes follows the individual tables. “Market Value” refers to the product of the sum of the Common Shares and DSUs held by a Director multiplied by the closing price on the TSX of a Common Share on June 7, 2017 and June 7, 2018. Footnotes specific to each nominee are presented immediately below their biography.

1	For non-executive Directors.

CAE INC. | 2018 | Management Proxy Circular 13

Section 3 (continued) About the Nominated Directors

Margaret S. (Peg) Billson

Ms. Billson is a veteran aviation business leader with over 30 years of experience leading technology rich companies, including serving as the President & CEO of BBA Aviation Aftermarket Services, a division of BBA Aviation plc., as President & General Manager of the Airplane Division of Eclipse Aviation and as the Vice-President & General Manager of Airframe Systems at Honeywell International Inc. Ms. Billson has a Master’s degree in Engineering-Aerospace and, in recognition of her industry accomplishments, has been inducted into Embry-Riddle Aeronautical University’s Hall of Fame. Ms. Billson is also an instrument-rated pilot.

Age: 56
Albuquerque, New Mexico, U.S.
Director since: 2015 (Independent)
Votes in Favour at Last Annual Meeting: 99.34%

Board Membership and Attendance			Other Public Company Boards
Board of Directors	7 of 7	100%	Current	N/A
Audit Committee	4 of 4	100%	Former	Skywest, Inc.	’07 – ’15
Total	11 of 11	100%

Securities Held
					Minimum
	Common			Market	Ownership	% of
Date	Shares	DSUs	Total	Value	Requirement	Achievement
June 7, 2018	–	22,377	22,377	$618,500	$501,000	123%
June 7, 2017	–	15,015	15,015	$332,582	$435,000	76%

The Honourable Michael M. Fortier, P.C.

Mr. Fortier joined RBC Capital Markets (RBCCM) as a Vice-Chair in 2010. Prior to joining RBCCM, Mr. Fortier was a partner of Ogilvy Renault LLP (now Norton Rose Fulbright Canada LLP) and a Senior Adviser to Morgan Stanley in Canada.

Between 2006 and 2008, Mr. Fortier held various positions in the Government of Canada, as Minister of Public Works and Government Services, Minister of International Trade and Minister responsible for Greater Montréal. Prior to that, Mr. Fortier was active in the investment banking industry, first as a Managing Director with Credit Suisse First Boston (1999 – 2004) and then as a Managing Director with TD Securities (2004 – 2006).

Mr. Fortier also practiced law with Ogilvy Renault LLP (1985 – 1999) in the areas of corporate finance and mergers and acquisitions. He was based in London, England for several years during this period.

Age: 56
Mount-Royal, Quebec, Canada
Director since: 2010 (Independent)
Votes in Favour at Last Annual Meeting: 99.34%

Board Membership and Attendance			Other Public Company Boards
Board of Directors	5 of 7	71%	Current	N/A
Human Resources Committee	5 of 5	100%	Former	Aimia Inc.	’09 – ’18
Total	10 of 12	83%

Securities Held
					Minimum
	Common			Market	Ownership	% of
Date	Shares	DSUs	Total	Value	Requirement	Achievement
June 7, 2018	10,000	58,382	68,382	$1,890,078	$501,000	377%
June 7, 2017	10,000	49,886	59,886	$1,326,475	$435,000	305%

14 CAE INC. | 2018 | Management Proxy Circular

Section 3 (continued) About the Nominated Directors

Alan N. MacGibbon

Mr. MacGibbon served as non-executive Vice Chair of the law firm Osler, Hoskin & Harcourt LLP from July 2014 to December 2017. He was Global Managing Director, Quality, Strategy and Communications of Deloitte Touche Tohmatsu Limited (2011 – 2013), and was also Senior Counsel to Deloitte LLP (Canada) (2012 – 2013), and the Managing Partner and Chief Executive of Deloitte LLP (Canada) prior to June 2012.

Mr. MacGibbon holds an undergraduate degree in business administration and an honorary doctorate degree from the University of New Brunswick. Mr. MacGibbon is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants of Ontario.

Age: 62
Toronto, Ontario, Canada
Director since: 2015 (Independent)
Votes in Favour at Last Annual Meeting: 98.56%

Board Membership and Attendance			Other Public Company Boards
Board of Directors	7 of 7	100%	Current	TD Bank	‘14 – present
Audit Committee (Chair)	4 of 4	100%	Former	N/A
Human Resources Committee[1]	2 of 2	100%
Total	13 of 13	100%

Securities Held
					Minimum
	Common			Market	Ownership	% of
Date	Shares [2]	DSUs	Total	Value	Requirement	Achievement
June 7, 2018	4,088	26,729	30,817	$851,782	$501,000	170%
June 7, 2017	4,074	18,036	22,110	$489,737	$435,000	113%

1	Mr. MacGibbon joined the Human Resources Committee in November 2017.
2	1,011 of these shares are owned beneficially by Mr. MacGibbon’s spouse, under the direction of Mr. MacGibbon.

The Honourable John P. Manley, P.C., O.C.

Mr. Manley [1] is President and Chief Executive Officer of the Business Council of Canada (not-for-profit) and Chair of Canadian Imperial Bank of Commerce. From 2004 to 2009, he served as Counsel to McCarthy Tétrault LLP, a national law firm. Prior to that, Mr. Manley had a 16-year career in politics, serving as Deputy Prime Minister of Canada and Minister in the portfolios of Industry, Foreign A airs and Finance. Mr. Manley obtained a Bachelor of Arts from Carleton University and a Juris Doctorate from the University of Ottawa, is a certified Chartered Director from McMaster University and holds honorary doctorates from six Canadian universities.

Age: 68
Ottawa, Ontario, Canada
Director since: 2008 (Independent)
Votes in Favour at Last Annual Meeting: 99.14%

Board Membership and Attendance			Other Public Company Boards
Board of Directors	7 of 7	100%	Current	Canadian Imperial	‘05 – present
Human Resources Committee	4 of 5	80%		Bank of Commerce
Governance Committee	2 of 3	67%		(CIBC)
Total	13 of 15	87%		Telus Corporation	‘12 – present
			Former	Canadian Pacific	‘06 – ‘13
				Railway Limited
				Nortel Corporation	‘04 – ‘09

Securities Held
					Minimum
	Common			Market	Ownership	% of
Date	Shares	DSUs	Total	Value	Requirement	Achievement
June 7, 2018	–	106,550	106,550	$2,945,042	$501,000	588%
June 7, 2017	–	97,462	97,462	$2,158,783	$435,000	496%

1	Mr. Manley was a Director of Nortel Networks Corporation (“Nortel”) and Nortel Networks Limited (“NNL”) when Nortel and NNL were granted creditor protection under the CCAA on January 14, 2009 and under other similar bankruptcy legislation in the U.S. and other jurisdictions.

CAE INC. | 2018 | Management Proxy Circular 15

Section 3 (continued) About the Nominated Directors

François Olivier

François Olivier became President and Chief Executive Officer of Transcontinental Inc. in 2008. After joining the Printing sector of Transcontinental in 1993, he went on to become the General Manager of one to several printing facilities, and ultimately the Senior Vice-President of the Newspaper Group. He later took on the role of President of the Information Products Printing sector, and became Chief Operating Officer of Transcontinental in 2007. Prior to joining Transcontinental, François Olivier worked as General Manager of Canada Packers. He has a B.Sc. from McGill University and is a graduate of the Program for Management Development at Harvard Business School.

Age: 53
Montreal, Quebec, Canada
Director since: 2017 (Independent)
Votes in Favour at Last Annual Meeting: 99.04%

Board Membership and Attendance			Other Public Company Boards
Board of Directors	7 of 7	100%	Current	Transcontinental Inc.	’08 – present
Audit Committee [1]	2 of 2	100%	Former	N/A
Total	9 of 9	100%

Securities Held
					Minimum
	Common			Market	Ownership	% of
Date	Shares	DSUs	Total	Value	Requirement	Achievement [2]
June 7, 2018	–	7,874	7,874	$217,637	$501,000	43%
June 7, 2017	–	897	897	$19,869	$435,000	5%

1	Mr. Olivier joined the Audit Committee in August 2017.
2	Mr. Olivier joined the Board on February 14, 2017 and is required to receive his compensation in respect to his services as a Director in DSUs until his Minimum Ownership Requirement is attained.

Marc Parent

Mr. Parent has been the President and CEO of CAE Inc. since October 2009. He joined the Company in February 2005 as Group President, Simulation Products, was appointed Group President, Simulation Products and Military Training & Services in May 2006, and then Executive Vice President and Chief Operating Officer in November 2008. Mr. Parent has over 30 years of experience in the aerospace industry. Before joining CAE, Mr. Parent held various positions with Canadair and within Bombardier Aerospace in Canada and the U.S. Mr. Parent is past Chair of the Board of Directors of the Aerospace Industries Association of Canada (AIAC) and of Aéro Montréal (Québec’s aerospace cluster). Mr. Parent graduated as an engineer from École Polytechnique, is a graduate of the Harvard Business School Advanced Management Program and holds an honorary doctorate from École Polytechnique. Mr. Parent is an active pilot holding a Transport Canada Airline Transport Pilot license.

Age: 57
Montreal, Quebec, Canada
Director since: 2008
Votes in Favour at Last Annual Meeting: 99.34%

Board Membership and Attendance [1]			Other Public Company Boards
Board of Directors	7 of 7	100%	Current	Telus Corporation	‘17 – present
Total	7 of 7	100%	Former	N/A

Securities Held [2]
	Common	FY2004			Market
Date	Shares	LTUs	LTUs	Total	Value
June 7, 2018	245,103	41,719	225,273	512,095	$14,154,306
June 7, 2017	237,888	41,086	221,857	500,831	$11,093,407

1	Upon invitation of Board Committees, Mr. Parent attended all or a part of their meetings.
2	As President and CEO, Mr. Parent has a higher ownership target than an Independent Director (please refer to “Executive Share Ownership Requirements” in Section 7 for details concerning Mr. Parent’s Share ownership requirements).

16 CAE INC. | 2018 | Management Proxy Circular

Section 3 (continued) About the Nominated Directors

Michael E. Roach

An experienced business and technology leader, Mr. Roach served as President and Chief Executive Officer (2006-2016) of CGI Group Inc. until his retirement. He is Chairman of the Board of Interac Corp., a private company (since February 2018). Prior positions include President and Chief Operating Officer of CGI Group Inc. and President and Chief Executive Officer of Bell Sygma Inc., a Bell Canada technology subsidiary. Mr. Roach holds a Bachelor of Arts in Economics and Political Science, as well as an Honorary Doctorate in Business Administration from Laurentian University in Sudbury, Ontario.

Age: 66
Montreal, Quebec, Canada
Director since: 2017 (Independent)
Votes in Favour at Last Annual Meeting: N/A

Board Membership and Attendance [1]			Other Public Company Boards
Board of Directors	3 of 3	100%	Current	CGI Group Inc.	‘06 – present
Audit Committee	1 of 1	100%	Former	N/A
Total	4 of 4	100%

Securities Held
					Minimum
	Common			Market	Ownership	% of
Date	Shares	DSUs	Total	Value	Requirement	Achievement [2]
June 7, 2018	–	2,806	2,806	$77,558	$501,000	15%

1	Mr. Roach joined the Board and was appointed to the Audit Committee on November 10, 2017.
2	Mr. Roach joined the Board on November 10, 2017 and is required to receive his compensation in respect of his services as a Director in DSUs until his Minimum Ownership Requirement is attained.

General Norton A. Schwartz, USA (ret.)

General Schwartz is the President and Chief Executive Officer of Business Executives for National Security since 2013. General Schwartz is also a retired United States Air Force General who served as the Chief of Staff of the United States Air Force from 2008 until 2012. As a member of the Joint Chiefs of Staff, General Schwartz functioned as a military adviser to the Secretary of Defense, National Security Council and the President of the United States of America. During this time, General Schwartz served as the senior uniformed Air Force officer responsible for the organization, training and equipping of active duty, guard, and reserve forces and civilian workforce serving in the United States and overseas. He previously served as Commander, United States Transportation Command from September 2005 to August 2008 and Director for Operations and Director of the Joint Staff from 2002 to 2005. General Schwartz previously served on the board of directors of CAE, USA Inc. from 2014 to 2018.

Age: 66
McLean, Virginia, U.S.
Director since: N/A First time nominee (Independent)
Votes in Favour at Last Annual Meeting: N/A

Board Membership and Attendance		Other Public Company Boards
Board of Directors	N/A	Current	Wesco Aircraft	‘13 – present
Holdings Inc.
			Cobham, plc	‘18 – present
		Former	N/A

CAE INC. | 2018 | Management Proxy Circular 17

Section 3 (continued) About the Nominated Directors

Andrew J. Stevens

Mr. Stevens is a corporate Director based in the U.K. who has operating experience globally in the aerospace and defence sector. Beginning with the Dowty Group, a leading British manufacturer of aircraft equipment (1976 – 1994), he joined Bowthorpe plc (1994 – 1996), Messier-Dowty as Managing Director then Chief Operating Officer (1996 – 2000), Rolls-Royce, where he served as Managing Director Defence Aerospace (2001 – 2003), and Cobham plc as a Board member where he served variously as Group Managing Director, Aerospace Systems, Chief Operating Officer and Chief Executive Officer (2003 – 2012).

Mr. Stevens is a Chartered Engineer, with a 1st Class honour degree in Product Engineering from Aston University. He is a Fellow of the Royal Aeronautical Society, a Fellow of the Institution of Electrical Engineers and was awarded a honourary Doctor of Science in 2013.

Age: 61
Cheltenham, Gloucestershire, U.K.
Director since: 2013 (Independent)
Votes in Favour at Last Annual Meeting: 99.33%

Board Membership and Attendance			Other Public Company Boards
Board of Directors	7 of 7	100%	Current	Héroux-Devtek Inc	‘14 – present
Human Resources	5 of 5	100%		De La Rue plc	‘12 – present
Committee			Former	Cobham plc	‘03 – ‘12
Governance	3 of 3	100%
Committee (Chair)
Total	15 of 15	100%

Securities Held
					Minimum
	Common			Market	Ownership	% of
Date	Shares	DSUs	Total	Value	Requirement	Achievement
June 7, 2018	–	52,955	52,955	$1,463,676	$501,000	292%
June 7, 2017	–	43,749	43,749	$969,040	$435,000	223%

Katharine B. Stevenson

Ms. Stevenson is a corporate Director who has served on a variety of corporate boards in Canada and the United States. She was formerly the global Treasurer of Nortel Networks Corporation (Nortel). Prior to joining Nortel, she held progressively senior finance roles in investment and corporate banking at J.P. Morgan and Company, Inc. Ms. Stevenson serves as Director of the public companies listed below, and chairs the Corporate Governance Committee of Canadian Imperial Bank of Commerce.

Ms. Stevenson holds a Bachelor of Arts degree (Magna Cum Laude) from Harvard University and has the professional designation ICD.D granted by the Institute of Corporate Directors (ICD).

Age: 55
Toronto, Ontario, Canada
Director since: 2007 (Independent)
Votes in Favour at Last Annual Meeting: 98.76%

Board Membership and Attendance			Other Public Company Boards
Board of Directors	7 of 7	100%	Current	Capital Power	‘17 – present
Audit Committee	4 of 4	100%		Corporation
Governance	3 of 3	100%		Canadian Imperial Bank	‘11 – present
Total	14 of 14	100%		of Commerce (CIBC)
				Open Text Corp.	‘08 – present
			Former	Valeant Pharmaceuticals	‘10 – ‘16
				International Inc.
				OSI Pharmaceuticals Inc.	‘05 – ‘10

Securities Held
					Minimum
	Common			Market	Ownership	% of
Date	Shares	DSUs	Total	Value	Requirement	Achievement
June 7, 2018	600	109,153	109,753	$3,033,573	$501,000	606%
June 7, 2017	600	100,025	100,625	$2,228,844	$435,000	512%

18 CAE INC. | 2018 | Management Proxy Circular

Section 3 (continued) About the Nominated Directors

Director Selection and Nomination Process

Part of the Governance Committee’s responsibility is to identify and recruit suitable potential Board members and recommend to the Board nominees for election at annual Shareholders meetings, taking into consideration the Policy Regarding Board and Executive Officer Diversity.

To fulfill this mandate, the GC:

  Identifies desirable skill sets, industry experience, diverse backgrounds, international experience, relationships and other attributes that would assist the Board of Directors in the conduct of its responsibilities and also further CAE’s interests (refer to “Board Attributes” below).
  Reviews with the Chair, President and CEO and other Directors possible candidates, including the existing members of the Board of Directors, which may meet some or all of such attributes.
  Considers potential conflicts of interest, independence issues and interlocking directorships of potential candidates.
  Approaches with the Chair and other Directors potential candidates not already serving as Directors to determine their availability and interest in serving on CAE’s Board, and will interview those interested to determine their suitability for nomination.
  Reviews with other members of the Board of Directors the potential nomination of any new Director before a final determination to nominate them is made.

Board members must:

  Demonstrate high ethical standards and integrity, including abiding by CAE’s Code of Conduct;
  Act honestly and in good faith regarding CAE’s best interests;
  Devote sufficient time to CAE’s a airs and exercise prudence and diligence in fulfilling all their Board-related responsibilities;
  Give independent judgment on issues facing CAE;
  Understand and challenge CAE’s business plans and strategy;
  Effectively participate in all Board-related deliberations;
  Make reasonable e orts to attend Board and committee meetings; and
  Review the management materials provided in advance of, and otherwise prepare for, all Board meetings.

Under the articles of CAE, the Board of Directors may consist of a minimum of three and a maximum of twenty-one Directors. The Directors are to be elected annually as provided in CAE’s by-laws. Each Director will hold office until the next annual meeting or until his or her successor is duly elected unless his or her office is earlier vacated in accordance with the by-laws. In accordance with the by-laws, the Board of Directors has fixed the number of Directors to be elected at the Meeting at ten.

CAE INC. | 2018 | Management Proxy Circular 19

Section 3 (continued) About the Nominated Directors

Board Attributes

The following matrix identifying the age, tenure, professional skills, expertise and qualifications of nominated Directors is reviewed by the Governance Committee annually to ensure CAE benefits from an appropriate combination of skills, experience with CAE’s business matters and corporate governance standards and fresh perspectives:

All non-employee Director nominees (9 out of a total number of 10 Directors) are Independent. All Board Committee members are Independent.

	Age			Tenure at CAE			Competencies
	Under 60	60 – 69	70+	0 – 5 years	6 – 10 years	More than 10 years	Knowledge of industry	Strategic leadership and management	Finance/Accounting	Human Resources	R&D	Governance/Board
Margaret S. (Peg) Billson	●			●			●	●		●	●
Hon. Michael M. Fortier	●				●		●		●	●		●
Alan N. MacGibbon		●		●				●	●	●
Hon. John P. Manley		●			●			●	●	●		●
François Olivier	●			●				●	●	●
Marc Parent	●					●	●	●		●	●
Michael E. Roach		●		●			●	●	●			●
Gen. Norton A. Schwartz, USA (Ret.)		●		●			●	●		●		●
Andrew J. Stevens		●		●			●	●		●	●
Katharine B. Stevenson	●					●		●	●			●

20 CAE INC. | 2018 | Management Proxy Circular

Section 4
Corporate Governance

Our Commitment to Sound Corporate Governance

The Board of Directors and management team take pride in knowing that CAE has maintained the highest standards in corporate governance. CAE’s corporate governance is rooted in the basic principle that proper and ethical practices lead to the creation and preservation of Shareholder value.

Our governance structure enables independent, experienced and accomplished Directors to provide advice, insight and oversight to advance the interests of the Company and our Shareholders.

Regulatory compliance
As a Canadian reporting issuer with Common Shares listed on the TSX and the NYSE, CAE’s corporate governance practices are required to meet and exceed applicable rules adopted by the CSA and the SEC, as well as provisions of the rules of the NYSE and of SOX.

Most of the NYSE’s corporate governance listing standards are not mandatory for CAE as a non-U.S. company, but CAE is required to disclose the significant differences between its corporate governance practices and the requirements applicable to United States companies listed on the NYSE. Except as summarized on CAE’s website (http://www.cae.com/investors/governance), CAE is in compliance with the NYSE requirements in all significant respects. CAE also complies with those provisions of SOX and the rules adopted by the SEC pursuant to that Act that are currently applicable to CAE.

Best practices and continuous improvement
The Board and its Governance Committee continue to monitor governance practices in Canada and the United States, and to implement changes to CAE’s governance policies and practices as necessary to comply with any new rules issued by the CSA and other applicable regulatory authorities. We also monitor recommended best practices of shareholder representatives and other organizations and will implement any such practice we believe to be in the best interest of the Company.

Transparency and ongoing communication
CAE is committed to ensure open, ongoing dialogue with Shareholders, employees, other investors and the public. Through CAE’s disclosure policy and procedures, the Board ensures that communication of material information to investors is timely and accurate, and broadly disseminated in accordance with all applicable securities laws and stock exchange rules. CAE’s Global Communications and Investor Relations’ department responds to investor inquiries. CAE’s transfer agent, Computershare Trust Company of Canada, has a toll-free number (1-800-564-6253) and website (www.computershare.com) to assist Shareholders. Shareholders may also send comments via email to investor.relations@cae.com. In addition, CAE provides information on its business on CAE’s website (www.cae.com) and its filing with the Canadian securities regulators and the SEC can be accessed at www.sedar.com and www.sec.gov/edgar respectively.

Shareholders are encouraged to view the following downloadable documents as well as others that are stated to be available on CAE’s website www.cae.com/investors/governance. The information located on the website is also available in print to any Shareholder upon request to the Corporate Secretary’s Department at the address set out in this Circular.

  CAE’s Corporate Governance Guidelines (including Majority Voting Policy);
  Summary of significant ways that CAE practices differ from governance requirements of U.S. domestic companies under the NYSE listing standards;
  General By-laws (including Advance Notice Policy);
  Certificate and Articles of Amalgamation;
  Rights Plan;
  Board Committee Charters;
  Position Descriptions for the President and CEO, Board Chair and each Board Committee Chair;
  Code of Business Conduct; and
  Employee Stock Option Plan.

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Section 4 (continued) Corporate Governance

Board and management roles

The purpose of the Board and its committees is to build long-term value for the Company’s Shareholders and to ensure the continuity and vitality of the Company’s businesses by setting policy for the Company, overseeing strategic planning, monitoring the Company’s performance, providing management with appropriate advice and performance feedback. Management is responsible for and the Board is committed to ensuring that CAE operates in a legal and ethically responsible manner. The Board’s stewardship role, specific responsibilities, compositional requirements and various other matters are set out in Appendix A – Board of Directors’ Charter – to this Circular.

President and CEO’s role and responsibilities

The position description for the President and CEO is developed with input from the President and CEO, and is approved by the Governance Committee and the Board of Directors. The description provides that the President and CEO is responsible for defining, communicating and implementing the strategic direction, goals and core values of CAE with a view to maximizing CAE’s value. It also provides that the President and CEO is accountable to the Board for, amongst other things, formulating and executing business strategies, overseeing CAE’s corporate governance structure and framework, overall responsibility for the management of CAE’s business, building and maintaining a network of strategic relationships with business leaders, governmental officials and investors, developing and implementing a human resource strategy which develops leadership capabilities, and creating an organizational structure and culture that optimize and sustain high levels of performance.

The Board Chair is Independent

Mr. James F. Hankinson, the current non-executive Chair of the Board, is responsible for ensuring that the Board of Directors discharges its responsibilities independently of management. Correspondence to the Independent Directors may be sent to the attention of the Chair of the Board, at CAE’s address listed in this Circular.

The Board Chair position description sets out the Chair’s responsibilities and duties in guiding the Board in the fulfillment of their stewardship role, namely:

Board meeting attendance averaged 97.4% in FY2018.
  Represent the Board in discussion with management;
  Represent the Board in discussion with third parties;
  Generally ensure that the Board functions independently of Management;
  Chair and encourage free and open discussions at the Board meetings;
  Together with the GC, identify guidelines for the selection of, and evaluation of conduct of the Directors; and
  Report to Shareholders on behalf of the Board.

Processes in place to ensure the Board may function independently of Management

The Independent Directors met separately from the President and CEO at each of the meetings of the Board of Directors during FY2018, and at each meeting of the HRC, GC and Audit Committee. At the Board meetings, the Independent Directors’ meetings are chaired by the non-executive Chair; at Committee meetings, by the Chair of that Committee. The Board, its Committees as well as individual Directors are also able to retain and meet with external advisors and consultants at the expense of CAE in appropriate circumstances. In fact, the Board has regular access to information independent of management through the external and internal auditors, as well as independent compensation consultants and the possibility of independent legal counsel. The Board believes that sufficient processes are in place to enable it to function independently of management.

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Section 4 (continued) Corporate Governance

Delegation to standing Board committees composed entirely of Independent Directors

In order to enable it to effectively fulfill its responsibilities, the Board has established three standing committees currently composed of the following Independent Directors as of the Record Date:

	Governance	Audit	Human Resources
Margaret S. (Peg) Billson		●
Hon. Michael M. Fortier			Chair
Alan N. MacGibbon		Chair	●
Hon. John P. Manley	●		●
François Olivier		●
Michael E. Roach		●
Gen. Peter J. Schoomaker, USA (Ret.) [1]	●		●
Andrew J. Stevens	Chair		●
Katharine B. Stevenson	●	●

1	Mr. Schoomaker is a current Director but he is retiring on August 14, 2018 and is not standing for re-election at the Meeting.

The nature and scope of authority and responsibility delegated to each standing committee is set forth in the Committee Charters presented in Section 5 – “Board Committee Reports” which can also be found on our website under “Corporate Governance” along with each Committee Chair’s position description.

The appointment of specific Directors to each of the standing Board Committees is generally intended to reflect the relevance of Independent Directors’ skills and experience to the applicable Committee’s Charter (refer to Section 3 – “About the Nominated Directors” for details about the selection process and criteria).

Orientation and continuing education
New Directors meet with CAE executive officers, including the President and CEO and Vice President, Finance and CFO, to discuss CAE’s expectations of its Directors and to discuss CAE business and strategic plans. New Directors also review CAE’s current business plan, detailed agendas and materials of previous Board meetings. New Directors of CAE receive a comprehensive reference manual containing all key corporate and Board policies, including the Code of Business Conduct and other relevant materials and executive briefing sessions. All Directors have regular access to senior management to discuss Board presentations and other matters of interest. CAE management and the Governance Committee keep all Directors aware of major developments in corporate governance, important trends and new legal or regulatory requirements. The Board also receives presentations from senior management on CAE’s performance and issues relevant to the business of CAE, the industry and the competitive environment in which it operates.

The Governance Committee encourages CAE’s Directors to attend conferences, seminars or courses whether they be industry-specific to CAE or whether relevant to fulfill their role as a Director, the cost of which will be borne by CAE. In recognition of the rapidly changing technology and competitive environment and emerging markets in our business, the Board requires management to provide an in-depth review of the business segments in which we operate at regularly scheduled meetings, as well as our industry in general. The Board and its Committees are continually updated by Management on developments related to corporate governance, Directors’ fiduciary duties, changes in law, industry news and other educational material.

Ethical business conduct
CAE has a Code of Business Conduct that governs the conduct of CAE’s Directors, officers, employees, contractors and consultants. CAE uses Ethicspoint, a third-party whistleblower reporting service, to facilitate reporting of breaches of the Code of Business Conduct and any other misconduct. Apart from any individual reports the Board or Human Resources and Audit Committees may receive from management or the whistleblower service, the Governance Committee receives a quarterly and an annual report from management on CAE’s management’s compliance with the Code of Business Conduct.

CAE INC. | 2018 | Management Proxy Circular 23

Section 4 (continued) Corporate Governance

Risk management oversight
Enterprise risk management is essential to CAE given the size, nature and complexity of its operations. CAE has implemented a Enterprise Risk Management Policy which sets out its framework and processes to ensure that risks are identified, measured, managed, and reported proactively and in a manner that is consistent with the expectations of the Board and the interests of CAE’s internal and external stakeholders, including employees, shareholders, clients, and suppliers.

Pursuant to our policy:

  the Board is accountable for the oversight of risk management of all material risk factors related to CAE’s business, including risks related to ethics and governance, strategy, legislation, finances and operations. This oversight requires the Board and management to establish risk management policies and practices and to ensure that these policies and practices remain adequate, prudent and comprehensive at all times. The Board is accountable for understanding CAE’s key enterprise risks. The Board and its Committees review the key enterprise risks to ensure the adequacy of the risk management process for identifying, assessing and managing such risks.
  our business units exercise the daily management of their risks and controls and implement corrective actions to address any process and control deficiencies.
  the Vice President, Strategy and Investor Relations provides operational risk oversight in various risk management, compliance, and controllership functions and advises senior management accordingly.
  the Audit Committee and senior management provide an independent appraisal of CAE’s risk management framework, control environment and internal control systems.

At the annual strategy session, the Board evaluates CAE’s identified categories of risk. Further, the Board receives updates from the President and CEO and other members of management on enterprise risk throughout the year. In FY2018, the Board paid particular attention to risks related to competition.

You can find a more comprehensive discussion of risk management in Section 9 – Business risk and uncertainty of our fourth quarter and year ended March 31, 2018 Management Discussion and Analysis, filed with the Canadian securities commissions, the U.S. Securities and Exchange Commission under Form 6-K, and available on our website (www.cae.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov).

Assessment of Directors by the GC
Refer to Section 5 – “Board Committee Reports”.

Compensation
Refer to Section 5 – “Board Committee Reports – The Human Resources Committee”, Section 6 – “Director Compensation” and Section 7 – “Executive Compensation – Setting Executive Compensation – Role of the HRC”.

24 CAE INC. | 2018 | Management Proxy Circular

Section 5
Board Committee Reports

The Governance Committee

Assists the Board in developing and implementing our corporate governance guidelines, identifying individuals qualified to become members of the Board and determining the composition of the Board and its committees, preparing the Board’s succession plan, determining the Directors’ remuneration, developing and overseeing an assessment process for the Board, and reviewing and recommending for Board approval our corporate policies concerning business conduct, high standards of corporate governance, ethics, and human rights.

The members of the GC are all Independent Directors and the GC’s charter is available in the governance section of our website at CAE.com.

The GC held three meetings in FY2018; aggregate attendance: 91.6%.

The members of the Governance Committee are selected for their experience and knowledge with respect to governance matters generally. Descriptions of Mr. Stevens, the Honourable Mr. Manley, and General Schoomaker’s credentials and past experience can be found in the subsequent Human Resource Committee report. Descriptions of Ms. Stevenson’s credentials and past experience can be found in the subsequent Audit Committee report.

Highlights for FY2018

  The GC reviewed recommendations made by an ad-hoc committee of the Board tasked with succession planning to identify a successor to Mr. Hankinson as Chair of the Board. Mr. Hankinson is scheduled to retire concurrent with the Meeting.
  The GC considered several possible candidates for nomination to the Board to maintain the required skills and diversity profile of the Board in contemplation of approaching term limits for some Directors and considered and recommended the candidacies of Mr. Roach and Gen. Schwartz for nomination to the Board.
  The GC oversaw changes to the composition of committees as a result of Mr. Gagné’s retirement from the Board on August 10, 2017 and agreed to recommend the appointment of Mr. Roach as member of the Audit Committee upon his appointment to the Board.
  An Annual Board of Directors and Governance Committee Performance Review survey was carried out; the overall results continue to be positive and reinforce strong levels of support and engagement.
  With the assistance of the Board’s compensation consultants, the GC recommended changes to Board compensation, effective January 1, 2018.
  The GC reviewed amendments to the Corporate Governance Guidelines to address requirements from the Toronto Stock Exchange relating to director election requirements and recommended these for approval.
  The GC reviewed CAE’s current mandatory retirement policy and recommended to maintain the current policy of a maximum 12-year term and retirement at age 72 in light of research concerning market trends and feedback from Directors.

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Section 5 (continued) Board Committee Reports

  The GC reviewed and approved revisions to the Other Board Commitments and Interlocks Policy which now requires Directors to disclose proposed appointments on other company boards for approval by the Governance Committee and the Chair of the Board.
  The GC reviewed an agreed to recommend for approval by the Board the revised Board charter and position descriptions for the Chair for the Board, the committee chairs and the Chief Executive Officer.
  The GC considered Mr. Parent’s proposed appointment to the Telus Corporation board of directors.
  The GC reviewed and approved revisions to the Code of Business Conduct so that the same code would apply to directors, management and all employees.
  The GC reviewed and agreed to recommend for approval by the Board CAE’s new Human Rights Policy.
  The GC reviewed and approved the location of the annual Strategic Plan meeting coupled with other meetings with customers and CAE business units.

In addition to access through the Board’s website to an evergreen supply of current research and analysis, news reports and academic studies on best governance and compensation practices and other aspects of board and fiduciary responsibilities and use of research and educational tools, the following activities were conducted in FY2018 to ensure that all required educational resources are available to Directors to properly discharge their responsibilities:

  Board meeting in London, UK to review the Company’s FY2018 – FY2022 long term strategic plan and permitting site visits to the CAE training facilities located in Burgess Hill and at the Benson Air Force base;
  Quarterly updates from management on CAE’s compliance with such matters as anti-corruption, the use of foreign representatives, ethics in the workplace, and export control laws; and
  Numerous presentations on CAE’s markets, technology, industry developments and other educational material.

Other Board commitments and Interlocks Policy
The following policy applies to all Directors:

(a) No more than two Directors should serve on the same outside board or outside board committee, unless otherwise agreed by the Board.

(b) Directors who are employed as chief executive officers, or in other senior executive positions on a full-time basis with a public company, should not serve on the boards of more than two public companies in addition to CAE’s Board.

(c) Directors who: (i) have full time employment with non-public companies, (ii) have full-time employment with public companies but not as CEO, or (iii) do not have full time employment, should not serve on the boards of more than four public companies in addition to CAE’s Board.

(d) The President and Chief Executive Officer of CAE should not serve on the board of more than one other public company and should not serve on the board of any other public company where the chief executive officer of that other company serves on the CAE Board.

(e) Prior to accepting any additional public company board of directors’ appointment, a Director must first disclose the proposed appointment for review by the Governance Committee and the Chair of the Board.

Board evaluation process

The Governance Committee has the mandate and responsibility to review, on an annual basis, the performance and effectiveness of the Board as a whole and each individual Director. The Chair of the Governance Committee annually approves and distributes a comprehensive questionnaire to each member of the Board regarding various aspects of Board and individual performance. The questionnaire covers a wide range of issues, including the operation and effectiveness of the Board and its committees, the level of knowledge of the Directors relating to the business of CAE and the risks it faces, and the contribution of individual Directors, and allows for comment and suggestions. The Chair of the Governance Committee compiles responses to the questionnaire and prepares a report to the Governance Committee which provides a report to the full Board. The Governance Committee may then recommend changes based upon such feedback to enhance Board performance or refer any areas requiring follow-up to the relevant

26 CAE INC. | 2018 | Management Proxy Circular

Section 5 (continued) Board Committee Reports

committees. In addition to the foregoing, each Director individually meets with the Chair of the Board at least once annually to discuss his or her individual performance and the performance of the Board as a whole. As well, the Chair of the Board’s performance is evaluated and assessed through one-on-one meetings between each Director and the Chair of the Governance Committee. Both the Chair of the Board and the Chair of the Governance Committee then report back to the full Board.

Review of Board members’ compensation
With the assistance of the Board’s compensation consultants, Hugessen Consulting Inc., the GC reviewed the level of compensation of Directors using the same list of comparator companies as that adopted by the HRC for benchmarking the NEOs’ compensation (see Section 7 – “Executive Compensation”).

Similar to CAE’s executive compensation philosophy, CAE Director compensation is targeted at the blended median of Canadian and U.S. peers (50% Canada / 50% U.S.) With effect as of January 1, 2018, the following changes were recommended for approval by the Board:

  Increase the Board Chair’s annual DSU retainer value from $132,500 to $142,500
  Increase the annual DSU retainer value from $82,500 to $104,500 for other non-employee Directors
  Discontinue paying the Committee Chairs retainer fees other than the Committee Chair retainer fees
  Reduce the GC Committee Chair retainer fee from $25,000 to $20,000

It is important that the Board of Directors’ compensation be sufficiently competitive to permit CAE to attract good candidates to reflect CAE’s international scope of business.

Resolution of complaints under the Code of Business Conduct
The Committee is kept apprised of every report filed with the independent third party responsible for receiving any complaints under CAE’s Code of Business Conduct, as well as relevant complaints received by CAE senior management. The Committee is regularly informed of the resolution of such complaints (as is the Chair of the Audit Committee where misconduct relating to financial accounting, books and record keeping, fraud or similar financial impropriety is alleged) and the results of the annual certification process for CAE employees under CAE’s Code of Business Conduct.

Diversity initiatives

In May 2015, following the GC’s recommendation, the Board adopted the Policy Regarding Board and Executive Officer Diversity.

The Policy confirms the guiding principle that the Board will nominate Directors and appoint executive officers based on merit and the needs of CAE at the relevant time, and, that CAE is strongly committed to finding the best people to serve in such roles. The Policy also recognizes that diversity helps ensure that (a) Director and executive officers provide the necessary range of perspectives, experiences and expertise required to achieve effective stewardship and management of CAE, and (b) a variety of differing perspectives are included in addressing issues, while providing a greater likelihood that proposed solutions will be robust and comprehensive. Gender diversity is specifically acknowledged in the Policy as a significant aspect of diversity.

The Policy provides that:

  in identifying potential candidates to serve on the Board, the Committee will (a) consider only candidates who are highly qualified based on their talents, experience, expertise and character (b) take into account criteria that promote diversity, including, but not limited to, gender, international background, nationality, age, and industry knowledge, (c) endeavor to use any available network of organizations and associations that may help identify diverse candidates, and (d) in order to support the specific objective of gender diversity, consider the level of representation of women on the Board; and in identifying potential candidates for appointment as President and CEO and for other executive officer positions, the Human Resources Committee and the President and CEO, respectively, will (a) consider individuals from a variety of backgrounds and perspectives with the Company’s diversity objectives in mind, including, without limitation, the specific objective of gender diversity, and (b) consider the level of representation of women in executive office positions.

CAE INC. | 2018 | Management Proxy Circular 27

Section 5 (continued) Board Committee Reports

In May 2018, the Board, on the recommendation of the GC, updated the Policy Regarding Board and Executive Officer Diversity, and adopted a target that women represent at least 30% of directors by 2022. The Board remains committed to its diversity initiatives and will continue to include diversity as an important consideration in the selection process of any future candidates.

In order to ensure that the Policy is appropriately implemented and to measure its effectiveness, at least annually:

  the Committee will assess and report to the Board regarding the efficacy of the Director nomination process at achieving the Company’s diversity objectives; and
  the President and CEO will assess and report annually to the Human Resources Committee regarding the efficacy of the executive officer appointment process at achieving the Company’s diversity objectives.

CAE has not adopted targets for the number of women or other diverse groups in executive officer positions, due to the small size of this group and the challenge to effect change at this level of seniority in the organization. It believes that doing so could result in a potential conflict with the principle that the presence of the requisite competencies, skills, business and financial experience, personal qualities and level of commitment should be of paramount importance when considering executive officer appointments. However, CAE recognizes that diversity is an essential consideration in the selection process for new executive officers and intends to implement proactive steps to increase the number of women in leadership positions.

Two of ten (or 20%) of CAE’s Director Nominees and two of ten (or 20%) of the Company’s current executives are women. A total of 6 women occupy senior management positions (i.e. vice president or above), which represents 19% of the Company’s total senior management population.

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Section 5 (continued) Board Committee Reports

The Audit Committee

Assists the Board in its oversight of the integrity of our consolidated financial statements, compliance with applicable legal and regulatory requirements, the independence, qualifications and appointment of the external auditors, the performance of both the external and internal auditors, management’s responsibility for assessing and reporting on the effectiveness of internal controls and our enterprise risk management processes.

Also see our Annual Information Form for the year ended March 31, 2018 (which you can access on our website at CAE.com, on SEDAR at sedar.com and on EDGAR at sec.gov), for information about the Audit Committee, including its mandate and Audit Committee policies and procedures for engaging the external auditors.

All members of the Audit Committee are Independent Directors. Mr. MacGibbon, and Ms. Stevenson have been determined by the Board to be the Audit Committee financial experts. In addition, the Board, in its judgment, has determined that each other member of the Audit Committee is financially literate. The Charter of the Audit Committee is available in the governance section of our website at CAE.com.

The Audit Committee held four meetings in FY2018; aggregate attendance: 100%.

The members of the Audit Committee are selected for their experience and knowledge with respect to financial reporting, internal controls and risk management. Below are details of committee members’ career highlights that make them qualified and effective Audit Committee decision-makers:

Mr. MacGibbon, Chair of the Audit Committee, brings a wealth of financial expertise to the committee. He was formerly the Managing Partner and Chief Executive of Deloitte LLP (Canada), a member of Deloitte’s Board of Directors, and a member of the Executive and Board of Directors of Deloitte Touche Tohmatsu Limited. Mr. MacGibbon is a chartered professional accountant and a Fellow of the Ontario Institute of Chartered Professional Accountants.

Ms. Billson has extensive managerial experience within the aerospace sector. This managerial experience, set out in Section 3 above, has provided Ms. Billson with significant insight into financial issues encountered by companies conducting business within the aerospace sector.

Mr. Olivier has significant managerial experience, in particular as President and Chief Executive Officer of Transcontinental Inc. Mr. Olivier is also a graduate of the Program for Management Development at Harvard Business School.

Mr. Roach has extensive leadership experience in Canadian public technology-focused companies, including as President and Chief Executive Officer of CGI Group Inc. for 10 years. Mr. Roach holds a Bachelor of Arts in Economics and Political Science, as well as an Honorary Doctorate in Business Administration from Laurentian University in Sudbury, Ontario.

Ms. Stevenson has extensive financial and accounting experience, including from her services as Treasurer of Nortel Networks Corporation, as a finance executive with J.P. Morgan Chase & Co., and as former Chair of the Audit Committee of OSI Pharmaceuticals, Inc. She currently serves on the Audit Committees of Open Text Corporation and Capital Power Corporation and chairs the Corporate Governance Committee of Canadian Imperial Bank of Commerce.

CAE INC. | 2018 | Management Proxy Circular 29

Section 5 (continued) Board Committee Reports

Highlights for FY2018

  The committee reviewed the internal audit plan and quarterly internal audit reports.
  The committee monitored the application of IFRS 9 and IFRS 15.
  Throughout the past year, the committee reviewed, with and without management present, the results of PwC’s communications with CAE required by generally accepted auditing standards.
  The committee reviewed in detail quarterly interim financial information and earnings press releases before their public release.
  The committee also reviewed and recommended approval to the Board of the quarterly MD&A and the press releases for the quarterly results.
  The committee reviewed the MD&A and audited consolidated financial statements of CAE prepared by management for the fiscal year ended March 31, 2018 with management and PwC, and thereafter recommended that they be and filed with the Autorité des marchés financiers and the SEC.
  The committee adopted a Policy and Procedure for Audit and Non-Audit Services.
  The committee reviewed amendments to the Enterprise Risk Policy to incorporate the compilation of a Risk Profile and the creation of a Risk Policy and recommended these for approval.
  The committee reviewed the processes involved in evaluating CAE’s internal controls and oversaw the compliance process related to the certification and attestation requirements of SOX and related SEC rules, as well as of the rules relating to audit committees and certification of financial information adopted by the CSA.
  The committee also reviewed export controls, fraud review processes, information technology and cyber security risks, capital structure and treasury, tax compliance and IFRS accounting standard changes.
  The committee reviewed amendments to the Hiring Policy Regarding External Auditors to incorporate changes to clarify prohibited roles and to avoid any potential conflict as to the independence of the auditors.
  The committee reviewed amendments to the Disclosure Policy to incorporate changes that ensure timely, consistent, and fair disclosure of corporate information.

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Section 5 (continued) Board Committee Reports

The Human Resources Committee

Assists the Board of Directors in its oversight responsibilities relating to compensation, nomination, evaluation and succession of the President and CEO, other officers and management personnel; oversees the Company’s environment, health and safety and aviation safety policies and practices, pension plan administration and pension fund investments, and management development and succession planning.

All members of the HRC are Independent Directors. The mandate of the HRC is available in the governance section of our website at CAE.com.

The HRC held five meetings in FY2018, aggregate attendance: 96%.

The HRC is responsible to oversee the Company’s executive compensation programs and succession planning. We constantly ensure that members of the HRC have the experience and knowledge to fulfill this role. Below are details of committee members’ career highlights that make them qualified and effective HR decision-makers:

  The Honourable Mr. Fortier, Chair of the HRC, as past Chair of the Human Resources and Compensation Committee of Aimia Inc. and as past Minister of Public Works and Government Services, Minister of International Trade and Minister responsible for Greater Montréal for the Canadian Government, has extensive experience dealing with human resources and compensation matters in both corporate and government entities.
  Mr. MacGibbon joined the HRC in November 2017. Mr. MacGibbon is director of Toronto-Dominion Bank and was previously Vice Chair of Osler, Hoskin & Harcourt LLP. Mr. MacGibbon was also Global Managing Director, Quality, Strategy, and Communications of Deloitte Touche Tohmatsu Limited. In these roles, Mr. MacGibbon has dealt extensively with human resources and compensation issues.
  The Honourable Mr. Manley, as President and CEO of the Canadian Council of Chief Executives, past Deputy Prime Minister of Canada and past Cabinet Minister (Industry, Foreign Affairs and Finance departments, non-concurrently), has extensive experience dealing with human resources and compensation matters in both corporate and government entities. He currently sits as a member of two other public company boards, giving him a more diverse perspective on human resources practices.
  General Schoomaker has been a member of the HRC since 2010. He has dealt with human resources matters as a four-star U.S. Army General. General Schoomaker serves on the Compensation and Governance Committees of the Board of Directors of ARA Inc. (a private company), and also formerly served on the Compensation Committee of DynCorp. He has the experience and background to address CAE’s human resources issues and compensation practices.
  Mr. Stevens, as past CEO of a public company and a board member of Canadian and international companies, has extensive experience in compensation matters at both the executive and employee levels in a corporate environment.

As past CEOs and/or senior military/government leaders/managing directors, all members of the HRC possess the financial knowledge required in order to assess and determine the applicability of measures and targets utilized in determining variable compensation and assessing executive performance against targets and overall Company performance.

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Section 5 (continued) Board Committee Reports

Highlights for FY2018

Talent management
In FY2018, CAE continued the execution of its leadership and succession initiative throughout the Company. In addition to the focus on identification and development of key talents deeper into the organization, an increased focus was also directed towards the identification and development of current and future female leaders across CAE. A specific segment of the Annual Leadership Development Process (ALDP) was dedicated to the identification and discussion of high potential female talent at all levels of the organization and subsequent discussion around their future development opportunities. The HRC reviewed a comprehensive Diversity & Inclusion initiative that was launched to further support this effort. The intention of the program is to create the awareness, tools and infrastructure to support the Company’s goals to increase the level of female representation in leadership positions.

The HRC also reviewed a new approach to CAE’s performance management system that was developed in FY2018 to further support the development of CAE employees. This new approach was designed to facilitate a greater level of conversations, transparency and people development through multi-way feedback. The program was launched in Q3, was rolled out in stages over the following months and will be fully implemented in Q2 FY2019.

Through its commitment to leadership development, the Company was able to provide for an effective level of movement of some of its key talents into development roles within various business units and regions, serving to develop these individuals and further strengthen our leadership in certain areas. In FY2019, in conjunction with the Company-wide ALDP and the focus on diversity & inclusion along with performance management, the Company will continue to develop these high potential individuals and look to further facilitate development opportunities for our key talent across the organization. These actions will support the HRC’s oversight of the Company’s efforts to ensure the effective development of CAE’s future executive leaders so that a sufficient leadership and talent pipeline is in place to meet the Company’s future needs.

Executive compensation
During FY2018, HRC reviewed the CAE comparator group to ensure compliance with criteria regarding financial size and industry, location and scale of operation. As a result, the comparator group was updated to include 26 Canadian and U.S. companies which represent not only the Company’s competitors for business but also for talent. The HRC also reviewed the STIP design. To reinforce collaboration across all business units and regions, executive payouts will be based 100% on overall CAE results in FY2019 (except Healthcare). For the Healthcare team, the incentive plan remains weighted towards its business unit performance. The focus on business unit results will remain important and will be reflected through the individual STIP multiplier for the business unit Group Presidents.

The HRC also conducted a compensation risk assessment with the assistance of its independent compensation consultant to identify potential risks associated with CAE’s compensation programs, practices and policies. The assessment concluded that the risks are reasonably unlikely to have a material adverse effect on the Company.

Health and safety
In addition to compensation matters, a key responsibility of the HRC relates to Health and Safety performance within CAE. This is an area that has received significant attention from both the management team and the HRC. The performance of the business in matters of health and safety reflects this focus with very significant improvements in FY2018. Overall, across the organization, strong safety performance was evident in a recordable accident decline of 24%, a reduction in the injury frequency rate of 29% and the days lost being reduced by 52%.

32 CAE INC. | 2018 | Management Proxy Circular

Section 5 (continued) Board Committee Reports

Major activities and topics covered by the HRC are detailed on a by-meeting basis in the calendar below:

Regular Meetings	Agenda
May 2017	Review of:
  Executive compensation trends
  Proxy circular
  President and CEO FY2017 performance and FY2018 objectives
  Annual HRC self-evaluation
  Environment, health and safety
Approval of:
  STIP, LTIP awards and merit increases for the President and CEO’s direct reports
  Payouts under FY2017 STIP and performance share unit grant awarded in FY2015
  FY2018 annual compensation plan
  President and CEO objectives for FY2018

August 2017	Review of: Succession planning and Annual Leadership Development Process (ALDP) Diversity Program STIP update Retirement and savings plans Proxy advisory reports Environment, health and safety
November 2017	Review of:
  FY2019 STIP and LTIP design
  STIP update
  Executive share ownership guidelines status
  Labour relations update
  Independence letter from the Board’s compensation consultant
  Environment, health and safety
Approval of:
  Revised comparator group

February 2018	Review of:
  Environment, health and safety
  Talent and leadership update (ALDP, diversity, performance management and values)
  STIP update
  FY2019 STIP and LTIP design
  Review of HRC mandate and workplan
  Glass Lewis and ISS updates and FY2018 proxy preparation
  Executive compensation trends and updates

CAE INC. | 2018 | Management Proxy Circular 33

Section 6
Director Compensation

This section provides information pertaining to the compensation, Share ownership and Share ownership requirements of our non-employee Directors.

Our compensation program for non-employee Directors has the following objectives:

  Attract and retain highly qualified, committed and talented members of the Board with an extensive and relevant breadth of experience; and
  Align the interests of Directors with those of our Shareholders.

The Board sets the compensation of non-employee Directors based on recommendations from the Governance Committee.

The Governance Committee reviews every second year the compensation of non-employee Directors and recommends to the Board such adjustments as it considers appropriate and necessary to recognize the workload, time commitment and responsibility of the Board and committee members and to remain competitive with directors’ compensation trends. Any Director who is also an employee of the Company or any of its subsidiaries does not receive any compensation as a Director.

Effective January 1, 2018, Directors’ all-inclusive fees were set as follows:

Position	Annual Fee	Form of Payment
Board Chair	$310,000	$142,500 in DSUs $167,500 in cash or DSUs at Director’s election
Board Member	$167,000	$104,500 in DSUs $62,500 in cash or DSUs at Director’s election
Board Committee Chair [1]	$25,000	DSUs up to minimum ownership requirement Cash or DSUs at Director’s election thereafter
Board Committee Member	$10,000	DSUs up to minimum ownership requirement Cash or DSUs at Director’s election thereafter
Special Ad Hoc Steering Committee Chair	$25,000	Cash or DSUs at Director’s election
Special Ad Hoc Steering Committee Member	$15,000	Cash or DSUs at Director’s election

1	The Governance Committee chair compensation is of $20,000. Committee Chairs do not receive additional compensation for Committee membership.

The Board believes the all-inclusive annual flat fee (in lieu of retainers and attendance fees) compensate Directors fairly and equitably for the risks, time commitment and responsibilities in being effective Directors.

Director compensation benchmarking and comparator group
To benchmark Directors’ compensation, the Governance Committee uses the same comparator group of companies as that used to benchmark NEOs’ compensation. This comparator group comprises Canadian and U.S. publicly-listed companies that have relevance to CAE in terms of head office location, market segment or business activities, revenue and market capitalization. The comparator group was reviewed in November 2017 as adjustments were made to account for merger and acquisition activities and to ensure it continues to reflect CAE’s employment market and financial results. Refer to Section 7 – “Executive Compensation” of this Circular for the companies included in CAE’s latest Comparator Group and detailed selection criteria. Prior to this exercise, the last evaluation was performed in FY2015.

  Same comparator group as for NEOs.
  Director compensation benchmarked and adjusted in FY2018.
  Directors are paid a flat all-inclusive fee to reflect responsibilities, time commitment and risks related to being effective Directors.

34 CAE INC. | 2018 | Management Proxy Circular

Section 6 (continued) Director Compensation

Non-Employee Directors’ Deferred Share Unit Plan (Directors’ DSU Plan)
A DSU is equal in value to one Common Share of CAE and accrues additional units in an amount equal to each dividend paid on Common Shares. DSUs earned by non-employee Directors vest immediately but are only redeemable after termination of the Director’s service with CAE. Payment in cash is then made based on the market value of the equivalent number of Common Shares, net of tax and any other applicable withholdings.

Minimum shareholdership requirements
Directors are required to own the equivalent of three years’ of Board annual base fees in the form of Common Shares and/or DSUs. Directors are required to receive their compensation in respect of their services, including, without limitation, the annual retainer for serving as a member of the Board or a committee thereof, in Deferred Share Units until such shareholding is attained.

Non-employee Directors holding Common Shares and/or DSUs of a value that is less than the equivalent of three years of Board annual base fees receive all fees in the form of DSUs. Once such minimum is reached, a non-employee Director may elect to continue to participate in the Directors’ DSU Plan in respect of part or all of his or her annual Board and Committee fees over and above the annual fee component paid in DSUs.

  Minimum shareholding requirements align Directors’ and Shareholders’ interests.
  Equal to three times the annual retainer.
  Annual retainer paid in DSUs until the requirement is attained.
  DSUs facilitate Directors’ achievement of minimum shareholding requirements.

A non-employee Director is not, once the minimum Common Share and/or DSU ownership target is reached, obligated to acquire more Shares or DSUs if the value of his/her investment in CAE drops due to stock market fluctuations.

Risk mitigation
As per the terms of the DSU Plan, the rights and interests of a Director in respect of the DSUs held in such participant’s account are not transferable or assignable other than for specific cases of legal succession.

CAE maintains Directors’ and officers’ liability insurance for its Directors and officers, as well as those of its subsidiaries as a group.

Anti-Hedging Policy
The policy provides that no Director or CAE executive (defined to include senior officers and vice-presidents) may, at any time, purchase or otherwise enter into financial instruments, including prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, or units of exchangeable funds, that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any CAE securities, including but not limited to DSUs.

CAE INC. | 2018 | Management Proxy Circular 35

Section 6 (continued) Director Compensation

Directors’ compensation table

The following table summarizes compensation earned by non-employee Directors of CAE during FY2018:

Name	Total Fees Earned ($)	Paid in Cash ($)	Paid in DSUs ($) [1]
Margaret S. (Peg) Billson	160,500	–	160,500
Hon. Michael M. Fortier	173,995	–	173,995
James F. Hankinson	302,500	167,500	135,000
Paul Gagné [2]	68,441	–	68,441
Alan N. MacGibbon	189,398	–	189,398
Hon. John P. Manley	170,500	–	170,500
François Olivier	156,898	–	156,898
Michael E. Roach [3]	65,778	–	65,778
Gen. Peter J. Schoomaker, USA (Ret.)	170,500	–	170,500
Andrew J. Stevens	191,750	–	191,750
Katharine B. Stevenson	170,500	–	170,500

1	Represents the value of DSUs determined based on the grant date fair value of the award in accordance with accounting standards. The value of each unit is set to CAE’s closing Share price on the date of grant.
2	Mr. Gagné ceased his service as Director in August, 2017.
3	Mr. Roach joined the Board on November 10, 2017.

Directors’ share-based awards

The following table shows for each non-employee Director the number of DSUs outstanding at the beginning of the fiscal year ended March 31, 2018, the number and the value of the DSUs that vested during such year, and the number and the value of all outstanding DSUs as at March 31, 2018. The non-employee Directors are not eligible to receive stock options or other option-based awards.

	Share-based Awards
Name [1]	Number of DSUs at the Beginning of FY2018 (#)	Number of DSUs Vested During the Year [2] (#)	Value Vested During the Year [3] ($)	Number of DSUs at the End of FY2018 (#)	Market Value of DSUs not Paid Out or Distributed [4] ($)
Margaret S. (Peg) Billson	15,015	7,361	166,734	22,377	536,593
Hon. Michael M. Fortier	49,886	8,495	192,559	58,382	1,399,998
James F. Hankinson	140,416	8,184	185,248	148,601	3,563,443
Alan N. MacGibbon	18,036	8,693	196,870	26,729	640,962
Hon. John P. Manley	97,462	9,089	205,823	106,550	2,555,076
François Olivier	897	6,976	158,122	7,874	188,808
Michael E. Roach	–	2,806	65,861	2,806	67,299
Gen. Peter J. Schoomaker, USA (Ret.)	87,599	8,935	202,351	96,535	2,314,905
Andrew J. Stevens	43,749	9,206	208,315	52,955	1,269,861
Katharine B. Stevenson	100,025	9,128	206,725	109,153	2,617,496

1	Mr. Gagné is not included since he ceased his service as Director of CAE in August 2017 and as a result, all his DSUs have since been paid out.
2	Represents the number of DSUs each non-employee Director earned during FY2018, including additional DSUs equivalent in value to the dividends paid on the Common Shares credited in-year, rounded to the nearest whole number. The DSUs vest immediately but are redemable and paid out only after the non-employee Director ceases to be a Director of CAE in accordance with the terms of the Directors DSU Plan.
3	The value was determined by multiplying the number of DSUs, including additional DSUs equivalent in value to the dividends paid on the Common Shares credited in-year, by the closing prices of the Common Shares on the TSX on the respective dates of each grant. The DSUs are granted at the end of each quarter.
4	The market value of the DSUs was determined by multiplying the number of all DSUs vested but not paid out or distributed, including additional DSUs equivalent in value to the dividends paid on the Common Shares credited in-year, as at March 31, 2018 by the closing price of the Common Shares on the TSX on March 29, 2018, which was $23.98. Numbers containing fractions have been rounded up for calculation purposes.

36 CAE INC. | 2018 | Management Proxy Circular

Section 7
Executive Compensation

Compensation Discussion and Analysis

This section describes our compensation philosophy, policies and programs, and provides the details with respect to the compensation awarded to our Named Executive Officers in FY2018. For FY2018, our NEOS were:

  Marc Parent, President and CEO
  Sonya Branco, Vice President, Finance and Chief Financial Officer
  Gene Colabatistto, Group President, Defence and Security
  Nick Leontidis, Group President, Civil Aviation Training Solutions
  Mark Hounsell, General Counsel, Chief Compliance Officer and Corporate Secretary

FY2018 CAE Performance Highlights

In FY2018, CAE delivered a strong financial performance, with all segments showing year-over-year revenue and operating income growth. The results continue to validate our training strategy and represent an important step in our pursuit to be the Recognized Global Training Partner of Choice. The emphasis on training, continued strong execution, and supportive market conditions enabled solid financial performance in both Civil Aviation Training Solutions (“Civil”) and Defence & Security (“Defence”) businesses. The Healthcare business resumed growth with the launch of innovative products and a broader market reach. The following chart outlines CAE’s strategy and highlights in relation to FY2018 achievements.

In FY2018, our strategy for capital and other resource allocation decisions was guided by three overarching strategic imperatives: grow by providing the most comprehensive solutions worldwide to enable us to be the recognized global training partner of choice; protect our leadership position by ensuring the highest levels of customer satisfaction and operational excellence; and innovate by driving new technology and offerings which advance training for our customers.

Strategic Priority	CAE’s Key Achievement
Protect
  Solid track record of customer satisfaction underpinning our vision to be the recognized global training partner of choice.
  50 full-flight simulators sold.
  Above plan capacity training volume delivered in several of our live training programs, with positive customer feedback.
  Best-in-class safety and standards program established in Defence.

Grow
  Year-over-year revenues increased by 5% to a record $2.8 billion.
  Delivered a record order intake of $3.9B and backlog of $7.8 billion.
  Annual EPS from continuing operations grew by 8% to $1.11 [1].
  Financial position strengthened with a net debt to total capital ratio of 21.5%.
  Sustained strong financial results translated into 18% share price appreciation during FY2018.
  Continued strong utilization of the Civil training network.
  In Civil, signed comprehensive long-term training agreements with airlines including AirAsia, Jazz Aviation, Air Transat and Virgin Atlantic; in business aviation, signed long-term contracts with customers world-wide, including Elit’Avia and Flexjet.
  In Defence, Training Systems Integrator (TSI) contracts with Qatar Emiri Air Force and Brazilian Navy.

1	Annual EPS from continuing operations of $1.29 ($1.11 adjusted before U.S. tax reform impact and net gains on strategic transactions relating to Asian joint-ventures), up from $0.93 (up 8% from $1.03 before specific items) in prior years.

CAE INC. | 2018 | Management Proxy Circular 37

Section 7 (continued) Executive Compensation

Strategic Priority	CAE’s Key Achievement
Innovate
  First-ever Pilot Demand report published.
  CAE Real-time Insights and Standardized Evaluations (CAE Rise™) launched, the first commercial Next generation training system that strengthens instructors’ ability to deliver standardized training by using live data during training sessions and providing insights and a new source of data to enhance airlines’ pilot training programs.
  CAE’s augmented reality and virtual reality (AR/VR) based capabilities, integrated live-virtual-constructive and next generation training systems demonstrated and recognized as “Best in Show” technology at I/ITSEC, the world’s largest modeling, simulation and training tradeshow.
  CAE HealthCare’s AR/VR capabilities recognized with the Unity Impact Award for technological innovation in education and healthcare, and with an inaugural innovation award of .OrgCommunity.
  Innovative products launched in Healthcare, such as CAE Juno, a clinical skills manikin for nursing, Anesthesia SimSTAT, a screen-based simulation approved by the American Board of Anethesiology, augmented reality training solutions for medical device OEMs (Abiomed and Medtronic), and CAE LucinaAR, the world’s first augmented reality childbirth simulator.
  Entered into a partnership with the American Heart Association (AHA) for the delivery of lifesaving AHA courses in certain markets.

1	Annual EPS from continuing operations of $1.29 ($1.11 adjusted before U.S. tax reform impact and net gains on strategic transactions relating to Asian joint-ventures), up from $0.93 (up 8% from $1.03 before specific items) in prior years.

38 CAE INC. | 2018 | Management Proxy Circular

Section 7 (continued) Executive Compensation

FY2018 overall Company performance resulted in maximum payout levels for two out of four annual short-term incentive (STIP) metrics, and in the CAE STIP payout factor of 167%.

Details are provided in the section “Executive Compensation – Determination of the NEOs’ Compensation in FY2018”.

Compensation Objectives

Much of CAE’s success in developing and growing its worldwide business is attributable to having highly qualified and motivated employees. The executive compensation programs are based on a pay-for-performance philosophy. Executives receive salaries, annual short-term incentive awards contingent upon attaining consolidated, business unit and individual achievements, and long-term incentive awards that motivate executives to create increasing and sustainable value for the Shareholders. In addition, executives receive pension, perquisites and benefits.

The objectives of the CAE executive compensation programs are to:

• Attract, retain, and motivate qualified executives
• Align executives and Shareholders’ interests around the creation of incremental value
• Foster teamwork and entrepreneurial spirit
• Establish an explicit and visible link between all elements of compensation and corporate and individual performance
• Integrate compensation with the development and successful execution of strategic and operational plans

Setting Executive Compensation

Compensation principles

CAE’s compensation policies and practices are structured in a balanced way, such that they do not create risks that could have a material adverse effect on the Company.

The emphasis of CAE’s executive compensation programs is on variable and long-term compensation that ties interests of our executives with those of our Shareholders.

CAE INC. | 2018 | Management Proxy Circular 39

Section 7 (continued) Executive Compensation

The principles underlying CAE’s executive compensation programs are as follows:

Pay for performance	The majority of compensation is variable, contingent and directly linked to financial and operational performance metrics, as well as CAE’s share price performance.
Balance	The portion of total compensation that is performance-based increases with an executive’s level of responsibility.
Long-term focus	For our most senior executives, long-term stock-based compensation opportunities outweigh short-term cash-based opportunities.
Shareholder alignment	The financial interests of executives are aligned with the interests of our Shareholders through stock-based compensation, and annual and long-term performance metrics that correlate with sustainable Shareholder value growth.
Competitiveness	Total compensation is competitive to attract, retain, and motivate CAE’s executive team while fostering entrepreneurial spirit. This is achieved by providing compensation at the median of our comparator group but paying up to the 75th percentile for superior performance.
Responsibility	Compensation takes into account each executive’s responsibility to always act in accordance with our ethical, environmental and health and safety objectives, channeled through our Code of Business Conduct. Commitment to ethical and corporate responsibilities is a fundamental belief underlying all aspects of our behaviour and compensation plans, from setting targets to conducting regular performance assessments and succession planning. Financial and operational performance must not compromise these values.

Role of the HRC in setting executive compensation

The HRC acts as an advisory committee to the Board of Directors. The Board assigns responsibilities to the HRC with regards to the review, approval, and administration of CAE’s compensation programs. The main components of the HRC’s mandate with respect to compensation are:

  Review and approve the design of executive compensation and benefits programs;
  Review and consider the input of independent external consultants;
  Review and approve the composition of the CAE’s comparator group;
  As appropriate, meet with Shareholders to discuss executive compensation and benefits;
  Report to the Board on how plan changes to compensation and benefits impact CAE’s financial performance and obligations;
  Recommend to the Board the President and CEO’s compensation;
  Review and approve on behalf of the Board management’s recommendations for annual compensation of the President and CEO’s direct reports;
  Review and approve changes to pension plans, including investment strategies; and
  Prepare the Compensation Discussion & Analysis section of the annual management proxy circular and other disclosure documents.

40 CAE INC. | 2018 | Management Proxy Circular

Section 7 (continued) Executive Compensation

Role of compensation consultants

The HRC retains the services of an independent compensation consultant, Hugessen Consulting Inc. (“Hugessen”), to provide advice on executive compensation matters. Hugessen is responsible for reviewing materials presented to the HRC on compensation-related matters and assists the Company in the design of its executive compensation programs. Hugessen performs duties for the HRC only. No CAE Director or officer has any affiliation with Hugessen.

CAE’s management also uses the services of PCI – Perrault Consulting Inc. (“PCI – Perrault”) to assist CAE in the review of the CAE comparator group, benchmarking of its executive and Board of Director positions, as well as in the drafting of the annual management proxy circular.

While the HRC and the Board receive input from others, they are responsible for the design, application and oversight of the CAE’s executive compensation programs.

The following table shows the fees paid by CAE to Hugessen and PCI-Perrault for FY2018 and FY2017.

	Fees paid to Hugessen		Fees paid to PCI – Perrault
Year	FY2018	FY2017	FY2018	FY2017
Executive Compensation	$169,183	$94,842	$64,537	$23,193
Other Mandates	–	–	–	–
Total	$169,183	$94,842	$64,537	$23,193

Comparator Group

Executive compensation is benchmarked every other year with the assistance of compensation consultants, PCI – Perrault, who prepare an analysis of CAE’s compensation against compensation practices within the comparator group. The most recent executive compensation benchmarking was conducted in FY2018.

The comparator group includes companies that operate in at least one of CAE’s market segments, have a similar financial and operational footprint, and with which CAE competes for talent.

CAE’s comparator group comprises a broad mixture of relevant Canadian and US companies. CAE’s business units compete within several market segments and not all CAE competitors are present in all the segments or publish or provide segment-specific compensation disclosure relevant to CAE. Therefore, CAE includes companies that are active in at least one of its activity segments. The table below indicates the main activities for which the comparator group companies were chosen.

The following criteria are also considered when selecting comparator group companies:

  Head office location
  Company financials (revenue and market capitalization)
  Companies with business operations outside of Canada, reflecting the fact that over 90% of CAE’s revenues are generated outside of Canada
  Companies that compete with CAE for talent (in and outside of Canada) reflecting CAE’s multinational reality. In FY2018, two out of three of the President and CEO’s direct reports leading a business unit were based outside of Canada.
  Companies with similar business profiles, specifically:
    Size
    Business mix/industry similarity
    Scale of operations outside home country
    Talent requirements/primary competitors for talent

CAE INC. | 2018 | Management Proxy Circular 41

Section 7 (continued) Executive Compensation

During FY2018, with the assistance of PCI-Perreault, the CAE comparator group was updated to ensure all companies still meet the criteria outlined on the previous page. Thus, the following is the list of comparator companies adopted by the HRC for the FY2018 benchmarking exercise:

	Aerospace	Med. Devices	Indus. Controls	IT/Software	Training/Simul.	Constr./Engin.	Other Services
Canadian Group
BRP Inc.							●
Linamar Corp.							●
Maxar Technologies (formerly MDA)				●			●
Open Text				●
ShawCor Ltd				●			●
SNC-Lavalin Group Inc.						●
Stantec Inc.						●	●
WestJet Airlines Ltd.	●
US Group
AAR Corp.	●
AMETEK Inc.	●	●	●			●
Autodesk Inc.				●
Cadence Design Systems				●		●
Crane Co.	●		●	●			●
Cubic Corp.	●			●	●
Curtiss-Wright Corp	●		●
Esterline Technologies	●
Gartner Inc.				●
Hexcel Corporation	●		●			●
Moog Inc.	●	●	●
Rockwell Collins Inc.	●				●
Synopsys Inc.				●
Teledyne Technologies	●	●		●
TransDigm Group	●
Triumph Group	●					●
Varian Medical Systems		●
Woodward Inc.	●		●

CAE utilizes the compensation data from each of the Canadian and the U.S. group of comparator companies for benchmarking purposes. The Canadian and U.S. companies are weighted in aggregate equally and the compensation value between the two comparator groups is compared at par.

Comparator group financials

	Canadian Comparator Group		US Comparator Group		Combined Comparator Group
	Revenue [1]	Market Cap [1]	Revenue [1]	Market Cap [1]	Revenue [1]	Market Cap [1]
P25	$2,126M	$3,031M	$2,007M	$3,672M	$2,009M	$2,885M
Median	$4,337M	$4,163M	$2,551M	$6,930M	$2,636M	$5,847M
P75	$5,492M	$6,741M	$2,925M	$14,321M	$4,012M	$10,941M
CAE	$2,705M	$5,451M	$2,705M	$5,451M	$2,705M	$5,451M
CAE Position	P32	P66	P63	P35	P55	P44

1	Based on the most recent annual reports at the time of the benchmarking in FY2018.

42 CAE INC. | 2018 | Management Proxy Circular

Section 7 (continued) Executive Compensation

Compensation Policy and Objectives

CAE’s executive compensation program consists of five main elements: base salary, short-term incentive, long-term incentives (restricted share units, performance share units and stock options), pension, and perquisites and benefits. The table below illustrates CAE’s compensation policy. Total target compensation is positioned at the median of the comparator group but may result in paying up to the 75th percentile for superior performance.

Compensation Policy Summary

	Form	Plan Highlights	Plan Objectives	Policy
Base Salary	Cash	Fixed rate of pay Annual review	Provide a base of regular income to attract and retain qualified leaders Recognize scope and responsibilities of the position as well as the experience of the individual Reward individual performance	Set at the 50th percentile of the comparator group
Short-term (STIP) Incentive	Cash

  Annual award based on corporate and where appropriate, business unit metrics (75%) and personal objectives (KPIs) (25%) for the President and CEO and his direct reports

  As of FY2017, executives can elect to receive a portion of or their entire STIP payment in the form of Executive Deferred Share Units

  For other eligible employees, annual award based on corporate and business unit metrics multiplied by an individual performance multiplier

  Reward the achievement of the Company’s financial and operational objectives

  Reward the achievement of personal objectives aligned with an individual’s area of responsibility and role in realizing operational results

  Drive superior individual and corporate performance

Set at the 50th percentile of the comparator group but may result in paying up to the 75th percentile for superior performance
Long-term Incentive (LTIP)	Performance share units (50% weight) Stock options (30% weight) Restricted share units (20% weight)	LTIP value is awarded in different medium to long-term compensation vehicles with both time and performance vesting based on achievement of longer-term financial objectives	Align management’s interests with Shareholder value growth Reward the achievement of sustained market performance Recognize individual contribution and potential Attract and retain key talent	Set at the 50th percentile of the comparator group but may result in paying up to the 75th percentile for superior performance
Pension	Monthly pension in cash at retirement

  Defined Benefit Plan for executives representing 2% of average 5 best years of earnings (salary plus STIP), multiplied by pensionable service

  Supplementary Plan offered to the NEOs for pension rights exceeding limits for basic registered plans

			Support retention of key executives	Set at the 50th percentile of the comparator group
Perquisites and Other Benefits	Employee Stock Purchase Plan (“ESPP”) Perquisites

  ESPP: Employees and executives may purchase CAE Shares up to 18% of their base salary; CAE matches 50% of the employee contributions, up to a maximum of 3% of the employee’s annual base salary

  Perquisites: cash allowance to cover certain expenses, such as car, club membership and health spending account

			Provide executives with a share ownership building vehicle	Set to be market competitive

CAE INC. | 2018 | Management Proxy Circular 43

Section 7 (continued) Executive Compensation

The following illustrates the relative weight of each compensation policy element, at target:

President and CEO	Other NEOs’ Average

Base salaries

The base salaries of CAE’s executives are positioned at the median of the comparator group. While an executive’s salary is generally targeted at a specific range around the market median, such salary may vary depending on the individual’s performance and level of experience.

Base salaries are set to recognize the position’s scope and responsibilities, and individual experience and performance.

Base salaries are reviewed by the HRC annually, considering individual achievements, general performance, benchmark information and market conditions.

Annual short-term incentive program (STIP)

The STIP provides for an annual cash incentive for executives and management employees based on CAE’s consolidated performance and individual achievements (KPIs for the President and CEO and his direct reports). Group Presidents’ STIP awards are also based on their business unit’s performance.

The annual short-term incentive plan motivates the achievement of specific annual financial and operational results.

Financial targets and KPIs are established by the Board of Directors for the President and CEO at the beginning of each fiscal year; the same financial targets apply for the STIP globally.

As of FY2017, the weighting between CAE and business unit performance for Group Presidents was modified from 37.5% CAE / 37.5% business unit to 45% CAE / 30% business unit. This was done to put more emphasis on the CAE consolidated performance to support and enhance collaboration in delivering overall consolidated results.

Thus, the split between CAE consolidated corporate results, business unit results, and individual KPIs for executives in FY2018 was as follows:

	STIP Performance Measure Weighting
	Consolidated CAE	Business Unit
Position	Performance	Performance	Individual KPIs
President and CEO	75%	–	25%
Group Presidents	45%	30%	25%
Executives with corporate-wide responsibilities	75%	–	25%

44 CAE INC. | 2018 | Management Proxy Circular

Section 7 (continued) Executive Compensation

Financial and non-financial targets were specifically based on the four metrics detailed in the table below. In FY2018, the Order Intake replaced previously used Book-to-Sales measure as it was deemed a more accurate representation of the future operational growth and a more commonly used metric among CAE peers.

CAE LEVEL	BUSINESS UNIT LEVEL
Earnings per Share (“EPS”) [1]	Segment Operating Income (“SOI”) [2]
Order Intake [3]	Order Intake [3]
Return on Capital Employed (“ROCE”) [4]	Cash Flow Measure
Customer Satisfaction	Customer Satisfaction

The combination of financial and customer satisfaction metrics at the corporate and business unit levels ensures all executives are accountable for CAE executing on its vision of being the “Training Partner of Choice”.

The respective weighting of each individual metric is as follows:

Why EPS 1?
Intended to keep management focused on earnings per share achievement. In the case of business unit targets, Segment Operating Income replaces EPS for profitability measurement, focusing the business unit Group Presidents on the achievement of results directly under their span of control.

Why Order Intake 3?
Demonstrates the level of growth in sales for the Company’s products and services, thus is a representation of the future operational growth.

Why ROCE 4?
ROCE is a measure that is used to quantify the value that is generated by our assets. It demonstrates the profitability that is generated by the investments made by the Company, such as CAPEX, R&D, etc. At the business unit level, ROCE is replaced with cashflow to ensure the business unit Group Presidents focus on measures directly under their control, specifically the amount of cash generated and invested in their unit.

Why Customer Satisfaction?
Supports CAE’s “Training Partner of Choice” value proposition as it is critical in ensuring sustained and continued business with CAE’s clients, thus further strengthening the Company’s market leader position for the future.

KPIs for the President and CEO and his direct reports are quantitative and qualitative performance targets set for the reporting business units as well as for the corporate functions. These relate to, among others, quality measures, customer experience, operational efficiency, technology enhancements, risk management, and leadership development and employee engagement.

Short-term incentives are paid in the form of cash bonuses based on a percentage of salary that varies depending on the level of responsibility. Actual STIP awards can reach up to two times target levels depending upon the achievement of the previously noted performance metrics and personal objectives. The STIP payments for the President and CEO’s direct reports are approved by the HRC, and by the Board in the case of the President and CEO, following a review at year-end that considers overall corporate and individual performance and other factors. Effective FY2017, Canadian and US-based executives can elect to

1	EPS from continuing operations represents net earnings of the Company divided by the number of fully diluted Shares.
2	Segment Operating Income represents operating profit for each business unit.
3	Order Intake represents the expected value of orders received.
4	ROCE represents the ratio over a rolling four-quarter period of net income attributable to equity holders of the Company excluding net finance expenses, after tax, divided by the average capital employed.
The metrics noted above are GAAP and non-GAAP financial measures and their definitions are provided in the Company’s FY2018 Management Discussion & Analysis.

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Section 7 (continued) Executive Compensation

defer a portion of, or their entire STIP payment to the Executive Deferred Share Unit Plan. Such deferred amount is converted to a DSU that is equal in value to one Common Share of CAE (see details under “Executive Deferred Share Unit Plan”).

The table below outlines target and maximum short-term incentive levels by position:

	STIP Range as % of Base Salary
Position	Target	Maximum
President and CEO	100%	200%
Group Presidents and Vice President, Finance and CFO	65%	130%
Vice-Presidents reporting to President and CEO	45%	90%

In accordance with the STIP terms, the overall corporate performance multiplier is capped at 100% if the EPS result does not meet the target approved by the Board of Directors.

Change in STIP design for FY2019

Starting in FY2019, STIP for all NEOs will be based 100% on overall CAE results to reinforce collaboration across all regions and business units. The focus on business results will remain important and will be reflected through the individual STIP multiplier for the business unit Group Presidents.

Long-term incentive plan (LTIP)

The LTIP is designed to reward executives for their contribution to the creation of Shareholder value. These awards are considered annually as part of the total compensation review. The value of the LTIP varies by the level of responsibility and is awarded within the range detailed below, based on each executive’s performance as assessed by the HRC and the Board.

CAE’s long-term incentive plan aligns management’s interests with Share price growth and related Shareholder value creation, and rewards sustained market performance.

	LTIP Range as % of Base Salary
Position	Minimum	Maximum
President and CEO	250%	350%
Group Presidents and Vice President, Finance and CFO	100%	250%
Vice-Presidents reporting to President and CEO	40%	150%

For FY2018, CAE’s LTIP was comprised of performance share units (“PSUs”), stock options and restricted share units (“RSUs”). All NEOs were eligible for an annual grant under each of these plans, and awards were allocated as follows:

Stock Options

The purpose of the Employee Stock Option Plan (“ESOP”) is to provide key employees of CAE with an opportunity to purchase Common Shares and to benefit from the related Share price appreciation, thus aligning closely the interests of such employees with those of our Shareholders, and to increase the ability of CAE to attract and retain individuals with exceptional skills. The ESOP was amended on June 15, 2016 and approved by Shareholders at the 2016 Annual and Special Shareholder Meeting on August 10, 2016.

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Following the Shareholder approval of an additional 10,000,000 Shares under the ESOP at the 2016 Annual and Special Shareholder Meeting on August 10, 2016, the ESOP provides for the issuance of a maximum of 16,381,839 Common Shares upon exercise of options granted under the plan. The total number of Shares available under the ESOP represents approximately 6% of CAE’s issued and outstanding Shares.

The HRC establishes rules and guidelines for the administration of the ESOP, selects the employees to whom awards are granted, determines the types of awards to be granted and the number of Shares covered by such awards, sets the terms and conditions of such awards and cancels, suspends and amends awards. The HRC has the sole discretion to make determinations under, and to interpret, the ESOP.

The number of options issued to each NEO under the ESOP varies as a percentage of the executive’s base salary divided by the fair value of an option at that time, which is determined by applying the Black-Scholes option-pricing valuation methodology. The number of outstanding options, as well as the other LTIP elements are considered by the HRC in determining how many new options may be granted in a fiscal year. During FY2018, stock options were granted to the NEOs and other key employees of CAE and its subsidiaries. CAE’s burn rate (the ratio of options granted vs CAE’s issued and outstanding Shares) was 0.76% in FY2018.

The plan permits stock option grants having a term of up to ten years (should the expiry date for an option fall within a black out period or within nine business days following the expiration of a black out period, such expiry date shall be automatically extended to that date which is the tenth business day after the end of the blackout period). However, options issued as of FY2012 have a term of seven years. In prior years, the option term was six years. Vesting is incremental in 25% tranches, starting on the first anniversary date of the grant.

  Option term for all options granted effective FY2012: 7 years
  Vesting: 25% per year starting on the first anniversary of the grant date
  FY2018 burn rate (ratio of granted options during the year versus issued and outstanding shares): 0.76%

The ESOP permits, at the discretion of the HRC, the surrender and cancellation without re-issue of an in-the-money option for cash equal to the fair market value of the Share underlying the option less the option exercise price, in lieu of the Share itself (the fair market value of a Share shall be the closing price of a Share on the TSX on the trading day on which the election described above is made).

The ESOP includes the following provisions:

Eligibility	Any salaried employee of CAE or its subsidiaries is eligible to participate in the ESOP. The ESOP does not permit grants to non-employee Directors. Subject to ESOP provisions related to employee death, retirement, or termination without cause, no option granted under ESOP may be exercised unless that employee wishing to exercise such option is currently employed by CAE or one of CAE’s subsidiaries and has served continuously in such capacity since the date of the grant of such option. The ESOP does not contain any financial assistance provisions to facilitate employees’ participation in the program.
Limitations on Grants	An ESOP participant (which may include an employee management insider of CAE) may not hold options on more than 5% (on an undiluted basis) of the issued and outstanding Common Shares. The number of Common Shares issuable to insiders of CAE at any time under all security-based compensation arrangements cannot exceed 10% of the issued and outstanding Common Shares. The number of Common Shares issued to insiders of the Company within any one-year period under all security-based compensation arrangements cannot exceed 10% of the Company’s issued and outstanding Shares.

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Section 7 (continued) Executive Compensation

Exercise Price	The weighted average price of the Common Shares on the TSX on the five trading days immediately preceding the grant date (if the grant date falls within a black out period or within five trading days following the end of a black out period, the grant date shall be presumed to be the sixth trading day following the end of such black-out period).
Termination of Employment	Death: options may be exercised to the extent that the optionee was entitled to do so at the time of death. The options can be exercised only during the period expiring on the day that is earlier of (x) six months following the date of death and (y) the option termination date.

Retirement: all unvested options shall continue to vest following the retirement date. Such retired optionee shall be entitled, (a) to exercise any vested options held as of the retirement date until the termination date for each such option; and (b) to exercise any options vesting after the retirement date only during the 30-day period following the vesting date of the post retirement vesting options, after which any such options which remain unexercised shall expire.

Involuntary termination for cause: each unvested option shall terminate and become null, void and of no effect on the date on which the optionees ceases to serve the Company.

Involuntary termination without cause and resignation: the optionee has the right for a period of 30 days (or until the normal expiry date of the option if earlier) from the date of ceasing to be an employee to exercise his or her option to the extent that he/she was entitled to exercise it on the date of ceasing to be an employee. Upon the expiration of such 30-day period (subject to extension if the end of the period falls within a black out period), each option shall terminate and become null, void and of no effect on the date on which such optionee ceases to serve the Company.

Transferability/ Assignment of Options	Options are not transferable or assignable otherwise than by will or by operation of estate law.
Financial Assistance	The ESOP does not contain any financial assistance provisions to facilitate employees’ participation in the program.
Amendments	The ESOP provides that its terms, as well as those of any option, may be amended, terminated or waived in certain stated circumstances. The ESOP specifies in what situations Shareholder approval is required.

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Section 7 (continued) Executive Compensationn

Amendments not Requiring Shareholder Approval	The HRC has the authority, in accordance with and subject to the terms of the ESOP, to amend, suspend or terminate the ESOP or any option granted under the ESOP without obtaining Shareholder approval to:

(a) (i) amend any terms relating to the granting or exercise of options, including the terms relating to the eligibility for (other than for non-executive Directors) and limitations or conditions on participation in the ESOP, the amount and payment of the option price (other than a reduction thereof) or the vesting, exercise, expiry (other than an extension of the termination date except as contemplated in the ESOP), assignment (other than for financing or derivative-type transaction purposes) and adjustment of options, or (ii) add or amend any terms relating to any cashless exercise features;

(b) amend the ESOP to permit the granting of deferred or restricted share units under the ESOP or to add or amend any other provisions which result in participants receiving securities of the Company while no cash consideration is received by the Company;

(c) make changes that are necessary or desirable to comply with applicable laws, rules or regulations of any regulatory authorities having jurisdiction or any applicable stock exchange;

(d) correct or rectify any ambiguity, defective provision, error or omission in the ESOP or in any option or make amendments of a “housekeeping” nature;

(e) amend any terms relating to the administration of the ESOP; and

(f) make any other amendment that does not require Shareholder approval by virtue of the ESOP, applicable laws or relevant stock exchange or regulatory requirements;

provided such amendment, suspension or termination (i) does not adversely alter or impair any previously granted option without the optionee’s consent and (ii) is made in compliance with applicable laws, rules, regulations, by-laws and policies of, and receipt of any required approvals from, any applicable stock exchange or regulatory authorities having jurisdiction.

Amendments Requiring Shareholder Approval	The ESOP provides that Shareholder approval is required to make the following amendments:

(a) increase the maximum number of Shares issuable under the ESOP, except in the case of an adjustment pursuant to Article VIII thereof;

(b) increase the number of Shares that may be issued to insiders or to any one optionee under the ESOP, in both cases except in the case of an adjustment pursuant to Article VIII thereof;

(c) allow non-employee Directors to be eligible for awards of options;

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Section 7 (continued) Executive Compensation

Amendments Requiring Shareholder Approval (continued)	(d) permit any option granted under the ESOP to be transferable or assignable other than by will or pursuant to succession laws (estate settlements);

(e) reduce the exercise price of an option after the option has been granted or cancel any option and substitute such option by a new option with a reduced exercise price granted to the same optionee, except in the case of an adjustment pursuant to Article VIII of the ESOP;

(f) extend the term of an option beyond the original expiry date, except in case of an extension due to a black out period;

(g) add a cashless exercise feature payable in cash or Shares, which does not provide for a full deduction of the number of underlying Shares from the ESOP reserve;

(h) add any form of or amendment to financial assistance provisions in the ESOP which is more favourable to optionees; and

(i) amend any provisions to the amendment provisions of the ESOP.

Change of Control	Change in the beneficial ownership or control over the majority of the Shares of CAE or the sale of all or substantially all of CAE’s assets. In such circumstance, the vesting of all options issued would be accelerated.
Adjustments	If certain corporate events affect the number or type of outstanding Common Shares, including, for example, a dividend in stock, stock split, stock consolidation or rights offering, adjustments will be made to the terms of the outstanding option grants as appropriate in such circumstances.

A copy of the ESOP can be accessed on CAE’s website at www.cae.com, on SEDAR at www.sedar.com, or on EDGAR at www.sec.gov.

Equity compensation plan information

	Number of Securities to be Issued Upon Exercise of Outstanding Options	Percentage of CAE’s Outstanding Share Capital Represented By Such Securities	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in 1st Column)	Percentage of CAE’s Outstanding Share Capital Represented By Such Securities
Employee Stock Option Plan	6,155,525	2.30%	$17.31	8,522,189	3.18%

The above chart is based on March 31, 2018 information. As of that date, the weighted average remaining contractual life for the outstanding options was 4.81 years. CAE’s only equity compensation plan is its Shareholder-approved ESOP.

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Section 7 (continued) Executive Compensation

The following table details the annual burn rate for the last three fiscal years ended March 31:

	2018	2017	2016
Annual burn rate	0.76%	0.77%	0.65%

This burn rate indicates the number of Stock Options granted in each year as a percentage of the weighted average number of securities outstanding in the applicable fiscal year. CAE monitors its long-term dilution by limiting the equity compensation to reasonable awards under the ESOP.

Performance Share Unit Plan

In FY2015, CAE adopted a Performance Share Unit Plan (“PSUP”) for executives and senior management of CAE and its subsidiaries. The PSUP helps ensure that executives’ long-term incentive compensation includes an element directly tied to the achievement of the CAE strategic plan.

The determination of the number of PSUs to be granted to a participant is made by dividing the dollar value of the PSU grant (a percentage of the participant’s base salary) by the weighted average market price of the Common Shares on the TSX on the five trading days preceding the date of grant (if the grant date falls within a black out period or within five trading days following the end of a black out period, the date of grant shall be presumed to be the sixth trading day following the end of such black-out period).

  PSUP directly ties CAE executives to the achievement of the CAE strategic plan.
  PSU is equal in value to one Common Share of CAE.
  PSUP is non-dilutive as all vested PSUs are paid out in cash.
  Vesting: 3-year cliff subject to the achievement of set performance criteria and the participant’s continued employment with CAE.
  FY2018 performance condition: EPS targets as set in the 3-year strategic plan approved by the Board of Directors.
  Maximum payout multiplier set at 200%.

A PSU is equal in value to one Common Share of CAE. PSUs vest three years from the grant date, provided the participant is still employed by the Company on the vesting date. Further, FY2015 and FY2016 PSU grant vesting is subject to the EPS achievement compared to target for the fiscal year ended on March 31st immediately preceding the grant vesting date.

Starting FY2017, the EPS achievement is determined each year and a final PSU payout multiplier is applied as follows:

However, the final payout is only issued at the end of three years, provided the participant is still employed by the Company on the third anniversary of the grant date. This change was introduced to promote continuous improvement in our performance against the strategic plan and to improve the retention value of the plan.

EPS targets are determined on the basis on the strategic plan approved by the Board of Directors.

Based on the EPS result and the EPS payout grid approved by the HRC in respect of the original grant, the target rate of granted units is multiplied by a factor ranging from 0% to 200%. PSUP participants are entitled to receive their vested PSUs at the average fair market value of the Common Shares on the TSX for the 20 trading days preceding the final vesting date of the grant.

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Section 7 (continued) Executive Compensation

The PSUP is an unfunded plan and non-dilutive as all vested PSUs are paid out in cash. Therefore, no disclosure of the annual burn rate is provided. For details concerning the treatment of PSUs following the executive termination, resignation, retirement and change of control, please refer to Section 7 – “Executive Compensation – Termination and Change of Control Benefits”.

Restricted Share Unit Plan

In FY2015, CAE adopted a time-based Restricted Share Unit Plan (“RSUP”) for executives and senior management of CAE and its subsidiaries. The determination of the number of RSUs to be granted to a participant is made by dividing the dollar value of the RSU grant (a percentage of the participant’s base salary) by the weighted average market price of the Common Shares on the TSX on the five trading days preceding the date of grant (if the grant date falls within a black out period or within five trading days following the end of a black out period, the date of grant shall be presumed to be the sixth trading day following the end of such black-out period).

RSU is equal in value to one Common Share of CAE. RSUP is non-dilutive as all vested RSUs are paid out in cash. Vesting: 3-year cliff subject to the participant’s continued employment with CAE.

The RSU is equal in value to one Common Share of CAE. RSUs are granted for a three-year period and vest on the third anniversary of the grant based on the participant’s continued employment with CAE until that time. RSUP participants are entitled to receive their vested RSUs at the average fair market value of the Common Shares on the TSX for the 20 trading days preceding the final vesting date of the grant.

The RSUP is an unfunded plan and non-dilutive as all vested RSUs are paid out in cash. Therefore, no disclosure of the annual burn rate is provided. For details concerning the treatment of RSUs following the executive termination, resignation, retirement and change of control, please refer to Section 7 – “Executive Compensation – Termination and Change of Control Benefits”.

Executive Deferred Share Unit Plan

In FY2017, CAE adopted an Executive Deferred Share Unit Plan (“Executive DSUP”). The purpose of the plan is to attract and retain talented individuals to serve as officers and executives of the Company and to help them build their share ownership in CAE, thus promoting a greater alignment of interests between the executives and the Shareholders of the Company.

Under the Executive DSUP, Canadian and US-based executives can elect to defer a portion of or their entire short-term incentive payment to the Executive DSUP on an annual basis. Such deferred short-term incentive amount is converted to a DSU based on the volume weighted average price of the Common Shares on the TSX during the last five trading days prior to the date on which such incentive compensation becomes payable to the executive. If the five-trading-day period falls within a black-out period, then the volume weighted average price is calculated based on the five-trading day period following the end of such black-out period.

  Executive DSUP helps our executives build their share ownership in CAE.
  Allows for elective deferral of STIP to DSUs.
  DSU is equal in value to one Common Share of CAE.
  DSUs are only payable when the executive leaves CAE.
  Executive DSUP is non-dilutive as all DSUs are paid out in cash.

A DSU is equal in value to one Common Share of CAE. The DSUs accrue dividend equivalents payable in additional units in an amount equal to dividends paid on Common Shares. The DSUs are only payable when the executive leaves the Company. Upon or within a defined period following the termination of

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Section 7 (continued) Executive Compensation

their employment, DSU holders are entitled to receive a lump sum cash payment equal to the number of DSUs credited to his or her account as of that date multiplied by the volume weighted average price of the Common Shares on the TSX during the last five trading days prior to the settlement date.

Inactive Equity-Based Plans with Legacy Participants

Some NEOs have outstanding participation in the following long-term incentive plans, which are no longer active (no further awards are made under the plans) but have yet to be fully paid out.

Fiscal 2005 Deferred Share Unit Plan

CAE adopted a Long-Term Incentive Deferred Share Unit Plan (“LTUP”) in FY2005 that, as amended from time to time, applies to all grants made thereafter.

Deferred Share Units (“LTUs”) vest in 20% increments over five years, commencing one year after the grant date. LTUs accrue dividend equivalents payable in additional units in amounts equal to dividends paid on Common Shares. LTUs are only redeemable in cash, following the unit holder’s retirement or termination of employment. No LTUs have been granted by CAE after FY2014.

Fiscal 2004 Deferred Share Unit Plan

In FY2004, CAE adopted a Long-Term Incentive Deferred Share Unit Plan (“FY2004 LTUP”) for executives of CAE and its subsidiaries to partially replace the grant of options under CAE’s ESOP. No FY2004 Long-Term Incentive Deferred Share Units (“FY2004 LTUs”) have been granted by CAE since FY2004. All FY2004 LTUs are fully vested for remaining plan participants. FY2004 LTUs accrue dividend equivalents payable in additional units in amounts equal to dividends paid on Common Shares. FY2004 LTUs are only redeemable in cash, following the unit holder’s retirement or termination of employment.

Deferral of cash incentives

CAE had a Deferred Share Unit Plan (“legacy DSUP”) for executives under which an executive elected to receive cash incentive compensation in the form of Deferred Share Units (“legacy DSUs”). A legacy DSU is equal in value to one Common Share of CAE. The units were issued based on the average closing board lot sale price per Share of Common Shares on the TSX during the last 10 days on which such Shares traded prior to the date of issue. The legacy DSUs accrue dividend equivalents payable in additional units in an amount equal to dividends paid on Common Shares. Upon or within a defined period following termination of their employment, legacy DSU holders are entitled to receive the fair market value of the equivalent number of Common Shares based on the average closing board lot sale price per Share of Common Shares on the TSX during the last 10 days on which such Shares traded prior to the settlement date.

Pension, Benefits and Perquisites

Pension Benefits

Eligible employees participate in the Retirement Plan for Employees of CAE Inc. and Associated Companies. Executives at a vice president level and higher participate in the Pension Plan for Designated Executive Employees of CAE Inc. and Associated Companies (the “Designated Pension Plan”), and in the Supplementary Pension Plan of CAE Inc. and Associated Companies (the “Supplementary Pension Plan”). The Designated Pension Plan is a defined benefit plan to which CAE and participants contribute.

  Promote long-term employment with the Company.
  Pensions payable under the Supplementary Pension Plan are conditional upon compliance with non-competition and non-solicitation clauses.
  No extra years of service are generally granted under the pension plans.

Pensions payable under the Supplementary Pension Plan are paid directly by CAE. See Section 7 – “Executive Compensation – Pension Arrangements” for details about the value of the accrued benefit to each of the NEOs. Except as discussed in “Change in Control Contracts” below, CAE does not grant extra years of credited service under its pension plans. Receipt of pension benefits under the Supplementary Pension Plan is conditional upon compliance with non-competition and non-solicitation clauses.

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Section 7 (continued) Executive Compensation

Employee Stock Purchase Plan

Under the CAE Employee Stock Purchase Plan, employees may make contributions towards the purchase of Common Shares of up to 18% of their annual base salary. Under the plan, CAE contributes $1 for every $2 of employee contributions, to a maximum contribution of 3% of the participant’s annual base salary.

Provide employees with a share ownership building vehicle and a savings vehicle beyond the pension plan.

Change in control contracts

Three out of five NEOs are entitled to termination of employment benefits following a change of control of CAE where the executive’s employment is terminated without cause within two years following the change of control. This is to safeguard the Company’s normal course of business in case of change of control. See Section 7 – “Executive Compensation – Termination and Change of Control Benefits” for a summary of the impact of various events on the different compensation programs for the NEOs and details about the approximate incremental value that could be realized by a NEO following termination or a change of control event.

Perquisites

Flexible perquisites give executives a cash allowance to cover certain expenses such as vehicle expenses, club memberships, personal legal and tax advice, and a health care spending account. Such allowance is typical for senior executive positions and is capped at predetermined levels by position.

Executive Share Ownership Requirements

Under CAE’s Share Ownership Guidelines Policy, each executive is expected to own a minimum number of Common Shares and units under the DSUP and LTUP. The value of the required holding in Common Shares and units under the DSUP and LTUP represents:

Executives	% of Base Salary
President and CEO	500%
Group Presidents and Vice President, Finance and CFO	250%
Other executives reporting directly to CEO	200%

The required holding may be acquired over a five-year period from the date of hire or promotion to the executive position. Following the adoption of the RSUP in FY2015, the HRC decided to include 50% of the RSUs granted when calculating the share ownership requirement as the executives are required to buy Common Shares with after-tax proceeds from the RSUs vested until they reach their minimum ownership requirements. Since February 2014, the share ownership requirements are to be tested monthly until the requirement is met. At the time the required share ownership value is reached, the minimum number of Shares/units to be held by the executive is locked-in and the executive is required to hold at least this number of Shares/units until retirement or termination of employment.

In addition, for each option exercise, the President and CEO has agreed to, and the Group Presidents and Vice President, Finance and CFO must retain ownership or control over CAE Shares equivalent in value to 25% of the net profit realized on such option exercise for the duration of their employment with CAE. This policy encourages all key executives to hold a meaningful ownership interest in CAE to further align their interests with those of our Shareholders.

  Share ownership requirements must be achieved within 5 years from hire or promotion to executive position.
  Only Common Shares, DSUs and 50% of RSUs are included.
  President and CEO, Vice President and CFO, and Group Presidents retain 25% of the net profit realized from option exercise in CAE
  Shares for the duration of their employment at CAE.

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Section 7 (continued) Executive Compensation

As of March 31, 2018, three NEOs held CAE Shares and units under the DSUP, LTUP and RSUP valued in excess of the ownership guidelines. The table below sets forth the minimum number of Shares/units to be held by the NEOs who have already met the requirement, the required value in dollars to meet the ownership guidelines and the actual value held as a percent of the annual base salary.

NEO	Share Ownership Requirement as Percent of Salary (%)	Ownership Status	Target Date	Number of Shares/ Units to be Held Once Requirement Met (#)	Value Required to Meet Guidelines [1] ($)	% Completion to Meet Share Ownership Guidelines (%)	Value Held in Shares/ Units [2] ($)	Value of Shares/ Units Held as Percent of Salary [3] (%)
Marc Parent	500	Already Met	N/A	286,858	4,300,000	100	13,159,429	1,360
Sonya Branco [4]	250	In progress	May 2021	40,073 [6]	934,500	71	665,040	178
Gene Colabatistto	250	Already met	N/A	73,302	1,100,250	100	2,479,242	404
Nick Leontidis	250	Already Met	N/A	65,044	975,000	100	6,486,831	1,429
Mark Hounsell [5]	200	In progress	Feb. 2021	34,460 [6]	803,600	70	559,400	139

1	If the requirement is already met, the value that was required at the later of: February 2014 (the date at which Share ownership started to be tested monthly) or the time the NEO met the ownership requirements. For Ms. Branco and Mr. Hounsell, the number represents the required Share ownership as a percentage of their base salary as of March 31, 2018. Ms. Branco has elected to receive a portion of her FY2017 and FY2018 STIP in DSUs under the Executive DSUP.
2	Calculated based on the number of Shares, DSUs, LTUs, and 50% of RSUs held as of March 31, 2018 and the average closing Share price during five trading days preceding March 31, 2018 ($23.32) in accordance with the Share Ownership Guidelines Policy.
3	Calculated based on the annual base salary as of March 31, 2018. For Mr. Colabatistto, the base salary was converted to Canadian dollars using March 29, 2018 exchange rate of $1.29.
4	Ms. Branco was promoted to the position of Vice President, Finance and CFO as of May 23, 2016.
5	Mr. Hounsell was hired as General Counsel, Chief Compliance officer and Corporate Secretary as of February 1, 2016.
6	The numbers disclosed for Ms. Branco and Mr. Hounsell are based on an average closing Share price during five trading days preceding March 31, 2018 ($23.32) in accordance with the Share Ownership Guidelines Policy. As such, the actual number of Shares to be held will be determined at the time when the Share ownership requirement is met.

The following table details the total value of all accumulated Common Shares, LTUs and RSUs of the President and CEO as of March 31, 2018. The table excludes PSUs and stock options as their ultimate value is uncertain.

Equity Instrument	Number of Units [1] (#)	Total Value [2] ($)
Common Shares	244,111	5,853,782
FY2004 LTUs	41,719	1,000,422
LTUs	225,273	5,402,047
RSUs [3]	106,390	2,551,232
Total	617,493	14,807,483

1	Represents the number of all Common Shares, LTUs and RSUs held as of March 31, 2018.
2	The total value disclosed is calculated by multiplying the number of Shares/units by the closing price of the Common Shares on the TSX on March 29, 2018, which was $23.98.
3	RSUs are subject to a time-vesting condition, specifically vesting 3 years from the grant date.

Risk Mitigation

The HRC and the Board of CAE believe that executive compensation should be contingent on performance relative to pre-established targets and objectives. Also, management must achieve targets and objectives in a manner consistent with legal standards, as well as CAE’s ethical standards and internal policies. The HRC and the Board regularly review the Company’s compensation policies and practices to ensure that they do not encourage inappropriate risk-taking.

There are numerous risk management practices in place to ensure CAE compensation programs do not encourage inappropriate short-term risk-taking behaviours, but rather focus on long-term Shareholder value creation.

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Section 7 (continued) Executive Compensation

The HRC conducts an annual compensation risk assessment with the assistance of its independent compensation consultant Hugessen to identify potential risks associated with CAE’s compensation programs, practices and policies. In FY2018, the assessment concluded that the risks associated with the compensation programs are reasonably unlikely to have a material adverse effect on the Company.

The following characteristics of our compensation program in FY2018 were identified as having risk-mitigating effects:

  Our mix of short, medium and longer-term compensation encourages CAE executives to take a balanced view and mitigates against excessive risk-taking or overly conservative behaviour.
  Our emphasis on long-term performance: at target, only 19% to 20% of a NEO’s target total direct compensation is tied to short-term results (annual short term incentive award), while 49% to 60% is tied to long-term incentives (PSUs, options and RSUs). For the purpose of this paragraph, target total direct compensation is defined as the sum of base salary, target STIP and target LTIP.
  Our cap on NEO annual short-term incentive awards is directly linked to, and determined by, overall corporate financial performance (as measured by the STIP financial targets) and individual performance, so the NEO cannot reap an excessive reward based only on his/her own performance against financial or other targets.
  Threshold level of corporate performance and a cap on annual incentive awards provide that the annual short-term incentive award payout can be zero, if minimum threshold levels of corporate, business unit and individual performance are not met, and is capped at 200% where corporate, business unit and individual performance objectives are exceeded, to prevent excessive payouts and to act as a disincentive against excessive risk-taking. Specifically, for the annual short-term incentive award, the corporate performance multiplier is capped at 100% if the EPS target is not met.
  Our clawback policy for executives provides that CAE may seek repayment of incentive compensation for years in which financial results are restated as a result of the executive’s fraudulent or intentional misconduct or in the event of the executive misconduct constituting cause for dismissal (such as, but not limited to, a breach of the CAE Code of Business Conduct or a breach of employment duties or obligations to the Company), or following a breach by the executive of his/her post-employment duties and obligations to the Company.
  Our anti-hedging policy prohibits executives from purchasing or otherwise entering into financial instruments, including prepaid variable forward contracts, instruments for the short sale or sale of call or put options, equity swaps, collars, or units of exchangeable funds designed to hedge or offset a decrease in the market value of any CAE securities, including but not limited to DSUs they hold.
  The President and CEO has agreed to, and the Vice President, Finance and CFO, and the Group Presidents must retain ownership or control over CAE Shares equivalent in value to 25% of the net profits from any option exercise until their retirement or termination. This reduces the risk of short-term maneuvers designed to temporarily lift the CAE Share price to the detriment of sustainable long-term results.
  CAE’s Corporate Policies and Procedures preclude individual executives from acting unilaterally without approval in the case of material transactions identified in those policies.
  Our Share Ownership Guidelines Policy for the NEOs to own multiples of their annual base salary in CAE Shares (see Section 7 – “Executive Compensation – Executive Share Ownership Requirements” above for details) discourages excessive short-term risk-taking given the executives’ exposure to the longer-term CAE Share price movements through both their direct ownership and the LTIP elements they hold.
  Optional deferral of the annual short-term incentive to the Executive DSUP further aligns the executives with the long-term interests of our Shareholders through additional exposure to the long-term CAE Share price movements.
  Use of external compensation consultants ensures that the HRC gets an independent opinion on our executive compensation programs to validate the plans’ alignment with our pay-for-performance philosophy and market best practices.

56 CAE INC. | 2018 | Management Proxy Circular

Section 7 (continued) Executive Compensation

After considering the overall compensation program and taking into account both its knowledge of the past performance of the CAE management team and the nature of CAE’s various businesses, the HRC is not aware of any risks arising from the CAE’s compensation policies and practices that would be reasonably likely to have a material adverse effect on CAE.

Determination of the NEOs’ Compensation in FY2018

Base salary
The salaries of the President and CEO and other NEOs are determined in accordance with CAE’s compensation philosophy and policy, and are reviewed and approved, in the case of the President and CEO, annually by the independent members of the Board of Directors. The HRC reviews benchmark data to ensure that the President and CEO’s and his direct reports’ total direct compensation (base salary, short-term and long-term incentives) is in line with CAE’s compensation philosophy.

Short-Term Incentive Plan – Corporate and individual performance
75% of short-term incentive awards for the President and CEO and other NEOs with corporate-wide responsibilities was based on the achievement of corporate performance metrics, namely EPS, Order Intake, ROCE and Customer Satisfaction, as detailed under Section 7 – “Executive Compensation – Annual Short-Term Incentive Program”. As for Group Presidents, 45% of their short-term incentive awards was based on the achievement of corporate performance metrics as described above, and 30% on their respective business unit performance metrics, which were the same as the corporate performance metrics, except for EPS being replaced by Segment Operating Income and ROCE by cash flow before financing. Having every NEO’s annual incentive evaluated on the same performance metrics reinforces the team work amongst our executive team and motivates them to achieve widespread success for the whole organization.

The table below illustrates the respective weights given to each FY2018 CAE corporate performance metric, as well as the actual results and related payout levels.

	Weighting	Threshold	Target	Maximum	Achieved	Payout Level
STIP Payout		0%	100%	200%
Earnings per Share [1]	50%	$0.92	$1.05	$1.18	$1.13 [2]	73%
Order Intake	20%	$2,645M	$3,006M	$3,366M	$3,855M	40%
Return on Capital (ROCE)	20%	10.32%	11.46%	12.60%	12.80% [2]	40%
Customer Satisfaction	10%	Various Customer Satisfaction Indices				14%
Weighted Average STIP Payout						167%

1	If the EPS target is not met, the corporate performance multiplier is capped at 100%.
2	Adjusted for certain elements as per plan provisions.

The business unit performance metrics for the Group Presidents consisted of stretch targets with respect to Segment Operating Income, Order Intake, Cash Flow before Financing and Customer Satisfaction. Actual targets are not disclosed given the sensitive competitive nature of this information.

The Civil business unit exceeded three of the four targets with the remaining one being met at target, resulting in a 154% payout level. The Defence business unit exceeded three of five targets, with the remaining two being below the target, resulting in a 107% payout level.

The remaining 25% of the NEOs’ annual incentive is awarded based on them achieving their business unit or function pre-determined individual objectives. As with other performance measures, such achievement is translated into an individual multiplier that ranges from 0% to 200%. For FY2018, the individual performance multiplier for the President and CEO was 200% while the average multiplier for other NEOs was 185%. The HRC determined the President and CEO’s individual performance multiplier and reviewed and approved the President and CEO’s recommendations on the individual performance multiplier for his direct reports following a detailed discussion about corporate and individual performance (described in detail in the next section).

CAE INC. | 2018 | Management Proxy Circular 57

Section 7 (continued) Executive Compensation

The table below sets out the STIP targets, maximums and actual payout levels for the NEOs earned for FY2018, expressed as a percentage of base salary:

Position	Target	Max	Actual Payout Level
President and CEO	100%	200%	175%
Vice President, Finance and CFO	65%	130%	111%
Group President, Defence & Security	65%	130%	99%
Group President, Civil Aviation Training Solutions	65%	130%	111%
General Counsel, Chief Compliance Officer and Corporate Secretary	45%	90%	77%

Long-Term Incentive Plan

FY2018 LTIP Grants

The table below sets out the LTIP ranges and actual awards to the NEOs granted for FY2018, expressed as a percentage of salary.

	LTIP Range
Position	Minimum	Max	Actual Grant
President and CEO	250%	350%	350%
Vice President, Finance and CFO	100%	250%	180%
Group President, Defence & Security	100%	250%	220%
Group President, Civil Aviation Training Solutions	100%	250%	250%
General Counsel, Chief Compliance Officer and Corporate Secretary	40%	150%	130%

FY2015 PSU Payouts

The vesting of the PSUs granted in FY2015 was tied to the performance of CAE EPS compared to predetermined target at the end of FY2017. As per the terms of the FY2015 PSUP, the HRC reviewed CAE’s EPS performance for the fiscal year ended March 31, 2017 and approved the following results for performance share units granted in FY2015:

	Threshold	Target	Maximum	Achieved	Payout Level
PSU Payout	0%	100%	200%
EPS FY2017	$0.79	$0.89	$0.99	$0.99 [1]
PSU Payout					200%

1	Adjusted for certain elements as per plan provisions

The PSUs were paid out in FY2018, in May 2017. The final cash payout was based on a share price of $21.29, the average fair market value of the Common Shares on the TSX for the 20 trading days preceding the final vesting date of the grant, which was May 21, 2017. The actual amounts paid to each eligible NEO in FY2018 are disclosed in the table “Incentive Plan Awards – Value Vested or Earned During the Year”.

58 CAE INC. | 2018 | Management Proxy Circular

Section 7 (continued) Executive Compensation

President and CEO – FY2018 Accomplishments

Main targets and objectives for FY2018 and related results of Marc Parent, the President and CEO, are set out below:

1. Strategic priority: Grow
  Exceeded the planned EPS performance.
  Delivered annual revenue of $2.8 billion, an increase of 5% from FY2017.
  Achieved strong Order Intake, at $3.9B, resulting in a Book-to-Sales ratio of 1.36.
  Continued strong utilization of the Civil training network.
  Continued strong cash generation, with a cash conversion ratio of 97% [1].
  Two major Training Systems Integrator (TSI) contract wins in Defence business.
  Successfully executed partnership agreements with two airlines and one non-airline customer.
  Purchased interest in our Asian joint venture from AirAsia, with an execution of an exclusive long-term contract.
  Successful development and commercialization of NextGen (CAE Rise) training.
  Launched a global Diversity and Inclusion program, with training launched to senior leaders across CAE.

2. Strategic priority: Innovate
  CAE’s AR/VR based capabilities, Integrated Live-Virtual-Constructive and Next generation training systems demonstrated and recognized as “Best in Show” technology at I/ITSEC tradeshow.
  CAE HealthCare’s AR/VR capabilities recognized with Unity and .OrgCommunity awards.
  Successful development and service entry of the mid-fidelity Juno nursing training simulator.
  Published a first-ever Pilot Demand report, which was well received by the industry.
  Implemented a completely redesigned, word-class employee performance management program.
  Implemented a new real-time on-line employee engagement survey.
  Continued excellent progress on process initiatives to make CAE training experience consistent and recognizable across all customer touchpoints.
  Conducted over 90 workshops to support introduction of new CAE values; workshops were well attended and will play a key role in CAE cultural transformation to an organization centered on delivering a best-in-class customer experience.

3. Strategic priority: Protect
  Met all process improvement program initiative targets with reduced manufacturing lead time.
  Implemented global risk management communication and education tools; conducted external review of CAE’s compliance program and updated the Code of Business Conduct.
  Established a best-in-class Safety & Standards program in Defence.
  Achieved a 29% reduction in injury frequency rate and a 52% decrease in days lost.
  Delivered above plan capacity training volume in several of our live training programs, with positive customer feedback.
  Deployed a number of internal and external events as part of celebrating CAE’s 70th anniversary, with a high level of employee participation; 80% of employees reported that these celebratory events reinforced their sense of belonging to CAE.

The Board reviewed Mr. Parent’s achievements against each of these objectives in detail, and considered he had exceeded most of his objectives, as noted above. Thus, for FY2018, Mr. Parent received a short-term incentive award of $1,695,370 based on the corporate financial performance against the STIP financial objectives and his other accomplishments. The level of achievement was 167% against the short-term incentive plan performance targets, which comprise 75% of his STIP. The Board awarded Mr. Parent a 200% achievement rate on his personal KPIs, which comprise the remaining 25% of his STIP. Thus, his aggregate annual incentive payment represented 175% of his target bonus.

1	Excluding impacts of U.S. tax reform and net gains on strategic transactions relating to our Asian joint-ventures.

CAE INC. | 2018 | Management Proxy Circular 59

Section 7 (continued) Executive Compensation

Other NEOs – FY2018 Accomplishments

As previously discussed, this section paints a portrait of the major achievements of each NEO for FY2018. These were the main key performance indicators (KPIs) in determining the individual performance multiplier applicable to their annual incentive awards.

Sonya Branco Vice President, Finance and Chief Financial Officer
  Played an important role in the achievement of the Company’s strong financial performance.
  Significantly contributed to strong CAE ROCE performance of 12.3% [1] through effective governance of capital expenditures, rigorous cash management, support in inventory management and improved financing initiatives; strong financial management resulted in a Net Debt to Capital ratio of 21.5% and cash conversion ratio of 97% [1].
  Planned and executed the conversion for IFRS 15 and IFRS 9, including effective communications internally and externally to stakeholders.
  Led several M&A transactions, including the acquisition of remaining shares of AirAsia joint-venture and the divestiture of Zuhai joint-venture, the acquisition of a portfolio of simulator assets from a simulation leasing company, and the acquisition of interest in Pelesys, a courseware provider.
  Realized FY2018 cyber security roadmap, including network access control, cyber crisis management, new monitoring capabilities and security awareness training.

Gene Colabatistto Group President, Defence & Security
  Delivered a strong financial performance with revenue growth of 5% and SOI growth of 6% on a year-over-year basis; and order intake was strong at $1.4 billion.
  Completed record setting level of bids and proposals with a high win rate.
  Improved delivery of complex programs with increased schedule and quality performance; delivered above planned capacity for certain live training programs, while achieving high levels of customer satisfaction.
  Established a best-in-class Defence & Security Aviation Safety & Standards program.
  Further established CAE as a global Training Systems Integrator (TSI) with several new long-term contracts; established new capabilities in TSI programs.
  Expanded development and succession plans of top program managers, with a high retention rate of key leadership/high potentials.

Nick Leontidis Group President, Civil Aviation Training Solutions
  Delivered a superior financial performance, with revenue growth of 5% and SOI growth of 12% on a year-over-year basis and a record order intake of $2.3B.
  Achieved several strategically significant training partnerships.
  Led the successful acquisition and integration of AirAsia’s interest in our joint-venture whilst bolstering the pipeline of potential future opportunities.
  Implemented actions to further solidify CAE as the Recognized Global Training Partner of Choice, such as successfully launching Next Generation Training (CAE Rise), and increasing wet training revenue by 10%.
  Realized two significant initiatives to reduce civil business unit risk.

Mark Hounsell General Counsel, Chief Compliance Officer and Corporate Secretary
  Successfully supported the business in numerous M&A deals and activities across all business units, including the acquisition of AirAsia’s interest in our joint-venture.
  Continued to enhance the overall CAE compliance program by leading a broad review of the program, further strengthening the Compliance department, and reviewing the Code of Business Conduct.
  Continued implementing the next phase of the Export Control Reform project; phase 1 was completed, with a very positive feedback from the employees.
  Played a leadership role in successfully concluding legal disputes.
  Streamlined Corporate Policies and Programs.
  Created General Data Protection Regulation steering committee in anticipation of the new European privacy legislation.

1	Excluding impacts of U.S. tax reform and net gains on strategic transactions relating to our Asian joint-ventures.

60 CAE INC. | 2018 | Management Proxy Circular

Section 7 (continued) Executive Compensation

Not all details of the NEO targets have been disclosed due to the potential competitive prejudice to CAE of doing so. The NEOs’ performance against their objectives was reviewed by the HRC after the end of FY2018, in addition to having been reviewed by the President and CEO during the fiscal year.

Shareholder Return Performance Graph

The following graph compares the cumulative Shareholder return of the Common Shares with the cumulative returns of each of the S&P/TSX Composite Index and the S&P Aerospace & Defence Index for a five-year period commencing March 31, 2013 *.

Comparison of Five-year Cumulative Total Return of CAE Inc. vs.
S&P/TSX Composite Index and S&P Aerospace & Defence Index

	2013	2014	2015	2016	2017	2018
CAE Inc.	$100	$149	$154	$160	$220	$264
S&P/TSX Composite Index	$100	$116	$124	$116	$137	$140
S&P Aerospace & Defense Index	$100	$146	$170	$152	$196	$256

*	$100 invested in Common Shares traded on the TSX on March 31, 2013. Values are as at the last trading date during the month of March in the specified years and from the S&P/TSX Composite Total Return Index and S&P Aerospace & Defence Total Return Index, which assume dividend reinvestment.

CAE INC. | 2018 | Management Proxy Circular 61

Section 7 (continued) Executive Compensation

Pay for Performance Linkage

The following chart compares the evolution of CAE’s total Shareholder return with the evolution of executive compensation (as disclosed in the Summary Compensation Table) for both the President and CEO and the other Named Executive Officers. The total Shareholder return assumes $100 invested in Common Shares traded on the Toronto Stock Exchange on March 31, 2013. Values are as at the last trading date during the month of March in the specified years, including the reinvestment of dividends.

Change in President and CEO and Average NEO Compensation vs. Total Shareholder Return

Notes:

1	In FY2013, the former Group President, Military, Simulation Products, Training and Services’ compensation was included up to September 28, 2012, excluding his 3 additional years of service credited in the Supplemental Pension Plan.
2	In FY2017, the former CFO’s compensation was included up to his resignation from the Company on May 30, 2016.

The President and CEO’s and the NEO’s total compensation is not specifically based on the performance of CAE’s Common Shares on the TSX, but rather on the overall Company financial and operational performance.

In general, the trend in the President and CEO’s total compensation follows the trend in the CAE’s total Shareholder return. The performance graph shows a steady, year-over-year increase of CAE’s total Shareholder return from FY2013 to FY2016. In FY2017 and FY2018, the increase is accelerated by an outstanding Company performance and related Share price appreciation and total Shareholder return growth. A similar trend can also be observed in the President and CEO’s total compensation, which was increasing year-over-year from FY2013 to FY2016. In FY2017 and FY2018, the President and CEO’s compensation reflected the CAE’s growth in EPS, record revenue and backlog results, with the STIP achieved at 194% and 167%, respectively. With regards to other NEOs, the trend in their average compensation was impacted by changes in the positions of Group Presidents in FY2013 and FY2014, respectively. The new incumbents were hired or promoted at lower compensation levels compared to their predecessors given they were new in their roles. This contributed to the average non-CEO NEO compensation being relatively unchanged from FY2013 to FY2016. In FY2017 and FY2018, the average NEO compensation slightly increased as a result of the outstanding Company performance and related STIP payouts. The increase in both FY2017 and FY2018 was also partially due to the transfer of Mr. Colabatistto to the U.S. and related conversion of his compensation from U.S. dollars to Canadian dollars. Such increase was however slightly mitigated by a change in CFO in FY2017, with Ms. Branco’s compensation being lower compared to her predecessor considering she was new in the role.

62 CAE INC. | 2018 | Management Proxy Circular

Section 7 (continued) Executive Compensation

In Section 7 – “Executive Compensation – Pay for Performance Relative to Comparator Group” there is a more robust comparison of the President and CEO’s compensation, both declared and realizable, with our comparator group and relative financial performance.

Pay for Performance Linkage	FY2018	FY2017	FY2016
Market Capitalization (as of March 31)	$6.420 billion	$5.454 billion	$4.050 billion
Return on equity	16.2%	12.9%	12.3%
Total Shareholders average return – three-year compounded annual growth rate	14.1%	7.2%	6.9%
Diluted earnings per share from continuing operations	$1.29	$0.93	$0.89
Diluted earnings per share excluding specific items	$1.29	$1.03 [1]	$0.86

1	Non-GAAP measure calculated by excluding the effect per Share of restructuring costs and one-time tax items from the diluted earnings per Share from continuing operations attributable to equity holders of the Company.

Given the value and conditions related to the long-term incentive awards, it takes time to determine the effectiveness of our pay-for-performance approach and the alignment between the NEOs’ compensation and the Shareholders’ return. The following table compares for each year the NEOs’ total compensation, as presented for the past 5 years (or lesser period as an executive with CAE), to the actual value realized over time.

Name and Principal Position	Year	Disclosed Compensation Less Pension Value [1] ($)	Actual Realized Compensation [2] ($)
		at March 31, 2018
M. Parent President and Chief Executive Officer	2018	6,328,180	6,493,065
	2017	5,937,841	2,906,125
	2016	5,005,577	7,957,551
	2015	4,419,854	9,703,786
	2014	3,962,819	7,454,432
	Total	25,654,271	34,514,959
S. Branco Vice President, Finance and Chief Financial Officer	2018	1,547,928	1,225,061
	2017	1,110,905	784,640
	2016	458,259	414,512
	2015	547,335	702,678
	Total	3,664,427	3,126,891
G. Colabatistto Group President, Defence and Security	2018	3,430,644	3,590,084
	2017	2,647,407	1,729,159
	2016	1,840,079	1,070,300
	2015	1,660,048	2,250,281
	2014	1,514,632	1,559,945
	Total	11,092,810	10,199,769
N. Leontidis Group President, Civil Aviation Training Solutions	2018	2,267,257	1,611,271
	2017	1,873,988	1,284,667
	2016	1,548,314	1,333,759
	2015	1,521,480	2,389,407
	2014	1,631,849	2,138,510
	Total	8,842,888	8,757,614
M. Hounsell General Counsel, Chief Compliance Officer and Corporate Secretary	2018	1,300,767	1,152,343
	2017	1,148,906	761,228
	2016	575,377	210,877
	Total	3,025,050	2,124,448

1	Sum of base salary, annual STIP paid, all other compensation, and the grant value of share-based and option-based awards during the fiscal year as disclosed in the Circular.
2	Sum of base salary, annual STIP paid, all other compensation, the payout value of RSUs and PSUs and the current market value of the vested DSUs associated with the grant awarded for that fiscal year, and the option gain from any option exercise during the period.

CAE INC. | 2018 | Management Proxy Circular 63

Section 7 (continued) Executive Compensation

Pay for Performance Relative to Comparator Group

To ensure alignment between pay and performance, the HRC reviews the competitiveness of CAE President and CEO’s compensation in the context of the Company’s relative performance across several key financial metrics. The chart below provides a comparison of the three-year President and CEO’s compensation and CAE’s three-year performance relative to CAE’s comparator group (as measured on an “as reported” basis and on a realizable basis).

The chart below depicts the following:

1. The percentile rank of CAE’s relative performance on the following metrics (measured over the last three fiscal years against the comparator group):

  Earnings per Share (EPS) growth;
  Total Shareholder Return (TSR);
  Average Return on Capital Employed (ROCE);
  Average Operating Margin; and
  Overall performance – based on the weighted performance of each of these four metrics with weightings of 35%, 35%, 15% and 15% respectively.

2. The percentile rank of CAE on declared and realizable President and CEO compensation over the past three fiscal years as defined below.

Three-year Declared Compensation = Total compensation for a three-year period as reported in the summary compensation table, excluding the pension value.

Three-year Realizable Compensation = Cash compensation plus the market value of equity awards granted over the past three years. It is equal to the sum of salary, the annual incentive paid, long-term incentives and all other compensation excluding the pension value. Long-term incentive values are based on the following:

  For time-vested equity: Value of all time-vested awards granted (share units and options) during the measurement period of three years valued at the closing price on the last day of the measurement period.
  For performance-based equity: Value of all performance-based awards (regardless of the date it was granted) for which the final performance result was established during the measurement period, i.e., it is the value of performance-based awards earned based on the final performance results achieved during the measurement period of three years, and valued at the closing price on the last day of the measurement period.

Note: President and CEO compensation for the US and Canadian companies was compared at par.

64 CAE INC. | 2018 | Management Proxy Circular

Section 7 (continued) Executive Compensation

Pay-for-Performance FY2016-2018

CAE’s Percentile in Peer Group

The chart above shows that overall Company performance for the three-year period of FY2016 to FY2018, as defined by the EPS growth, TSR, average ROCE and average operating margin, compared to the performance of our peers during the same period was ranked at the 72nd percentile of the whole group. When comparing the three-year realizable compensation of the CAE President and CEO for the same period, it was aligned with the overall Company performance by being at the 70th percentile when compared to the realizable compensation of CEOs of companies in the CAE comparator group.

The overall Company performance for the three-year period of FY2016 to FY2018 compared to CAE peers was close to the top quartile, while the President and CEO’s realizable compensation for the same period followed the overall Company performance by being ranked at the 70th percentile. The declared President and CEO’s compensation was slightly above the median of the comparator group.

CAE INC. | 2018 | Management Proxy Circular 65

Section 7 (continued) Executive Compensation

Compensation of Our Named Executive Officers

Summary Compensation Table

The first of the following tables provides a summary of compensation earned during the last three fiscal years ended March 31 by the President and Chief Executive Officer, the Vice President, Finance and Chief Financial Officer, and by the three most highly compensated policy-making executives who served as executive officers of CAE or its subsidiaries as at March 31, 2018 (collectively, “Named Executive Officers” or “NEOs”).

					Non-Equity Incentive Plan Compensation
Name And Principal Position	Year	Salary	Share- Based Awards [1]	Option- Based Awards [2]	Annual Incentive Plan [3]	Long- Term Incentive Plan	Pension Value [4]	All Other Compen- sation [5]	Total Compen- sation
		$	$	$	$	$	$	$	$
Marc Parent President and Chief Executive Officer	2018	961,200	2,370,416	1,126,080	1,695,370	0	596,000	175,114	6,924,180
	2017	924,233	2,116,296	915,420	1,818,540	0	563,000	163,352	6,500,841
	2016	888,667	2,034,816	640,614	1,292,408	0	604,000	149,072	5,609,577

Sonya Branco [6] Vice President, Finance and Chief Financial Officer	2018	365,667	471,113	223,836	413,049	0	289,000	74,263	1,836,928
	2017	325,000	227,715	98,550	397,150	0	565,000	62,490	1,675,905
	2016	230,884	62,982	19,864	96,353	0	106,000	48,176	564,259

Gene Colabatistto [7] Group President, Defence & Security	2018	606,663	988,339	469,476	603,665	0	560,000	762,501	3,990,644
	2017	556,287	640,994	277,254	635,373	0	473,000	537,499	3,120,407
	2016	437,283	585,464	184,315	357,224	0	254,000	275,793	2,094,079

Nick Leontidis Group President, Civil Aviation Training Solutions	2018	451,433	794,573	377,568	504,621	0	529,000	139,062	2,796,257
	2017	436,467	552,815	239,148	516,013	0	222,000	129,545	2,095,988
	2016	423,733	536,713	169,035	304,101	0	222,000	114,732	1,770,314

Mark Hounsell [8] General Counsel, Chief Compliance Officer and Corporate Secretary	2018	399,217	366,027	173,880	307,377	0	198,000	54,266	1,498,767
	2017	384,417	270,513	117,165	326,810	0	172,000	50,001	1,320,906
	2016	62,500	193,500	171,000	32,265	0	14,000	116,112	589,377

1	Represents the value of Share-based awards granted under the RSUP and the PSUP. The value disclosed for the RSUs and PSUs represents the award date value calculated by multiplying the number of RSUs and PSUs awarded at target (100%) by CAE’s weighted average Share price during the five trading days immediately preceding the grant date ($15.14 for units awarded in May 2015 (FY2016), $15.00 for units awarded in March 2016 (FY2016), $16.15 for units awarded in FY2017, and $22.17 for units awarded in FY2018). Such value differs from the accounting grant date fair value determined in accordance with IFRS2, Share-based Payments, as the accounting fair value is assessed with the Share price on the date of the award (rather than on an average price). The accounting grant date fair value would be as follows if using the Common Share closing price on the TSX on the respective grant date ($14.85 on May 29, 2015, $15.03 on March 16, 2016, $16.39 on May 31, 2016, and $22.18 on June 9, 2017): Mr. Parent: $1,995,840 in FY2016 (a negative difference of $38,976), $2,147,746 in FY2017 (a difference of $31,450), and $2,371,486 in FY2018 (a difference of $1,070); Ms. Branco $61,776 in FY2016 (a negative difference of $1,206), $231,099 in FY2017 (a difference of $3,384) and $471,325 in FY2018 (a difference of $212) ; Mr. Colabatistto: $574,250 in FY2016 (a negative difference of $11,214), $650,520 in FY2017 (a difference of $9,526) and $988,784 in FY2018 (a difference of $445); Mr. Leontidis: $526,433 in FY2016 (a negative difference of $10,280), $561,030 in FY2017 (a difference of $8,215) and $794,931 in FY2018 (a difference of $358); and for Mr. Hounsell: $193,887 in FY2016 (a difference of $387), $274,533 in FY2017 (a difference of $4,020) and $366,192 in FY2018 (a difference of $165). Note that the actual value paid, if any, will differ.
2	Represents the value of option-based awards granted under the ESOP and determined based on the grant date fair value of the award in accordance with IFRS2. Note that actual value received, if any, will differ. The value of each option is determined using the Black-Scholes model with the following assumptions:

	FY2018	FY2017	FY2016 – March	FY2016 – May
Dividend yield	1.44%	1.83%	2.00%	1.89%
Expected volatility	18.39%	19.66%	19.84%	20.12%
Risk-free interest rate	0.85%	0.75%	0.70%	0.85%
Expected option term	3.75	4	4	4
Black-Scholes Value	12.45%	13.56%	12.67%	12.62%

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Section 7 (continued) Executive Compensation

3	Represents the STIP payout earned in each fiscal year and paid in the first quarter of the following year (see Section 7 – “Short-Term Incentive Plan – Corporate and Individual performance” for details). Ms. Branco has elected to defer a portion of her FY2017 and FY2018 STIP payouts to the Executive DSUP.
4	The pension value shown corresponds to the compensatory value reported in the Defined Benefit Plan Table and includes the service cost and the impact of the increase in earnings in excess of actuarial assumptions. For Mr. Colabatistto, the value in FY2018 also includes Company contributions to the Non-Qualified Deferred Compensation (NQDC) plan in the amount of $80,000. Mr. Colabatistto stopped his participation in the NQDC plan as of January 1, 2018.
5	All other compensation in FY2018 comprises other benefit expenses and allowances paid by CAE as follows:

	Automobile Expenses	Health & Insurance Benefits	Other Perquisites	Tax Equalization	Employer ESPP Contributions	Dividend Equivalents	Total
M. Parent	23,288	27,178	3,240	–	28,836	92,572	175,114
S. Branco	21,487	14,365	22,513	–	10,970	4,928	74,263
G. Colabatistto	30,306	2,231	27,279	665,482	17,381	19,822	762,501
N. Leontidis	24,529	17,178	8,324	–	13,543	75,488	139,062
M. Hounsell	11,818	18,918	11,553	–	11,977	–	54,266

6	Ms. Branco was promoted to the position of Vice President, Finance and Chief Financial Officer as of May 23, 2016.
7	Mr. Colabatistto was transferred to the United States as of June 27, 2016. Amounts paid in US dollars have been converted to Canadian dollars using a conversion rate of $1.31 in FY2017 and $1.28 in FY2018, same as used in the MD&A and financial statements.
8	Mr. Hounsell was hired as General Counsel, Chief Compliance Officer and Corporate Secretary as of February 1, 2016. The amount shown for FY2016 for Mr. Hounsell under Other Compensation includes a special bonus of $113,120 to compensate for the annual bonus amount that he forfeited from his past employer.

Incentive Plan Awards

The following tables provide information relating to each option-based awards and Share-based awards outstanding as at March 31, 2018 for each NEO, as well as the value vested or earned during FY2018 in respect of such incentive plan awards.

Share and option based awards granted in FY2018
The following table details the awards made under CAE’s Share and option based plans for the NEOs in FY2018.

Name	Award Type	Award Date	Number of Securities, units or Other Rights	Payout or Expiration Date	Grant Price [4]
M. Parent	RSU [1]	09/06/2017	30,550	09/06/2020	$22.17
	PSU [2]	09/06/2017	76,370	09/06/2020	$22.17
	Stock Option [3]	09/06/2017	408,000	08/06/2024	$22.17
S. Branco	RSU [1]	09/06/2017	6,070	09/06/2020	$22.17
	PSU [2]	09/06/2017	15,180	09/06/2020	$22.17
	Stock Option [3]	09/06/2017	81,100	08/06/2024	$22.17
G. Colabatistto	RSU [1]	09/06/2017	12,740	09/06/2020	$22.17
	PSU [2]	09/06/2017	31,840	09/06/2020	$22.17
	Stock Option [3]	09/06/2017	170,100	08/06/2024	$22.17
N. Leontidis	RSU [1]	09/06/2017	10,240	09/06/2020	$22.17
	PSU [2]	09/06/2017	25,600	09/06/2020	$22.17
	Stock Option [3]	09/06/2017	136,800	08/06/2024	$22.17
M. Hounsell	RSU [1]	09/06/2017	4,720	09/06/2020	$22.17
	PSU [2]	09/06/2017	11,790	09/06/2020	$22.17
	Stock Option [3]	09/06/2017	63,000	08/06/2024	$22.17

1	RSU awards under the RSUP (see Section 7 – “Compensation Discussion & Analysis” for details). Under this plan, 100% of the granted units will vest in June 2020, subject to the participant’s continued employment with CAE. Vested RSUs will be paid based on the average Common Share price on the TSX during the 20 trading days preceding the final vesting date of the grant.
2	PSU awards under the PSUP (see Section 7 – “Compensation Discussion & Analysis” for details). Under this plan, the granted units may vest in June 2020, subject to CAE’s EPS performance and the EPS payout grid approved by the HRC and the participant’s continued employment with CAE. Depending on the EPS performance each year during the performance period, the target rate of granted units will be multiplied by a factor ranging from 0% to 200%. Vested PSUs will be paid based on the average Share price on the TSX during the 20 trading days preceding the final vesting date of the grant.
3	Stock options awards under the ESOP (see Section 7 – “Compensation Discussion & Analysis” for details). Under this plan options are granted with an exercise price equal to the weighted average price per Common Share on the TSX on the five trading days immediately preceding the grant date (if the grant date falls within a blackout period or within five trading days following the end of the blackout period, the date of grant shall be presumed to be the sixth trading day following the end of such blackout period). At each of the first four anniversaries of the grant, 25% of the award vests and becomes exercisable.
4	The grant price on grant date is equal to the weighted average price of the Common Shares on the TSX on the five trading days immediately preceding the grant date, (if the grant date falls within a blackout period or within five trading days following the end of the blackout period, the date of grant shall be presumed to be the sixth trading day following the end of such blackout period).

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Section 7 (continued) Executive Compensation

Outstanding share-based awards and option-based awards
The following table details the outstanding awards under the CAE’s share and option based plans for the NEOs.

						Share-Based Awards

			Option-Based Awards			Market or Payout
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price[1]	Option Expiration Date	Value of Unexercised In- the-Money Options[2]	Number of Shares or Units of Shares that have not Vested[3]	Market or Payout value of Share- based Awards that have not Vested[4]	Value of Vested Share-Based Awards not Paid Out or Distributed[5]
	#	$		$	#	$	$
M. Parent	408,000	22.17	08/06/2024	738,480
	418,000	16.15	30/05/2023	3,272,940
	335,400	15.14	28/05/2022	2,964,936
	266,000	14.66	20/05/2021	2,479,120
Total				9,455,476	381,231	11,443,999	6,189,729
S. Branco	81,100	22.17	08/06/2024	146,791
	33,750	16.15	30/05/2023	264,263
	5,200	15.14	28/05/2022	45,968
	4,050	14.66	20/05/2021	37,746
Total				494,768	40,094	1,032,675	324,204
G. Colabatistto	170,100	22.17	08/06/2024	307,881
	126,600	16.15	30/05/2023	991,278
	96,500	15.14	28/05/2022	853,060
	78,600	14.66	20/05/2021	732,552
	110,100	11.02	20/05/2020	1,426,896
Total				4,311,667	125,834	3,679,827	1,301,514
N. Leontidis	136,800	22.17	08/06/2024	247,608
	109,200	16.15	30/05/2023	855,036
	88,500	15.14	28/05/2022	782,340
	85,300	14.66	20/05/2021	794,996
Total				2,679,980	109,428	3,231,257	5,127,250
M. Hounsell	63,000	22.17	08/06/2024	114,030
	53,500	16.15	30/05/2023	418,905
	45,000	15.00	15/03/2023	404,100
Total				937,035	46,160	1,106,917	Nil

1	Pursuant to the terms of the plan, options under the ESOP were granted with an exercise price equal to the weighted average price of the Common Shares on the TSX on the five trading days immediately preceding the grant date (if the grant date falls within a black out period or within five trading days following the end of a black out period, the date of grant shall be presumed to be the sixth trading day following the end of such black-out period).
2	Options are in-the-money if the market value of the Common Shares covered by the options is greater than the option exercise price. The value shown is equal to the excess, if any, of the Common Share closing price on the TSX on March 29, 2018 ($23.98) over the option’s exercise price. The actual value realized will be based on the actual in-the-money value upon exercise of the options, if any. The options vest at 25% per year commencing one year after the grant date.
3	Represents the aggregate number of units that have not met all performance or employment conditions for payment.
4	Payout value is established based on the expected payout as per the performance targets achieved as of March 31, 2018 for PSUs and based on the Common Share closing price on March 29, 2018 ($23.98) for LTUs, and for RSUs and PSUs payable in May 2018, May 2019 and June 2020.
5	Represents the portion of units under the LTUP that are vested at the end of the fiscal year and the units under the Executive DSUP and for which payment is deferred to the termination of employment.

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Section 7 (continued) Executive Compensation

Incentive plan awards – value vested or earned during the year
The following table shows the value that was vested or earned by the Named Executive Officers during FY2018 in respect of incentive plans.

Name	Option-Based Awards-Value Vested During the Year [1]	Share-based Awards-Value Vested During the Year [2]	Non-Equity Incentive Plan Compensation- Value Earned During the Year [3]
	$	$	$
M. Parent	2,472,391	4,685,135	1,695,370
S. Branco	165,282	295,485	413,049
G. Colabatistto	756,971	1,576,902	603,665
N. Leontidis	844,497	1,575,493	504,621
M. Hounsell	271,361	Nil	307,377

1	This represents the value of potential gains from options that vested during FY2018. These generally include the portion of the options that were awarded in the last four fiscal years that vested in the year. The potential gains are calculated as the excess, if any, of the closing price of Common Shares on the TSX on each of the option vesting dates in FY2018 over the exercise price. The actual value realized, if any, will differ and will be based on the Common Share price on the actual exercise date.
2	The value of Share units that vested during FY2018 include: (i) the portion of units under the LTUP that were awarded in the last five fiscal years that vested during the year, based on the closing price of Common Shares on each of the respective vesting dates, for which payment is deferred to the termination of employment; (ii) the PSUs that vested on May 21, 2017 based on the average closing price of Common Shares on the 20 trading days preceding the vesting date on May 21, 2017, specifically $3,747,040 for Mr. Parent, $228,229 for Ms. Branco, $1,106,654 for Mr. Colabatistto and $1,200,756 for Mr. Leontidis; (iii) the RSUs that vested on May 21, 2017 based on the average closing price of Common Shares on the 20 trading days preceding the vesting date on May 21, 2017, specifically $749,408 for Mr. Parent, $45,774 for Ms. Branco, $221,416 for Mr. Colabatistto and $240,151 for Mr. Leontidis. Mr. Hounsell did not benefit from this grant. None of the other PSUs or RSUs have vested as of March 31, 2018.
3	This represents the value paid to the NEOs under the short-term incentive plan for FY2018 year (see Section 7 – “Short-Term Incentive Plan – Corporate and Individual performance” for details).

Pension Arrangements

The NEOs and key executives are members of the contributory Designated Pension Plan registered in Canada and the non-contributory Supplementary Pension Plan. The amounts payable under these arrangements are based on “average annual earnings” which are calculated on the basis of the 60 highest-paid consecutive months of base salary and STIP payouts.

The Supplementary Pension Plan provides a pension benefit upon normal retirement at age 65 so that the total pensions payable under CAE’s pension arrangements will result in an annual pension equal to 2% of average annual earnings (being the five-year top average salary and actual short-term incentive compensation for NEOs other than the President and CEO for each year of pensionable service, assuming no limitation on the amount paid from a registered pension plan imposed by Canadian tax legislation). The President and CEO’s short-term incentive compensation used for the purpose of determining his average annual earnings is the target bonus. His maximum annual pension benefit is limited to one million fifty thousand dollars ($1,050,000). Executives may retire from the Company from age 60 with full pension entitlement. An executive is considered as having retired for the purposes of the Supplementary Pension Plan if, at the time of termination of employment with CAE, he/she is at least age 55 with a minimum of 5 years of participation in the Supplementary Pension Plan. The annual pension benefit will be reduced by between 0.5% and 0.25% per month prior to NEO’s normal retirement age depending on the age of the NEO at time of retirement.

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Section 7 (continued) Executive Compensation

Pensions payable under the Supplementary Pension Plan are paid directly by CAE. In Canada, CAE is obligated to fund or provide security to ensure payments under the Supplementary Pension Plan upon retirement of the executive. CAE has elected to provide security by obtaining letters of credit for a trust fund established for those executives who have retired. CAE has secured certain NEO’s and key executives’ pension benefits by a letter of credit for a trust fund established for the executives.

  Pensions payable under the Supplementary Pension Plan are conditional upon compliance with non-competition and non-solicitation clauses.
  No extra years of service are generally granted under the pension plans.

CAE does not generally grant extra years of credited service under its pension plans. Receipt of pension benefits under the Supplementary Pension Plan is conditional upon the compliance with non-competition and non-solicitation clauses.

Defined benefit plan table
The following table sets forth the credited years of pensionable service and the present value of the NEOs’ accumulated benefits as at March 31, 2018 under the Designated Pension Plan and the Supplementary Pension Plans in connection with retirement.

		Annual Benefits Payable
Name	Number of years of credited service	At March 31, 2018	At age 65	Accrued obligation at start of the year	Compensatory change [1]	Non- compensatory change [2]	Accrued obligation at year-end [3]
	#	$	$	$	$	$	$
M. Parent	13.17	454,000	794,000	7,915,000	596,000	584,000	9,095,000
S. Branco	9.25	60,000	362,000	1,251,000	289,000	240,000	1,780,000
G. Colabatistto 4 5	5.83	93,000	273,000	1,543,000	480,000	215,000	2,238,000
N. Leontidis	18.00	241,000	397,000	4,254,000	529,000	418,000	5,201,000
M. Hounsell	2.17	26,000	219,000	220,000	198,000	77,000	495,000

1	The change in benefit obligation that is compensatory includes the service cost and the increase in earnings in excess or below what was assumed. The service cost is the estimated value of the benefits accrued during the calendar year.
2	The change in benefit obligation that is not compensatory includes interest cost, change in assumptions, and gains and losses other than for a difference in earnings and the decrease in the discount rate used to value the pension plans which increases the accrued obligation.
3	The present values of the accumulated benefits reported in the above table are calculated in accordance with the assumptions used for financial reporting purposes. See Note 14 to CAE’s consolidated financial statements for the fiscal year ended March 31, 2018. The total present value of accumulated benefits in our financial statements is calculated in accordance with IFRS.
4	Mr. Colabatistto’s pension is payable in US dollars converted to Canadian dollars using a conversation rate of $1.29 as of March 29, 2018.
5	In FY2018, Mr. Colabatistto also participated in the 401(K) and until January 1, 2018 in the Non-Qualified Deferred Compensation (NQDC) plan, both contributory registered plans in the U.S. Mr. Colabatistto’s accrued pension obligation at year-end is offset by the employer contributed entitlements under the 401(K) and their related investment gains so that the final pension calculations do not exceed the 2% of average annual earnings formula. As at April 1, 2017, the accumulated value pursuant to Mr. Colabatistto’s participation in the NQDC plan was $37,472. During FY2018, the employer contribution was $80,000. As a result, the total value accumulated in such plan as at March 31, 2018, including cumulative employee contributions and revenue, was $167,534. Actual amounts with respect to the NQDC are in US dollars converted to Canadian dollars using a conversion rate of $1.28, same as used in the financial statements.

For additional information about the Designated Pension Plan and the Supplementary Pension Plan, see Section 7 – “Executive Compensation – Termination and Change of Control Benefits” below.

Termination and Change of Control Benefits

Payment entitlements upon termination

The various compensation plans applicable to the NEOs also contain different provisions that apply upon termination of employment or change of control of CAE. CAE does not have a formal policy for providing severance payment in the case of termination of employment but may provide severance payments and benefits as required by law.

CAE has nevertheless entered into employment agreements with Messrs. Parent, Colabatistto and Hounsell that provide for the payment of severance amounts and certain other benefits in the event of involuntary termination other than for cause. Mr. Parent’s severance entitlement on termination of employment other than for cause is two years’ salary plus target bonus, benefits and expenses. Mr. Parent would also be

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Section 7 (continued) Executive Compensation

entitled to two years of service credited to the Supplemental Pension Plan. Mr. Colabatistto’s severance entitlement on termination of employment other than for cause is 18 months of salary plus target bonus. Mr. Hounsell’s severance entitlement on termination of employment other than for cause is 14 months’ salary plus target bonus.

CAE is also party to agreements with three executive officers who are NEOs, specifically Messrs. Parent, Colabatistto and Leontidis, pursuant to which such executives are entitled to termination of employment benefits following a change of control of CAE where the executive’s employment is expressly or implicitly (constructive dismissal) terminated without cause within two years following the change of control. In such event, the executive is entitled to 24 months of annual compensation (salary, short-term incentive and benefits, payable as a lump sum), payment for long-term incentive deferred share units, the immediate vesting of supplementary credited service for the purposes of any pension or retirement income plans, vesting of all options which vest within two years from the date of the termination or resignation of the executive and an extension of the exercise period for the options to permit the executive to exercise such options within the 24 months from the date of termination or resignation.

The following is a summary of compensation that the NEOs are entitled to receive upon the occurrence of specific events of termination.

Compensation Programs	Resignation and Termination for Cause	Involuntary Termination	Retirement	Change of Control [1]
Annual Short-Term Incentive	Forfeit	Partial payment based on performance and time in position	Partial payment based on performance and time in position	Two times the greater of average three-year bonus or target bonus in case of termination [2]
Stock Options	Resignation: 30 days to exercise vested options Termination for cause: All options are cancelled	30 days to exercise vested options	Exercise vested options up to expiry date; unvested options continue to vest and must be exercised within 30 days following vesting date	All options become vested
Performance Share Units	All units are forfeited

PSUs granted in FY2015 and FY2016: units partially vest at a rate of 1/3 for each full year of employment completed since grant date PSUs granted as of FY2017: units partially vest at a rate of 1/6, 1/3 and 1/2 for each full year of employment completed since grant date

All units will be paid out as scheduled subject to performance criteria

Unvested units vest at the greater of 100% or the multiplier resulting from the actual EPS performance as of the Change of Control date; all vested units become payable at the closing price of CAE shares on the TSX on such date

Restricted Share Units	All units are forfeited	Units partially vest at a rate of 1/3 for each full year of employment completed since the grant date	All units will be paid out as scheduled	Unvested units vest as of the Change of Control date; all vested units become payable at the closing price of CAE shares on the TSX on such date
Deferred Share Units Grants from 04/2004	Vested units are paid out	Vested units are paid out	All units become vested	All units become vested

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Section 7 (continued) Executive Compensation

Compensation Programs	Resignation and Termination for Cause	Involuntary Termination	Retirement	Change of Control [1]
Supplemental Pension Plan (SPP)	Resignation: If five or more years of participation in the SPP, accrued deferred pension at age 65 Termination for cause: No benefits payable from the SPP	If five or more years of participation in the SPP, accrued deferred pension benefits at age 65	If age 55 or older with a minimum of five years of participation in SPP, immediate monthly pension payable	Immediate vesting and two years of additional service in case of termination [2]
Severance payments	–	Severance amount [3] in case of termination	–	Severance amount [4] in case of termination [2]

1	Change of control is defined in the Change of Control Agreements between CAE and each Named Executive Officer, except for Ms. Branco and Mr. Hounsell who do not benefit from such agreement. A change of control may be triggered by a number of events, notably an acquisition by a person of 20% of CAE’s voting rights which is accompanied by a change in the composition of the Board, an acquisition by a person of 35% of CAE’s voting rights or an acquisition of shares representing half the equity of CAE. Compensation programs have various definitions of change of control events with different impacts on compensation. The provisions illustrated in the above table are for specific events that would provide the maximum benefits to the executives.
2	Pursuant to the Change of Control Agreements between CAE and each Named Executive Officer, except for Ms. Branco and Mr. Hounsell who do not benefit from such agreement, following a change of control, termination is defined as an involuntary termination that occurs within the first two years following the change of control.
3	In the event of involuntary termination when severance is payable, it will be determined at the time of termination, taking into consideration the appropriate factors and current state of legislation and jurisprudence. Mr. Parent’s severance entitlement on termination of employment other than for cause is two years’ salary plus target bonus, benefits and expenses. Mr. Parent would also be entitled to two years of service credited to the Supplemental Pension Plan. Mr. Colabatistto’s severance entitlement on termination of employment other than for cause is 18 months of salary plus target bonus. Mr. Hounsell’s severance entitlement on termination of employment other than for cause is 14 months’ salary plus target bonus. The severance amount is undetermined for other NEOs.
4	The severance amount is equal to two times the sum of base salary, target bonus (or actual bonus averaged over the last three years, if greater), and the sum of the value of insurance benefits and perquisites provided to the executive.

In the event of death during active employment with CAE, the executive is deemed to have retired the day before his/her death if he/she was at least age 55, otherwise, he/she is deemed to have terminated his/her employment the day before his/her death.

Amounts payable to NEOs upon specified termination events

The following table sets forth estimates of the amounts payable to the NEOs upon specified events, assuming that each such event took place on March 31, 2018. The table does not quantify benefits under plans that are generally available to salaried employees and do not discriminate in favour of executive officers, including the Retirement Plan For Employees of CAE Inc. and Associated Companies, the ordinary DSU plan and the Employee Stock Purchase Plan. In addition, the table does not include the value of outstanding equity awards that have previously vested, such as stock options and DSUs/ LTUs, which are set forth above in Section 7 – “Executive Compensation – Incentive Plan Awards”. For descriptions of the compensation plans and agreements that provide for the payments set forth in the following table, including our change in control agreements, see Section 7 – “Executive Compensation – Termination and Change of Control Benefits”.

	M. Parent	S. Branco	G. Colabatistto	N. Leontidis	M. Hounsell
	$	$	$	$	$
Involuntary Termination
Salary/Severance [1]	3,969,600	Undetermined	1,519,042	Undetermined	679,712
LTUs	–	–	–	–	–
Options	–	–	–	–	–
RSUs [2]	894,880	50,212	261,947	235,313	239,622
PSUs [2]	3,741,200	171,942	1,087,502	984,885	93,687
Supplementary Plan	1,319,000	–	–	–	–
Total	9,924,680	222,154	2,868,491	1,220,198	1,013,021
Retirement	Eligible	Not eligible	Eligible	Eligible	Not eligible
LTUs	212,727	–	69,389	93,707	–
RSUs	–	–	–	–	–
PSUs	–	–	–	–	–
Options	–	–	–	–	–
Supplementary Plan	–	–	–	–	–
Total	212,727	–	69,389	93,707	–

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Section 7 (continued) Executive Compensation

	M. Parent	S. Branco	G. Colabatistto	N. Leontidis	M. Hounsell
Termination Following Change in Control
Salary/Severance [3]	5,239,012	Undetermined	2,411,316	1,891,157	679,712
LTUs [4]	212,727	13,993	69,389	93,707	–
Options [5]	5,295,433	494,768	1,661,008	1,478,804	832,309
RSUs [6]	2,551,232	270,734	842,417	722,997	537,392
PSUs [6]	10,046,485	917,211	3,209,731	2,789,553	750,622
Supplementary Plan [7]	1,319,000	–	587,000	479,000	–
Total	24,663,889	1,696,706	8,780,861	7,455,218	2,800,035

1	In the event of involuntary termination when severance is payable, it will be determined at the time of termination, taking into consideration the appropriate factors and current state of legislation and jurisprudence. Mr. Parent’s severance entitlement on termination of employment other than for cause is two years’ salary plus target bonus, benefits and expenses. Mr. Parent would also be entitled to two years of service credited to the Supplemental Pension Plan. Mr. Colabatistto’s severance entitlement on termination of employment other than for cause is 18 months’ salary plus target bonus. Mr. Colabatistto’s severance was converted into Canadian dollars using March 29, 2018 exchange rate of $1.29. Mr. Hounsell’s severance entitlement on termination of employment other than for cause is 14 months’ salary plus target bonus.
2	The time-RSU and the PSU values have been established by multiplying the number of units that would have vested upon involuntary termination as of March 31, 2018, based on performance during completed years, where applicable, and using the average fair market value of Common Shares on the TSX during the 20 trading days preceding the vesting date of $23.50. Note that actual value will would differ.
3	Severance amounts for Messrs. Parent, Leontidis and Colabatistto are as per their Change of Control Agreements, Ms. Branco and Mr. Hounsell do not benefit from such agreement. Mr. Hounsell’s severance entitlement on termination of employment other than for cause is 14 months’ salary plus target bonus as per note 1 above.
4	The LTU value has been calculated by multiplying the number of units that would have vested upon a change of control as of March 31, 2018, and which will be redeemable within the year following the year the executive’s employment is terminated. The value was calculated at $23.98, the closing price of Common Shares on the TSX on March 29, 2018. Note that actual value will differ.
5	Option value has been calculated by multiplying the number of options that would have vested upon a change of control as of March 31, 2018 using a closing price of Common Shares of $23.98 on March 29, 2018, less the applicable option exercise price. Note that actual value will differ.
6	RSU and PSU value has been established by multiplying the number of units that would have vested upon a change of control as of March 31, 2018 using a closing price of Common Shares on the TSX of $23.98. Note that actual value will differ.
7	The Supplementary Pension Plan benefits set forth for each NEO reflect the incremental value of benefits for each termination event that exceeds the present value of benefits set forth in the “Pension Benefits” tables above. While only Messrs. Parent, Colabatistto and Leontidis are eligible for retirement, it was assumed for this purpose that each of the other NEOs will retire at the age of 60.

CAE INC. | 2018 | Management Proxy Circular 73

Section 8
Other Important Information

The management of CAE is aware of no business to be presented for action by the Shareholders at the Meeting other than that mentioned herein or in the Notice of Meeting.

Interest of informed persons in material transactions

No informed person (including any Director or executive officer) of CAE, any proposed Director of CAE, or any associate or affiliate of any informed person or proposed Director, had any material interest, direct or indirect, in any transaction since the commencement of CAE’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect CAE or any of its subsidiaries.

Indebtedness of Directors and executive officers

CAE does not offer its Directors or executive officers loans. CAE and its subsidiaries have not given any guarantee, support agreement, letter of credit or similar arrangement or understanding to any other entity in connection with indebtedness of CAE’s Directors or executive officers.

Shareholder proposals

To propose any matter for a vote by the Shareholders at an annual meeting of CAE, a Shareholder must send a proposal to the General Counsel, Chief Compliance Officer and Corporate Secretary at CAE’s office at 8585 Côte-de-Liesse, Saint-Laurent, Québec H4T 1G6 at least 90 days before the anniversary date of the notice for the previous year’s annual meeting. Proposals for CAE’s 2019 annual meeting must be received no later than March 18, 2019. CAE may omit any proposal from its Proxy Circular and annual meeting for a number of reasons under applicable Canadian corporate law, including receipt of the proposal by CAE subsequent to the deadline noted above.

Request additional information

CAE shall provide to any person or company, upon written request to the General Counsel, Chief Compliance Officer and Corporate Secretary of CAE at CAE Inc., 8585 Côte-de-Liesse, Saint-Laurent, Québec, H4T 1G6, telephone number 514-734-5779 and facsimile number 514-340-5530:

1. one copy of the latest Annual Information Form of CAE together with one copy of any document or the pertinent pages of any document incorporated by reference therein;

2. one copy of the 2018 Annual Financial Report containing comparative financial statements of CAE for FY2018, together with the Auditors’ Report thereon and Management’s Discussion and Analysis; and

3. one copy of this Circular.

All such documents may also be accessed on CAE’s website (www.cae.com). Additional financial information is provided in CAE’s comparative financial statements and Management’s Discussion and Analysis, or on SEDAR at www.sedar.com for the most recently completed financial year.

The contents of this Circular have been approved by the Board of Directors of CAE.

Mark Hounsell (signed)
General Counsel, Chief Compliance Officer and Corporate Secretary

Montréal, Québec
June 15, 2018

74 CAE INC. | 2018 | Management Proxy Circular

Section 9
Appendix A – Board of Directors’ Charter

CAE Inc. Board of Directors’ responsibilities
CAE’s President and Chief Executive Officer and the Company’s other executive officers are responsible for the management of the Company. The Board of Directors (the “Board”) is responsible for the stewardship of the Company and for monitoring the actions of, and providing overall guidance and direction to management.

Mandate
The Board shall act in the best interest of the Company. In fulfilling its mandate, the Board shall, among other things:

Committees
The Board may establish committees, as it deems necessary or desirable, to assist it in the fulfillment of its duties and responsibilities, with such terms of reference as the Board may determine, and may delegate from time to time to such committees or other persons any of the Board’s responsibilities that may be lawfully delegated. As such, the Board currently maintains an Audit Committee, a Human Resources Committee and a Governance Committee. Each committee is comprised entirely of independent directors, as determined by the Board in light of securities laws and applicable exchange rules, and each member of a committee is appointed by the Board after thorough review of the requirements for membership on each such committee. The independent directors will periodically, as they see fit, hold meetings without management.

Strategy
The Board will maintain a strategic planning process and annually approve a strategic plan that takes into account, among other things, the opportunities and principal risks of the Company’s business. The Board also supervises management in the implementation of appropriate risk management systems. Separately from the strategic plan, the Board also approves an annual budget for financial performance.

Corporate governance
Corporate governance issues are the responsibility of the full Board. This includes the disclosure thereof in the Company’s annual report and Management Proxy Circular.

The Board periodically reviews a Disclosure Policy for the Company that, inter alia, addresses how the Company shall interact with Shareholders, analysts and other stakeholders and covers the accurate and timely communication of all important information. The Company communicates with its stakeholders through a number of channels including its website, and they in turn can provide feedback to the Company in a number of ways, including e-mail.

The Board, through its Governance Committee, regularly reviews reports on compliance with the Company’s Code of Business Conduct and ethical practices. It periodically reviews Company policies with respect to decisions and other matters requiring Board approval.

Audit, finance and risk management
The Board, directly and through the Audit Committee, oversees:

(i) the integrity and quality of the Company’s financial reporting and the effectiveness of internal controls and the Company’s risk management processes;

(ii) the Company’s compliance with legal and regulatory requirements;

(iii) the qualifications and independence of the Company’s external auditors;

(iv) the performance of the Company’s internal accounting function and external auditors; and

(v) the adequacy of the Company’s material public documents prior to their release.

Succession planning
The Board, with the help of the Human Resources Committee, ensures a succession plan is in place for the Chief Executive Officer and for other senior employees of the Company and monitors such plan.

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Section 9 (continued) Appendix A – Board of Directors’ Charter

Oversight and compensation of management
The Board considers recommendations of the Human Resources Committee with respect to:

(i) the appointment and compensation of senior officers of the Company at the level of Vice President and above;

(ii) the implementation of processes for the recruitment, training, development and retention of senior employees who exhibit the highest standards of integrity and competence and any recommendation for improvement of the processes in place to develop high potential individuals, such as the Annual Leadership Development Process;

(iii) the compensation philosophy for the Company generally;

(iv) the adoption of any incentive compensation and equity-based plans, including stock option, stock purchase, deferred share unit, restricted share unit or other similar plans, in which employees are or may be eligible to participate; and

(v) the Company’s retirement policies and special cases.

The Board communicates to the President and Chief Executive Officer and periodically reviews the Board’s expectations regarding management’s performance and conduct of the affairs of the Company. The Board also periodically reviews the President and Chief Executive Officer’s position description and objectives and his performance against these objectives. Each year, after a performance evaluation, the Board approves, with the recommendation of the Human Resources Committee, the President and Chief Executive Officer’s compensation.

Health, Safety and Environment matters
The Board ensures, through reasonable measures, that the Company has appropriate health, safety and environment policies and procedures and reviews any material issues relating to such matters and management’s response thereto.

Directors’ qualifications, compensation, education and orientation
The Board, through the Governance Committee, develops a process to determine, in light of the opportunities and risks facing the Company, what competencies, skills and personal qualities are required for new Directors in order to add value to the Company while ensuring that the Board is constituted of a majority of individuals who are independent. With regards to Board composition, the Board ensures adherence to the term limits imposed on all directors and takes into account criteria that promote diversity, including but not limited to gender, international background, nationality, age and industry knowledge, in light of the Company’s Policy Regarding Board and Executive Officer Diversity.

The Board, through the Governance Committee, develops a program for the orientation and education of new directors, and ensures that prospective candidates for Board membership understand the role of the Board and its committees, the nature and operation of the Company’s business, and the contributions that individual directors are expected to make, and develops a program of continuing education if needed for directors.

The Board considers recommendations of the Governance Committee with respect to the level and forms of compensation for directors, which compensation shall reflect the responsibilities and risks involved in being a director of the Company.

Assessment of board and committee effectiveness
The Board considers recommendations of the Governance Committee for the development and monitoring of processes for assessing the effectiveness of the Board, the committees of the Board, the committees’ chairs, the Chair of the Board and the contribution of individual Directors, which assessments shall be made annually. These results are assessed by the Chair of the Board and/or the Chair of the Governance Committee and are reported to the full Board, which decides on actions deemed necessary, if any. The Board ensures that the number of Directors and the composition of the Board permit the Board to operate in a prudent and efficient manner.

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Section 9 (continued) Appendix A – Board of Directors’ Charter

Pension plans
The Board is responsible for overseeing the management of the Company’s pension plans and does this through its Human Resources Committee.

Outside advisors
Directors may hire outside advisers at the Company’s expense, subject to the approval of the Chair of the Board, and have access to the advice and services of the Company’s Corporate Secretary, who is also the General Counsel and Chief Compliance Officer.

November 10, 2017

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Section 10
Appendix B – Summary of the Principal Terms of the Rights Plan

This summary of the Rights Plan, as proposed to be amended and restated, is qualified in its entirety by reference to the text of the Rights Plan which is available upon request from the General Counsel, Chief Compliance Officer and Secretary of CAE at CAE Inc., 8585 Côte-de-Liesse, Saint-Laurent, Québec H4T 1G6, telephone number 514-734-5779 and facsimile number 514-340-5530. The Rights Plan may also be accessed on CAE’s website (www.cae.com). Capitalized terms used in this summary without express definition have the meanings ascribed thereto in the Rights Plan.

Issue of Rights
CAE issued one right (a “Right”) in respect of each Common Share outstanding at the close of business on March 7, 1990 (the “Record Time”). CAE has issued and will continue to issue Rights on the same basis for each Common Share issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time (both defined below).

Rights Certificates and Transferability
Before the Separation Time, the Rights will be evidenced by certificates or book entry confirmation statements for the Common Shares and such Rights are not transferable separate from the Common Shares. From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates or in separate book entry confirmation statements and will be transferable separate from and independent of the Common Shares.

Exercise of Rights
Rights are not exercisable before the Separation Time. After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one Common Share for the exercise Price of $100 (subject to certain anti-dilution adjustments) (the “Exercise Price”). This Exercise Price is a price in excess of the estimated maximum value of the Common Shares during the term of the Rights Plan as determined by the Board of Directors.

Upon the occurrence of a Flip-In Event (defined below) prior to the Expiration Time (defined below), each Right (other than any Right held by an “Acquiring Person”, which will become null and void as a result of such Flip-In Event) may be exercised to purchase that number of Common Shares which have an aggregate market price equal to twice the Exercise Price of the Rights for a price equal to the Exercise Price. Effectively, this means a Shareholder (other than the Acquiring Person) can acquire additional Common Shares from treasury at half their Market Price.

Definition of “Acquiring Person”
Subject to certain exceptions, an Acquiring Person is a person who is the Beneficial Owner (defined below) of 20% or more of the outstanding Common Shares.

Definition of “Beneficial Ownership”
A person is a Beneficial Owner if such person or its affiliates or associates or any other person acting jointly or in concert:

1. owns the securities in law or equity; and

2. has the right to acquire (immediately or within 60 days) the securities upon the exercise of any convertible securities or pursuant to an agreement, arrangement or understanding (other than a customary underwriting agreement, pledge of securities or business combination agreement requiring Shareholder approval).

However, a person is not a Beneficial Owner under the Rights Plan where:

1. the securities have been deposited or tendered pursuant to a take-over bid, unless those securities have been taken up or paid for;

2. by reason of the holders of such securities having agreed to deposit or tender such securities to a take-over bid pursuant to a Permitted Lock-Up Agreement;

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Section 10 (continued) Appendix B – Summary of the Principal Terms of the Rights Plan

3. such person (including a fund manager, trust company, pension fund administrator, trustee or non-discretionary client accounts of registered brokers or dealers) is engaged in the management of investment funds for others, as long as that person:

a) holds those Common Shares in the ordinary course of its business for the account of others; and

b) is not making a take-over bid or acting jointly or in concert with a person who is making a take-over bid; or

4. such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

Definition of “Separation Time”
Separation Time occurs on the tenth business day after the earlier of:

1. the first date of public announcement that a Flip-In Event has occurred;

2. the date of the commencement or announcement of the intent of a person to commence a take-over bid (other than a Permitted Bid or Competing Bid) or such later date as determined by the Board; and

3. the date on which a Permitted Bid or Competing Bid ceases to qualify as such or such later date as determined by the Board.

Definition of a “Flip-In Event”
A Flip-In Event occurs when a person becomes an Acquiring Person.

Upon the occurrence of a Flip-In Event, any Rights that are beneficially owned by an Acquiring Person or any of its related parties to whom the Acquiring Person has transferred its Rights will become null and void as a result of which the Acquiring Person’s investment in CAE will be greatly diluted if a substantial portion of the Rights are exercised after a Flip-In Event occurs.

Definition of “Permitted Bid”
A Permitted Bid is a take-over bid made by a person (the “Offeror”) pursuant to a take-over bid circular that complies with the following conditions:

1. the bid is made to all registered holders of Common Shares (other than Common Shares held by the Offeror) on identical terms and conditions;

2. no Common Shares may be taken up or paid for under the bid for 105 days following the commencement of the bid or such shorter minimum period as is permitted by securities legislation;

3. no Common Shares may be taken up or paid for unless more than 50% of the outstanding Common Shares held by Shareholders other than the Offeror and certain related parties have been deposited pursuant to the bid and not withdrawn;

4. the Common Shares may be deposited to and withdrawn from the take-over bid at any time before its expiry; and

5. if, on the date specified for take-up and payment, the condition in paragraph 3 above is satisfied, the bid shall remain open for an additional period of at least 10 days to permit the remaining Shareholders to tender their Common Shares.

Definition of “Competing Bid”
A Competing Bid is a take-over bid that:

1. is made while another Permitted Bid is in existence; and

2. satisfies all the requirements of a Permitted Bid except that no Common Shares may be taken up or paid for under the Competing Bid until it has been open for deposit for at least the same number of days as the minimum initial deposit period of the Permitted Bid.

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Section 10 (continued) Appendix B – Summary of the Principal Terms of the Rights Plan

Definition of “Permitted Lock-Up Agreement”
A Permitted Lock-Up Agreement is an agreement between a person making a take-over bid and one or more Shareholders (each a “Locked-up Person”) under which the Locked-up Persons agree to deposit or tender their Common Shares to such take-over bid and which provides:

1. (i) no limit on the right of the Locked-up Persons to withdraw its Common Shares in order to deposit them to a Competing Bid (or terminate the agreement in order to support another transaction) where the price or value represented under the Competing Bid (or other transaction) exceeds the price or value represented under the original take-over bid; or (ii) limits such right to withdraw its Common Shares in order to deposit them to a Competing Bid (or terminate the agreement in order to support another transaction) where the price or value represented under the Competing Bid (or other transaction) exceeds the price or value represented under the original take-over bid by as much as or more than an amount specified under the original take-over bid, and the specified amount is not more than 7% of the price or value represented under the original take-over bid, and the Competing Bid (or other transaction) is made for the same number of Common Shares as the original take-over bid; and

2. for no “break-up” fee or “top-up” fee in excess of the greater of: (i) 2.5% of the price or value payable under the original take-over bid to Locked-up Persons; and (ii) 50% of the amount by which the price or value payable to Locked-up Persons under a Competing Bid (or other transaction) exceeds the price or value payable to Locked-up Persons under the original take-over bid, shall be payable by such Locked-up Persons in the event that the original take-over bid is not successfully completed or if any Locked-up Person fails to tender their Common Shares under the original take-over bid.

Redemption of Rights
The Rights may be redeemed by the Board at its option with the prior approval of the Shareholders at any time before a Flip-In Event occurs at a redemption price of $0.00001 per Right. In addition, the Rights will be redeemed automatically in the event of a successful Permitted Bid, Competing Bid or a bid for which the Board has waived the operation of the Rights Plan. CAE is not required to pay the redemption price to any holder of Rights unless the holder is entitled to receive at least $10.00 in respect of all Rights held by such holder.

Waiver
Before a Flip-In Event occurs, the Board may waive the application of the Flip-In provisions of the Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of Common Shares. However, if the Board waives the Rights Plan with respect to a particular bid, it will be deemed to have waived the Rights Plan with respect to any other take-over bid made by take-over bid circular to all registered holders of Common Shares before the expiry of that first bid. Other waivers of the “Flip-In” provisions of the Rights Plan will require prior approval of the Shareholders.

The Board may also waive the “Flip-In” provisions of the Rights Plan in respect of any Flip-In Event provided that the Board has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person.

Term of the Rights Plan
Provided that the continuation of the Rights Plan is approved by Shareholders at the Meeting, the Rights Plan will expire, unless terminated earlier, on the date immediately after CAE’s annual meeting of Shareholders to be held in 2021. If the Rights Plan is not approved by Shareholders at the Meeting, the Rights Plan will terminate on August 15, 2018.

Amending Power
Except for minor amendments to correct typographical errors and amendments to maintain the validity of the Rights Plan as a result of a change of law, Shareholder or rightsholder approval is required for amendments to the Rights Plan.

Rights Agent
Computershare Trust Company of Canada.

Rightsholder not a Shareholder
Until a Right is exercised, the holders thereof as such, will have no rights as a Shareholder.

80 CAE INC. | 2018 | Management Proxy Circular

Section 11
Appendix C – Resolution to Approve the Renewal of the Rights Plan

Be it resolved that:

1. The renewal of the Shareholder Protection Rights Plan Agreement between CAE Inc. (“CAE”) and Computershare Trust Company of Canada, as rights agent, dated March 7, 1990, as amended and restated from time to time, a summary of which is set forth in Appendix B to the accompanying proxy information circular, is hereby approved.

2. Any officer or Director of CAE be and is hereby authorized and directed for and on behalf and in the name of CAE to execute, whether under the corporate seal of CAE or otherwise, and deliver all such documents and instruments, and to do or cause to be done all such other acts and things, as may be necessary or desirable to give effect to the foregoing.

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